UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Date: August 4, 2009
UBS AG
(Registrant’s Name)
Bahnhofstrasse 45, CH-8001 Zurich, Switzerland, and
Aeschenvorstadt 1, CH-4051 Basel, Switzerland
(Registrant’s Address)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
     Form 20-F ☑             Form 40-F ☐

UBS FINANCIAL REPORTING SECOND QUARTER 2009
INTRODUCTION TO ADDITIONAL DISCLOSURE REQUIRED BY THE SEC
ADDITIONAL NOTES TO THE FINANCIAL STATEMENTS (UNAUDITED)
ADDITIONAL INFORMATION ON NOTE 8 TO THE FINANCIAL STATEMENTS — EARNINGS PER SHARE (EPS) AND SHARES OUTSTANDING
RATIO OF EARNINGS TO FIXED CHARGES
SUPPLEMENTAL GUARANTOR CONSOLIDATING INCOME STATEMENT (JUNE 2009)
SUPPLEMENTAL GUARANTOR CONSOLIDATING INCOME STATEMENT (JUNE 2008)
SUPPLEMENTAL GUARANTOR CONSOLIDATING BALANCE SHEET (JUNE 2009)
SUPPLEMENTAL GUARANTOR CONSOLIDATING BALANCE SHEET (DECEMBER 2008)
SUPPLEMENTAL GUARANTOR CONSOLIDATING CASH FLOW STATEMENT (JUNE 2009)
SUPPLEMENTAL GUARANTOR CONSOLIDATING CASH FLOW STATEMENT (JUNE 2008)
GUARANTEE OF OTHER SECURITIES
INCORPORATION BY REFERENCE
SIGNATURES

This Form 6-K consists of the Financial Reporting Second Quarter 2009, together with additional information regarding supplemental guarantor information pursuant to Rule 3-10 of Regulation S-X and ratio of earnings to fixed charges for UBS AG, which appear immediately following this page.

quarterly report
2Q09

1 | UBS Group
2 | UBS business divisions and Corporate Center
3 | Risk and treasury management
4 | Financial information

UBS key figures

	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.6.09	31.3.09	30.6.08	1Q09	2Q08	30.6.09	30.6.08

Group results

Operating income	5,770	4,970	3,984	16	45	10,740	(50)

Operating expenses	7,093	6,528	8,110	9	(13)	13,621	15,957

Operating profit before tax (from continuing and discontinued operations)	(1,316)	(1,547)	(4,067)	15	68	(2,863)	(15,829)

Net profit attributable to UBS shareholders	(1,402)	(1,975)	(395)	29	(255)	(3,376)	(12,012)

Diluted earnings per share (CHF)[1]	(0.39)	(0.57)	(0.16)	32	(144)	(0.96)	(4.98)

Balance sheet and capital management

Total assets	1,599,873	1,861,326		(14)

Equity attributable to UBS shareholders	33,545	31,283		7

BIS total ratio (%)[2]	17.7	14.7

BIS risk-weighted assets[2]	247,976	277,665		(11)

Key performance indicators[3]

Performance

Return on equity (RoE) (%)						(21.0)	(80.8)

Return on risk-weighted assets, gross (%)						8.9	0.2

Return on assets, gross (%)						1.3	0.0

Growth

Net profit growth (%)[4]	N/A	N/A	N/A			N/A	N/A

Net new money (CHF billion)[5]	(39.5)	(14.9)	(43.8)			(54.4)	(56.5)

Efficiency

Cost / income ratio (%)[6]	115.2	106.9	202.6			111.1	N/A

Capital strength

BIS tier 1 ratio (%)[2]	13.2	10.5

FINMA leverage ratio (%)[2]	3.46	2.71 [7]

Additional information

Invested assets (CHF billion)	2,250	2,182	2,763	3	(19)

Personnel (full-time equivalents)	71,806	76,206	81,452	(6)	(12)

Market capitalization[8]	42,872	31,379	62,874	37	(32)

Long-term ratings

Fitch, London	A+	A+	AA-

Moody’s, New York[9]	Aa2	Aa2	Aa1

Standard & Poor’s, New York	A+	A+	AA-

[1] Refer to “Note 8 Earnings per share (EPS) and shares outstanding” in the financial statements of this report.  [2] Refer to the “Capital management” section of this report.  [3] For the definitions of UBS’s key performance indicators refer to the “Key performance indicators” section on page 11 of UBS’s first quarter 2009 report.  [4] Not meaningful if either the current period or the comparison period is a loss period.  [5] Excludes interest and dividend income.  [6] Not meaningful if operating income before credit loss (expense) / recovery is negative.  [7] Restatement for netting of cash collateral in first quarter 2009 reduced adjusted assets by CHF 62 billion and improved FINMA consolidated leverage ratio to 2.71% from 2.56%.  [8] Refer to the “UBS registered shares” section of this report.  [9] On 15 June 2009 Moody’s has placed the long-term debt and deposit ratings of UBS AG and affiliates on review for possible downgrade.

UBS and its businesses

UBS is a global firm providing financial services to private, corporate and institutional clients. Its strategy is to focus on international wealth management and the Swiss banking business alongside its global expertise in investment banking and asset management. Under Swiss company law, UBS is organized as a limited company, a corporation that has issued shares of common stock to investors. UBS AG is the parent company of the UBS Group (Group). The operational structure of the Group comprises the Corporate Center and four business divisions: Wealth Management & Swiss Bank, Wealth Management Americas, Global Asset Management and the Investment Bank.

Wealth Management & Swiss Bank
Wealth Management & Swiss Bank caters to high net worth and ultra high net worth individuals around the world (except those served by Wealth Management Americas) whether they are investing internationally or in their home country. UBS offers these clients a complete range of tailored advice and investment services. Its Swiss Bank business provides a complete set of banking services for Swiss individual and corporate clients.

Wealth Management Americas
Wealth Management Americas provides advice-based relationships through its financial advisors who deliver a fully integrated set of products and services specifically designed to address the needs of high net worth and ultra high net worth individuals and families. It includes the former Wealth Management US business area, as well as the domestic Canadian and Brazilian (UBS Pactual) businesses and international business booked in the United States.

Global Asset Management
Global Asset Management is one of the world’s leading asset managers, providing investment solutions to private clients, financial intermediaries and institutional investors worldwide. It offers diverse investment capabilities and investment styles across all major traditional and alternative asset classes. Specialist equity, fixed income, currency, hedge fund, real estate, infrastructure and private equity investment capabilities can also be combined in multi-asset strategies.

Investment Bank
The Investment Bank provides securities and other financial products and research in equities, fixed income, rates, foreign exchange and precious metals. It also provides advisory services as well as access to the world’s capital markets for corporate, institutional, intermediary and alternative asset management clients.

Corporate Center
The Corporate Center ensures that all business divisions operate as a coherent and effective whole by providing and managing support and control functions for the business divisions and the Group in such areas as risk management and control, finance, legal and compliance, marketing and communications, funding, capital and balance sheet management, management of foreign currency earnings, human resources, information technology infrastructure and service centers.

Contents

2	Letter to shareholders
4	Corporate calendar and information sources

1.	UBS Group

6	Market climate
7	Recent developments
8	Accounting changes
9	Key performance indicators
10	Group results
15	Balance sheet
17	Off-balance sheet

2.	UBS business divisions and Corporate Center

20	Wealth Management & Swiss Bank
22	Wealth Management Americas
25	Global Asset Management
29	Investment Bank
33	Corporate Center

3.	Risk and treasury management

36	Risk management and control
46	Liquidity management
48	Capital management
52	UBS registered shares

4.	Financial information

54	Financial statements
60	Notes to the financial statements

Second quarter 2009 report

Dear shareholders,

As previously communicated, turning around our business requires time and a steadfast commitment to the right strategy. While our second quarter results were clearly unsatisfactory, they show significant progress towards returning to profitability and restoring client trust.

In the second quarter, we recorded a net loss attributable to shareholders of CHF 1,402 million and an operating loss before tax of CHF 1,316 million. A CHF 582 million charge for restructuring costs adversely affected our results in the short term, but these costs were necessary for the achievement of the longer-term cost savings we have targeted. An even bigger driver of our quarterly loss was a charge of CHF 1,213 million due to the reversal of own credit. While this is accounted for as a charge to income, it largely reflects the significant improvement in our credit spreads during the quarter. The reported result also reflects a further goodwill impairment charge of CHF 492 million arising from the announced sale of UBS Pactual, that is expected to close in the third quarter. Excluding these three items, an operating profit before tax of CHF 971 million would have been recorded.

The operating performance of our businesses has improved compared with prior quarters. Group revenues were up 16%, mainly reflecting a marked reduction in losses from legacy risk positions in the fixed income business of the Investment Bank. Wealth Management & Swiss Bank saw a small increase in revenues, reflecting lower credit loss expenses and higher business volumes. Wealth Management Americas reported lower revenues than in the prior quarter, although revenues improved slightly on a US dollar basis. The Investment Bank’s equities business and investment banking department both showed significant improvements in their quarterly performance. The business division’s fixed income, currencies and commodities unit achieved a marked reduction in losses from legacy risk positions, but its underlying business remained weak. Global Asset Management reported improved revenues, primarily due to increased performance fees.

Net outflows of client assets continued. Wealth Management & Swiss Bank recorded net outflows of CHF 16.5 billion in the quarter. These outflows were concentrated in the international business, whereas the Swiss domestic business was quite stable. Accordingly, we believe that the US cross-border issue and our exit from the US cross-border business are having a major influence on these results. We believe that this was also the major factor, directly or indirectly, in Wealth Management Americas’ net outflows of CHF 5.8 billion. Global Asset Management recorded net new money outflows of CHF 17.1 billion, mainly associated with clients moving away from money market investments and the follow-on effect of client withdrawals from our wealth management businesses. However, most of the lead investment performance indicators of this business division remained positive, and its equities unit saw the first net inflows in many quarters.

We have continued to reduce our fixed cost base in line with our strategic positioning plan. We are on track with our plans to reduce annual fixed costs by CHF 3.5–4.0 billion compared with 2008’s run rate and to reduce total staff headcount to 67,500 by 2010. While expenses increased on a reported basis due to higher restructuring costs and higher personnel expenses, our fixed cost base declined and group headcount was down by 4,400 to just under 72,000.

We experienced further large reductions in our balance sheet and risk exposures. Our consolidated balance sheet fell by over CHF 250 billion in the second quarter, driven mainly by a reduction in carrying values in the derivatives books in the Investment Bank. Our risk-weighted assets fell by CHF 30 billion in the quarter to CHF 248 billion. Credit loss expenses were significantly lower in the second quarter than they have been in recent periods, reflecting the considerable progress we have made in reducing risk in the Investment Bank in our legacy positions. We have continued to take advantage of opportunities to restructure our exposure to monoline insurers. Although we have materially reduced our overall exposure to this sector, it is the principal remaining legacy risk category of concern to management.

Our capital base was strengthened by our recent share placement of approximately 293 million new shares from authorized capital, with our BIS tier 1 capital ratio increasing to 13.2% as of the end of June. Our quarter-end tier 1 capital ratio was considerably higher than that of most of our European peers. Taking into account the estimated effects from the announced sale of UBS Pactual, BIS tier 1 capital would increase by approximately CHF 1 billion and risk-weighted assets would be CHF 3 billion lower. Upon closing, UBS’s BIS tier 1 ratio is expected to increase by approximately 50 basis points, which would increase the 30 June 2009 pro forma ratio to 13.7%. As a result of our strengthened capital position and the further substantial reductions we have made to our balance sheet, the Group leverage ratio was 3.5%, exceeding the Swiss Financial Market Supervisory Authority’s (FINMA’s) 3% minimum.

We look forward to a definitive resolution of the US cross-border matter. On 31 July, the US Government stat-

ed that an agreement in principle had been reached on the major issues relating to the IRS’s John Doe Summons enforcement action, and that the parties expect to resolve the remaining issues shortly. This is a positive development in a matter that has adversely affected our efforts to regain the trust of our clients and to restore momentum to our businesses.

Outlook – Market conditions improved steadily during the second quarter, with asset prices rising as investor confidence began to return in many credit and equity markets. In spite of these positive economic signs, the overall economic environment in most of the regions in which we operate remains recessionary. Sustainable recovery is not yet visible.

We have seen increased activity levels among our wealth management clients, whose investment behavior appears progressively less risk averse. This should improve the fee-earning potential of our wealth and asset management businesses. For our investment banking businesses, the current positive momentum in the equity markets provides a good backdrop for improvement in our equities and investment banking franchises. Credit markets are also buoyant, but our restrictive allocation of balance sheet and other resources to many of our fixed income businesses reflects our conservative view on risk taking as those businesses rebuild. Overall, our outlook remains cautious, consistent with our view that economic recovery will be constrained by low credit creation and the structural weaknesses in consumers’ and governments’ balance sheets.

4 August 2009

Yours sincerely,

Kaspar Villiger	Oswald J. Grübel
Chairman of the Board of Directors	Group Chief Executive Officer

Second quarter 2009 report

Corporate calendar and information sources

Corporate calendar

Publication of third quarter 2009 results		Tuesday, 3 November 2009

Publication of fourth quarter 2009 results		Tuesday, 2 February 2010

Annual general meeting		Wednesday, 14 April 2010

Publication of first quarter 2010 results		Tuesday, 4 May 2010

Contacts

Switchboards

Zurich	+41 44 234 1111	London	+44 20 7568 0000

New York	+1 212 821 3000	Hong Kong	+852 2971 8888

Investor Relations

UBS AG, Investor Relations P.O. Box, CH-8098 Zurich, Switzerland sh-investorrelations@ubs.com www.ubs.com/investors		Zurich	+41 44 234 4100

		New York	+1 212 882 5734

		Fax (Zurich)	+41 44 234 3415

Media Relations

Zurich	+41 44 234 8500	mediarelations@ubs.com

London	+44 20 7567 4714	ubs-media-relations@ubs.com

New York	+1 212 821 3000	mediarelations-ny@ubs.com

Hong Kong	+852 2971 8888	sh-mediarelations-ap@ubs.com

Shareholder Services

UBS AG, Shareholder Services P.O. Box, CH-8098 Zurich, Switzerland sh-shareholder-services@ubs.com		Hotline	+41 44 235 6202

		Fax (Zurich)	+41 44 235 3154

US Transfer Agent

BNY Mellon Shareowner Services 480 Washington Boulevard Jersey City, NJ 07310, USA sh-relations@melloninvestor.com www.melloninvestor.com		Calls from the US: +866 541 9689

Calls outside the US: +1 201 680 6578

Fax +1 201 680 4675

Reporting publications

Annual publications: Annual report (SAP no. 80531; German and English). Includes a letter to shareholders and a description of: UBS’s strategy, performance and responsibility; the strategy and performance of the business divisions and the Corporate Center; risk, treasury and capital management at UBS; corporate governance and executive compensation; and financial information, including the financial statements. Review (SAP no. 80530; English, German, French and Italian). The booklet contains key information on UBS’s strategy and financials. Compensation report (SAP no. 82307; English and German). Compensation of senior management and the Board of Directors.

Quarterly publications: Letter to shareholders (English, German, French and Italian). The letter provides a quarterly update from UBS’s executive management on the firm’s strategy and performance. Financial report (SAP no. 80834; English). This report provides a detailed description of UBS’s strategy and performance for the respective quarter.

How to order reports: The annual and quarterly publications are available in PDF format on the internet at www.ubs.com/ investors/topics in the reporting section. Printed copies can be ordered from the investor services section of the website. Alternatively, they can be ordered by quoting the SAP number and the language preference, where applicable, from UBS AG, Information Center, P.O. Box, CH-8098 Zurich, Switzerland.

Other information

The Investor Relations website: www.ubs.com/investors. This provides the following information on UBS: financial information (including results-related SEC filings); corporate information; UBS share price charts and data and dividend information; the UBS event calendar; and the latest presentations by management for investors and financial analysts. Available in English and German, with some sections also available in French and Italian.

Results presentations: UBS’s quarterly results presentations are webcast live. A playback of the most recent presentation is downloadable at www.ubs.com/presentations.

Messaging service / UBS news alert: On the www.ubs.com/newsalert website, it is possible to subscribe to receive news alerts about UBS via SMS or e-mail. Messages are sent in English, German, French or Italian and it is possible to state preferences for the theme of the alerts received.

UBS Group

Management report

Market climate

Market climate

There were no clear signals of a return to positive global growth during the second quarter – the unemployment rate continued to rise across all regions and household spending remained conservative as consumers continued to reduce their debts. There was, however, a slowdown in the pace of economic deterioration in most economies. This reflected several key factors: the end of reductions in inventory in the industrial sector, the positive impact of significant monetary and fiscal stimulus in many economies (which started in 2008 and continued throughout the first half of 2009) and improved confidence in specific areas of the economy. Policy responses to the financial crisis are beginning to shift away from the initial emergency interventions to focus on tighter regulatory frameworks, and both the US and EU have announced plans for significant regulatory reforms. Swiss regulatory authorities are also considering what measures should be taken to reduce the systemic risk associated with Switzer-land’s two largest banks.

Signs of stabilization in the global economy prompted an improvement in market climate and a rally in stock prices, which began in March 2009, continued during the second quarter. During this period, the MSCI World Index recovered by 19.7% to end the quarter positive year-to-date, the S&P 500 Index rose 15.2% and the Dow Jones STOXX 600 Index climbed 23.2%. Emerging markets recovered very significantly with a rise in stock prices of 33.6%, as measured by the MSCI Emerging Markets Index.
The improved investment climate and increased appetite for risk among investors were also reflected in lower volatility in equity markets, though volatility remained historically high. Rising stock prices and reduced volatility contributed to an increase in primary issuance of equity as financial and non-financial companies issued capital to restructure their balance sheets. During the second quarter, the global deal value of equity issuances totaled USD 279 billion according to Dealogic, almost four times the first quarter amount.

In the corporate bond sector, credit spreads continued to contract from the historically high levels seen towards the end of 2008. At the end of second quarter 2009, credit spreads in the high yield corporate sector were about 50% above their historical average, compared with 200% higher in December 2008. Fears of rising inflation due to increasing public debt across the world contributed to government bonds underperforming corporate bonds in second quarter 2009, a reversal from recent quarters. The increased attractiveness of corporate debt among investors led to a continued increase in corporate bond issuances during the second quarter. According to Dealogic, the global debt capital market deal value reached USD 1,711 billion in second quarter 2009, in line with the historically high levels seen in the prior quarter.
Central banks kept short-term interest rates at historically low levels during the second quarter, signaling that these could remain low until economic recovery materializes. Long-term interest rates were more volatile during the quarter, reflecting concerns about the implications of government stimulus efforts on future inflation expectations. The increased risk appetite experienced during the quarter contributed to a depreciation of the US dollar and the Japanese yen against the Swiss franc, while the British pound appreciated against the Swiss franc. Against the euro, the Swiss currency remained broadly stable during the second quarter as the Swiss National Bank continued intervening in the foreign exchange market. Commodity prices rebounded strongly during the second quarter as increasing optimism about the global economy, particularly in emerging markets, contributed towards a lift in price levels from earlier in the year.

Equity indices

Major currencies against the Swiss franc

UBS Group

Recent developments

Recent developments

Capital increase

On 25 June 2009, UBS placed 293,258,050 newly issued shares from authorized capital with a small number of large institutional investors at a price of CHF 13.00 per share. After deducting costs associated with the placement, the amount of new equity capital raised when the transaction was completed on 30 June 2009 was approximately CHF 3.8 billion.

As a result of this transaction, and the issuance of 10,685 shares to source equity-based compensation plans, total UBS shares issued increased to 3,225,849,284 at 30 June 2009 from 2,932,580,549 at 31 March 2009. Including the outstanding mandatory convertible notes (MCNs) and adjustments made to the terms of the MCNs following the above-mentioned capital increase, shares outstanding for earnings per share were 3,786,400,644 at 30 June 2009, up from 3,506,384,469 at 31 March 2009. Refer to the “Capital management” section and “Note 8 Earnings per share (EPS) and shares outstanding” in the financial statements of this report for more information.

Changes to the Group Executive Board

On 25 June 2009, UBS announced the appointment of Chi-Won Yoon as the Chairman and CEO of Asia Pacific and a member of the Group Executive Board, with immediate effect. Chi-Won Yoon succeeds Rory Tapner who is leaving UBS.

Update on the announced sale of UBS Pactual

Transaction description
As announced on 20 April 2009 and in UBS’s first quarter 2009 report, UBS has agreed to sell its Brazilian financial services business, UBS Pactual, to BTG Investments, LP. The sale consideration consists of a combination of a cash payment and an assumption of liabilities by BTG Investments. The total cash consideration is approximately USD 667 million, of which USD 467 million will be payable at the closing of the transaction, and the remaining approximately USD 200 million, plus accrued interest, will be payable 12 months after the closing. Liabilities assumed by BTG Investments relate primarily to the residual payment obligation of USD 1.6 billion owed to former Pactual partners, which was incurred by UBS upon acquisition of Pactual in 2006 and is due in 2011. The transaction is expected to close in third quarter 2009, subject to regulatory approval.

Impact on UBS’s income statement and balance sheet
In first quarter 2009, a net charge of CHF 388 million was recognized in UBS’s income statement in relation to the announced sale – a goodwill impairment charge of CHF 631 million partly offset by a deferred tax benefit of CHF 243 million. The goodwill impairment charge was split across the results of three business divisions in first quarter 2009 – CHF 421 million in the Investment Bank, CHF 191 million in Global Asset Management and CHF 19 million in Wealth Management Americas – but had no impact on the results of Wealth Management & Swiss Bank or the Corporate Center.

In second quarter 2009, re-measurement of UBS Pactual to “fair value less costs to sell” led to the recognition of an additional goodwill impairment charge of CHF 492 million. This goodwill impairment charge included primarily the effects from foreign exchange losses that were previously deferred in equity and from the translation of the US dollar-denominated sales price into Swiss francs. The operational results of UBS Pactual continued to be reported in the business divisions Investment Bank, Global Asset Management and Wealth Management Americas, and in the Corporate Center. For management and segment reporting purposes, the goodwill impairment charge in second quarter 2009 was also presented in the respective business division results in the “Impairment of goodwill” line item. However, consistent with UBS’s internal policy that foreign exchange exposures related to investments in subsidiaries are managed by Group Treasury and related gains and losses are recognized in the Corporate Center, the goodwill impairment charge was then charged through the “Services (to) / from other business divisions” line item to the Corporate Center. At 30 June 2009, and after this impairment, the goodwill allocated to UBS Pactual amounted to CHF 416 million. The net impact of UBS Pactual on UBS’s second quarter results was a pre-tax loss of CHF 428 million, including the abovementioned goodwill impairment charge of CHF 492 million.
Upon the closing of the transaction, UBS expects to realize an additional loss in the range of CHF 300 million, predominantly attributable to foreign currency translation effects that accumulated in equity during the holding period of UBS Pactual. Additionally, upon closing of the transaction, UBS expects its BIS tier 1 capital to increase by approximately CHF 1 billion and risk-weighted assets to decrease by CHF 3 billion. Upon closing, UBS’s BIS tier 1 ratio is expected to increase by approximately 50 basis points, which would increase the 30 June 2009 pro forma ratio to 13.7%. Refer to UBS’s financial report for first quarter 2009 and “Note 14 Changes in organization” in the financial statements of this report for more information.

Accounting changes

Accounting changes

Accounting changes in second quarter 2009

IAS 1 (revised) Presentation of Financial Statements
Effective as of 1 January 2009, the revised International Accounting Standard (IAS) 1 affects the presentation of both owner changes in equity and comprehensive income. UBS continues to present owner changes in equity in the “Statement of changes in equity”, but detailed information relating to non-owner changes in equity, such as foreign exchange translation, cash flow hedges and financial investments available-for-sale, is now presented in the “Statement of comprehensive income”.

When implementing these amendments, UBS also adjusted the format of its “Statement of changes in equity” and replaced the “Statement of recognized income and expense” with a “Statement of comprehensive income”. Preferred securities issued by consolidated trusts are reported as “Equity attributable to minority interests”, as they are equity instruments held by third parties. As securities issued by consolidated trusts comprise the largest part of UBS’s equity attributable to minority interests, UBS discloses movement information in a separate table.
UBS has also re-assessed its accounting treatment of dividends from trust preferred securities. In line with the classification of trust preferred securities as equity instruments, UBS now recognizes liabilities for the full dividend payment obligation once a coupon payment becomes mandatory, i.e. when it is triggered by a contractually determined event. In the income statement, the same amount is reclassified from net profit attributable to UBS shareholders to net profit attributable to minority interests.
The implementation of this policy as of 1 April 2009 resulted in the reclassification of equity attributable to UBS shareholders of CHF 176 million and equity attributable to minority interests of CHF 354 million to liabilities (total CHF 530 million). Net profit attributable to UBS shareholders decreased by CHF 176 million, and net profit attributable to minority interests increased correspondingly. Total net profit, BIS capital and capital ratios were not impacted. At transition date, 1 April 2009, year-to-date basic earnings per share and diluted earnings per share were both reduced by CHF 0.05 to CHF (0.61) and CHF (0.62) from CHF (0.56) and CHF (0.57) respectively.

UBS Group

Key performance indicators

Key performance indicators

Key performance indicators[1]
	As of or for the quarter ended				Year-to-date
	30.6.09	31.3.09		30.6.08	30.6.09	30.6.08

Performance

Return on equity (RoE) (%)					(21.0)	(80.8)

Return on risk-weighted assets, gross (%)					8.9	0.2

Return on assets, gross (%)					1.3	0.0

Growth

Net profit growth (%)[2]	N/A	N/A		N/A	N/A	N/A

Net new money (CHF billion)[3]	(39.5)	(14.9)		(43.8)	(54.4)	(56.5)

Efficiency

Cost / income ratio (%)[4]	115.2	106.9		202.6	111.1	N/A

Capital strength

BIS tier 1 ratio (%)	13.2	10.5

FINMA leverage ratio (%)	3.46	2.71	[5]

1 For the definitions of UBS’s key performance indicators refer to the “Key performance indicators” section on page 11 of UBS’s first quarter 2009 report.  2 Not meaningful if either the current period or the comparison period is a loss period.   3 Excludes interest and dividend income.   4 Not meaningful if operating income before credit loss (expense) / recovery is negative.   5 Restatement for netting of cash collateral in first quarter 2009 reduced adjusted assets by CHF 62 billion and improved FINMA leverage ratio to 2.71% from 2.56%.

Net new money[1]
	Quarter ended			Year-to-date
CHF billion	30.6.09	31.3.09	30.6.08	30.6.09	30.6.08

Swiss clients	(0.2)	(10.2)	(7.2)	(10.4)	(11.7)

International clients	(16.3)	(13.2)	(3.2)	(29.5)	1.8

Wealth Management & Swiss Bank	(16.5)	(23.4)	(10.4)	(39.9)	(9.9)

Wealth Management Americas	(5.8)	16.2	(8.9)	10.3	(5.6)

Institutional	(6.6)	(1.1)	(8.4)	(7.7)	(17.9)

Wholesale intermediary	(10.6)	(6.6)	(16.1)	(17.2)	(23.1)

Global Asset Management	(17.1)	(7.7)	(24.5)	(24.9)	(41.0)

UBS	(39.5)	(14.9)	(43.8)	(54.4)	(56.5)

1 Excludes interest and dividend income.

Invested assets
	As of			% change from
CHF billion	30.6.09	31.3.09	30.6.08	31.3.09	30.6.08

Swiss clients	328	313	403	5	(19)

International clients	633	621	833	2	(24)

Wealth Management & Swiss Bank	961	934	1,236	3	(22)

Wealth Management Americas	695	673	771	3	(10)

Institutional	351	337	448	4	(22)

Wholesale intermediary	242	239	310	1	(22)

Global Asset Management	593	576	757	3	(22)

UBS	2,250	2,182	2,763	3	(19)

Group results

Group results

Income statement
	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.6.09	31.3.09	30.6.08	1Q09	2Q08	30.6.09	30.6.08

Continuing operations

Interest income	6,035	7,645	17,530	(21)	(66)	13,680	37,752

Interest expense	(4,892)	(5,746)	(16,294)	(15)	(70)	(10,638)	(34,837)

Net interest income	1,143	1,899	1,236	(40)	(8)	3,042	2,915

Credit loss (expense) / recovery	(388)	(1,135)	(19)	(66)		(1,523)	(329)

Net interest income after credit loss expense	755	764	1,217	(1)	(38)	1,519	2,586

Net fee and commission income	4,502	4,241	6,221	6	(28)	8,744	12,436

Net trading income	220	(630)	(3,549)			(410)	(15,175)

Other income	292	595	94	(51)	211	887	103

Total operating income	5,770	4,970	3,984	16	45	10,740	(50)

Personnel expenses	4,578	3,963	4,612	16	(1)	8,542	9,887

General and administrative expenses	1,699	1,635	2,831	4	(40)	3,334	5,074

Depreciation of property and equipment	284	253	277	12	3	537	558

Impairment of goodwill	492	631	341	(22)	44	1,123	341

Amortization of intangible assets	39	45	49	(13)	(20)	84	98

Total operating expenses	7,093	6,528	8,110	9	(13)	13,621	15,957

Operating profit from continuing operations before tax	(1,323)	(1,558)	(4,126)	15	68	(2,881)	(16,008)

Tax expense	(208)	294	(3,829)		95	86	(4,126)

Net profit from continuing operations	(1,115)	(1,852)	(297)	40	(275)	(2,967)	(11,882)

Discontinued operations

Profit from discontinued operations before tax	7	11	59	(36)	(88)	17	179

Tax expense	0	0	1		(100)	0	1

Net profit from discontinued operations	7	11	58	(36)	(88)	17	178

Net profit	(1,108)	(1,842)	(239)	40	(364)	(2,949)	(11,703)

Net profit attributable to minority interests	294	133	156	121	88	427	309

from continuing operations	290	128	155	127	87	418	262

from discontinued operations	4	5	1	(20)	300	9	47

Net profit attributable to UBS shareholders	(1,402)	(1,975)	(395)	29	(255)	(3,376)	(12,012)

from continuing operations	(1,405)	(1,980)	(452)	29	(211)	(3,385)	(12,144)

from discontinued operations	3	5	57	(40)	(95)	8	132

Earnings per share

Basic earnings per share (CHF)	(0.39)	(0.56)	(0.15)	30	(160)	(0.96)	(4.96)

from continuing operations	(0.40)	(0.57)	(0.17)	30	(135)	(0.96)	(5.02)

from discontinued operations	0.00	0.00	0.02		(100)	0.00	0.05

Diluted earnings per share (CHF)	(0.39)	(0.57)	(0.16)	32	(144)	(0.96)	(4.98)

from continuing operations	(0.40)	(0.57)	(0.18)	30	(122)	(0.96)	(5.03)

from discontinued operations	0.00	0.00	0.02		(100)	0.00	0.05

Additional information

Personnel (full-time equivalents)	71,806	76,206	81,452	(6)	(12)

UBS Group

Results: 2Q09 vs 1Q09

Net loss attributable to UBS shareholders was CHF 1,402 million compared with CHF 1,975 million. This was mainly driven by lower losses on risk positions from businesses now exited or in the process of being exited by the Investment Bank. Second quarter results were significantly affected by a charge of CHF 1,213 million on own credit for financial liabilities designated at fair value, restructuring charges of CHF 582 million and goodwill impairment charges of CHF 492 million in relation to the announced sale of UBS Pactual. Net loss from continuing operations was CHF 1,115 million compared with a net loss of CHF 1,852 million.

Operating income: 2Q09 vs 1Q09

Total operating income increased to CHF 5,770 million from CHF 4,970 million.

Net interest income and net trading income
Net trading income was positive CHF 220 million compared with negative CHF 630 million. Net interest income before credit losses decreased to CHF 1,143 million from CHF 1,899 million.

Net income from trading businesses
Net income from trading businesses was negative CHF 207 million compared with negative CHF 640 million. This change was driven by lower losses on risk positions from businesses now exited or in the process of being exited within the Investment Bank’s fixed income, currencies and commodities (FICC) area.

The trading results of FICC were less impacted by losses on risk positions from businesses now exited or in the pro-

cess of being exited; however other FICC trading revenues were weaker, notably in the emerging markets and foreign exchange and money market distribution businesses. Within the Investment Bank’s equities businesses, decreases in derivatives revenues and equity-linked revenues were more than offset by increases in proprietary trading and prime brokerage.

The Investment Bank recorded a loss on own credit on financial liabilities designated at fair value of CHF 1,213 million in net trading income, compared with a gain of CHF 651 million in the prior quarter. The own credit gain on financial liabilities designated at fair value still held as at 30 June 2009 amounted to CHF 2,412 million life-to-date. Refer to “Note 11 Fair value of financial instruments” in the financial statements of this report for more information on own credit.

Net income from interest margin businesses
Net income from interest margin businesses decreased 1% to CHF 1,302 million from CHF 1,321 million.

Net income from treasury activities and other
Net income from treasury activities and other was CHF 268 million compared with CHF 587 million. Second quarter 2009 included a gain of CHF 78 million on the mandatory convertible notes (MCNs) issued in December 2008 (largely due to the revaluation of the embedded derivative components of the MCNs) and a net gain of CHF 129 million from the revaluation of UBS’s option to acquire the SNB StabFund’s equity. First quarter 2009 included a gain of CHF 524 million from the abovementioned MCNs (largely due to the revaluation of the embedded derivative components) and a net loss of CHF 302 million from the revaluation of UBS’s option to acquire the SNB StabFund’s equity.

Net interest and trading income
	Quarter ended			% change from		Year-to-date
CHF million	30.6.09	31.3.09	30.6.08	1Q09	2Q08	30.6.09	30.6.08

Net interest income	1,143	1,899	1,236	(40)	(8)	3,042	2,915

Net trading income	220	(630)	(3,549)			(410)	(15,175)

Total net interest and trading income	1,363	1,269	(2,313)	7		2,632	(12,260)

Breakdown by businesses

Net income from trading businesses[1]	(207)	(640)	(3,941)	68	95	(847)	(19,686)

Net income from interest margin businesses	1,302	1,321	1,526	(1)	(15)	2,623	3,107

Net income from treasury activities and other	268	587	102	(54)	163	855	4,318

Total net interest and trading income	1,363	1,269	(2,313)	7		2,632	(12,260)

1 Includes lending activities of the Investment Bank.

Group results

Credit loss expenses
UBS recorded credit loss expenses of CHF 388 million in second quarter 2009, compared with CHF 1,135 million in first quarter 2009.

In the Investment Bank, credit loss expenses in second quarter 2009 were CHF 369 million, of which CHF 208 million related to assets-backed securities that were reclassified in previous quarters from “Held for trading” to “Loans and receivables”. The remaining credit losses of CHF 161 million related to loans originated in the ordinary course of business across a number of different sectors. First quarter credit loss expenses were mainly due to loan positions which were entered into with the intent to syndicate or distribute but where the syndication or distribution markets became illiquid.
Wealth Management & Swiss Bank reported credit loss expenses of CHF 20 million in second quarter 2009, a significant decrease compared with the CHF 119 million reported in the prior quarter. This decrease was mainly due to the fact that allowances made against lombard loans in prior periods were released in the second quarter.
Refer to the “Risk management and control” section of this report for more information on credit risk.

Net fee and commission income
Net fee and commission income was CHF 4,502 million, up 6% from CHF 4,241 million. Second quarter 2009 saw an increase in underwriting and net brokerage fees partly offset by decreases in the other fee categories, as follows:
–	Underwriting fees increased 46% to CHF 666 million, driven by a 37% increase in equity underwriting fees and a 61% increase in debt underwriting fees.
–	Mergers and acquisitions and corporate finance fees fell 10% to CHF 207 million, in an environment of reduced market activity and lower mandated deal volumes.
–	Net brokerage fees increased 12% to CHF 1,210 million mainly due to higher fees in the Investment Bank’s cash equities business and higher client transaction volumes in the Wealth Management & Swiss Bank business division.
–	Investment fund fees fell 2% to CHF 995 million as lower asset-based fees in the wealth management businesses were only partly offset by higher asset-based fees in the asset management business and higher sales-based fees in both the wealth and asset management businesses.
–	Portfolio management and advisory fees fell 1% to CHF 1,440 million, mainly as lower fees of the Wealth Management & Swiss Bank business division were only partly offset by higher performance fees in the asset management business and higher fees in the Investment Bank’s cash equities business.
–	Other commission expenses increased 3% to CHF 349 million, mainly due to higher fees paid in the Investment Bank’s cash equities business.

Other income
Other income decreased to CHF 292 million from CHF 595 million. Second quarter 2009 included the release of previously deferred foreign exchange gains of CHF 300 million due to the de-consolidation and liquidation of subsidiaries. First quarter 2009 included gains of CHF 304 million on the buyback of subordinated debt and a gain of CHF 94 million due to the divestment of certain commodities businesses by the Investment Bank.

Operating expenses: 2Q09 vs 1Q09

Total operating expenses increased 9% to CHF 7,093 million from CHF 6,528 million.

Personnel expenses
Personnel expenses were CHF 4,578 million compared with CHF 3,963 million, mainly due to higher accruals for performance-based compensation. Second quarter 2009 personnel expenses included restructuring charges of CHF 320 million (mainly recorded in Wealth Management & Swiss Bank), compared with CHF 192 million in the prior quarter (mainly recorded in the Investment Bank). Second quarter personnel expenses were also affected by salary increases in selected areas and increases in incentive compensation accruals. Due to restructuring charges and headcount reductions, personnel costs for second quarter 2009 may not be representative of those expected in the second half of 2009. In particular, a significant proportion of headcount reductions that have been communicated have not yet rolled off monthly personnel expenses. Cost savings due to headcount reductions and salary increases are expected to affect the fixed component of personnel expenses for business divisions to different degrees.

General and administrative expenses
At CHF 1,699 million, general and administrative expenses increased by CHF 64 million from CHF 1,635 million. Cost reductions in all categories except professional fees were more than offset by restructuring charges of CHF 230 million, mainly related to real estate. There were no non-personnel restructuring charges in first quarter 2009.

Depreciation, amortization and goodwill impairment
Depreciation of property and equipment was CHF 284 million, up CHF 31 million, mainly due to restructuring charges of CHF 32 million in the second quarter driven by a CHF 28 million impairment loss on property and equipment. At CHF 39 million, amortization of intangible assets was down CHF 6 million. A goodwill impairment charge of CHF 492 million was recorded by the business divisions in second quarter 2009 in relation to the announced sale of UBS Pactual and charged to the Corporate Center. First quarter 2009 included a goodwill impairment charge of CHF 631 million for this transaction

UBS Group

that was attributed to the business divisions (refer to the “Recent developments” section of this report for additional information on this transaction).

Tax: 2Q09 vs 1Q09

UBS recognized a net income tax benefit of CHF 208 million in its income statement for second quarter 2009. This includes a deferred tax benefit of CHF 371 million, which mainly relates to a release of valuation allowances against deferred tax assets in respect of tax losses and temporary differences, taking into account latest forecasts of taxable profits. UBS recognized a net income tax expense of CHF 294 million for first quarter 2009, which mainly reflected a reduction in deferred tax assets recognized of CHF 312 million.

Summary of business division performance: 2Q09 vs 1Q09

Wealth Management & Swiss Bank recorded a pre-tax profit of CHF 932 million, compared with CHF 1,077 million. Operating income was virtually flat, while restructuring charges of CHF 321 million in second quarter 2009 resulted in an increase in operating expenses. Excluding restructuring charges, pre-tax profit for second quarter 2009 would have increased 16% from the prior quarter.

Wealth Management Americas recorded a pre-tax loss of CHF 221 million compared with a pre-tax loss of CHF 35 million. The second quarter included restructuring charges of CHF 152 million, whereas the first quarter included a goodwill impairment charge of CHF 19 million related to the announced sale of UBS Pactual. Excluding these charges, the pre-tax loss for second quarter 2009 would have been CHF 69 million compared with a first quarter pre-tax loss of CHF 16 million.
Global Asset Management recorded a pre-tax profit of CHF 82 million compared with a pre-tax loss of CHF 59 million. Excluding a goodwill impairment charge in the first quarter of CHF 191 million in relation to the announced sale of UBS Pactual and restructuring charges in both quarters, pre-tax profit in the second quarter would have decreased by CHF 30 million, or 22%. Increased performance fees were more than offset by higher personnel expenses.

The Investment Bank recorded a pre-tax loss of CHF 1,846 million compared with a pre-tax loss of CHF 3,162 million. This change was driven by lower losses on risk positions from businesses now exited or in the process of being exited. An own credit charge of CHF 1,213 million on financial liabilities designated at fair value was included in the second quarter result, compared with an own credit gain of CHF 651 million in first quarter 2009. Operating expenses were down from the prior quarter, despite higher personnel expenses, as first quarter expenses included a goodwill impairment charge of CHF 421 million related to the announced sale of UBS Pactual.
The Corporate Center recorded a pre-tax loss from continuing operations of CHF 270 million in second quarter 2009. This was mainly due to a goodwill impairment charge of CHF 492 million related to the announced sale of UBS Pactual, which was recorded by the business divisions and charged to the Corporate Center. The Corporate Center recorded a pre-tax profit from continuing operations of CHF 621 million in first quarter 2009.

Invested assets development: 2Q09 vs 1Q09

Net new money

Wealth Management & Swiss Bank
Outflows of net new money slowed to CHF 16.5 billion from CHF 23.4 billion. Total net new money outflows comprised CHF 0.2 billion from Swiss clients and CHF 16.3 billion from international clients, compared with net outflows of CHF 10.2 billion and CHF 13.2 billion respectively for first quarter 2009.

Wealth Management Americas
Second quarter saw net new money outflows of CHF 5.8 billion, compared with net new money inflows of CHF 16.2 billion in first quarter 2009.

Performance from continuing operations before tax
	Quarter ended			% change from		Year-to-date
CHF million	30.6.09	31.3.09	30.6.08	1Q09	2Q08	30.6.09	30.6.08

Wealth Management & Swiss Bank	932	1,077	1,858	(13)	(50)	2,009	3,817

Wealth Management Americas	(221)	(35)	(748)	(531)	70	(256)	(567)

Global Asset Management	82	(59)	352		(77)	24	682

Investment Bank	(1,846)	(3,162)	(5,239)	42	65	(5,008)	(23,451)

Corporate Center	(270)	621	(349)		23	351	3,512

UBS	(1,323)	(1,558)	(4,126)	15	68	(2,881)	(16,008)

Group results

Global Asset Management
Net new money outflows were CHF 17.1 billion compared with CHF 7.7 billion. Institutional net new money outflows were CHF 6.6 billion compared with CHF 1.1 billion. Excluding money market flows, net outflows were CHF 3.4 billion compared with CHF 9.2 billion. Outflows of wholesale intermediary net new money were CHF 10.6 billion compared with CHF 6.6 billion. Excluding money market flows, wholesale intermediary net outflows were CHF 4.5 billion compared with CHF 8.7 billion.

Invested assets
Invested assets stood at CHF 2,250 billion at the end of second quarter 2009, compared with CHF 2,182 billion on 31 March 2009. CHF 961 billion were attributable to Wealth Management & Swiss Bank, CHF 695 billion were attributable to Wealth Management Americas and CHF 593 billion were attributable to Global Asset Management.

Results: 6M09 vs 6M08

Net loss attributable to UBS shareholders decreased to CHF 3,376 million from CHF 12,012 million, driven by much lower losses on risk positions in businesses now exited or in the process of being exited by the Investment Bank. Operating expenses were down 15% from the first half of 2008 to CHF 13,621 million, driven by personnel expenses decreasing to CHF 8,542 million from CHF 9,887 million.

Personnel

UBS employed 71,806 people on 30 June 2009, down 4,400, or 6%, compared with 31 March 2009. In comparison with the prior quarter, staff levels for second quarter 2009 decreased by 1,103 in Wealth Management & Swiss Bank, 1,816 in Wealth Management Americas and 143 in Global Asset Management. Over the same period, Investment Bank staff levels decreased by 1,142 and Corporate Center staff levels decreased by 196. As announced on 15 April 2009, staff will be reduced to approximately 67,500 by 2010.

Personnel by region
	As of			% change from
Full-time equivalents	30.6.09	31.3.09	30.6.08	31.3.09	30.6.08

Switzerland	25,343	25,889	27,516	(2)	(8)

UK	6,409	6,888	8,003	(7)	(20)

Rest of Europe	4,518	4,678	4,962	(3)	(9)

Middle East / Africa	143	148	130	(3)	10

USA	24,460	26,934	28,356	(9)	(14)

Rest of Americas	1,788	1,832	2,073	(2)	(14)

Asia Pacific	9,144	9,837	10,413	(7)	(12)

Total	71,806	76,206	81,452	(6)	(12)

Personnel by business division
	As of			% change from
Full-time equivalents	30.6.09	31.3.09	30.6.08	31.3.09	30.6.08

Wealth Management & Swiss Bank	27,705	28,808	30,616	(4)	(10)

Wealth Management Americas	18,146	19,962	20,282	(9)	(11)

Global Asset Management	3,574	3,717	3,861	(4)	(7)

Investment Bank	15,324	16,466	19,475	(7)	(21)

Operational Corporate Center	1,416	1,477	1,587	(4)	(11)

IT Infrastructure	3,975	4,093	4,189	(3)	(5)

Group Offshoring	1,665	1,682	1,442	(1)	15

Corporate Center	7,057	7,253	7,218	(3)	(2)

Total	71,806	76,206	81,452	(6)	(12)

UBS Group

Balance sheet

Balance sheet

Second quarter 2009 asset development

Second quarter 2009 development

UBS reduced its balance sheet by a further CHF 261 billion during the quarter and held total assets of CHF 1,600 billion on 30 June 2009. Replacement values (RVs) decreased by a similar extent on both sides of the balance sheet, as market movements drove down positive replacement values by 28%, or CHF 211 billion, to CHF 543 billion and negative replacement values by 29%, or CHF 211 billion, to CHF 524 billion. In addition, lending assets fell by CHF 37 billion, collateral trading assets by CHF 12 billion and trading assets by CHF 4 billion.

The balance sheet was slightly impacted by currency movements affecting the Swiss franc during the quarter (CHF 24 billion). Adjusted to eliminate these currency effects, the balance sheet would have declined by CHF 285 billion during the quarter.
As in prior quarters, almost all reductions in UBS’s total assets originated from reductions to the Investment Bank’s balance sheet, which declined by CHF 276 billion in the second quarter to CHF 1,259 billion. The balance sheet of Wealth Management & Swiss Bank grew by CHF 16 billion to CHF 263 billion, following internal asset re-allocations, which originated from the Investment Bank. The balance sheet sizes remained stable for both Wealth Management Americas and Global Asset Management, ending the quarter at CHF 38 billion and CHF 22 billion respectively.

Lending and borrowing

Lending
“Cash and balances with central banks” was CHF 38 billion on 30 June 2009 – a slight decrease of CHF 1 billion from the prior quarter-end. “Due from banks” decreased by CHF 7 billion,

largely due to the lower variation margins deposited for derivative instruments, though these were partly offset by current account increases. “Loans” were reduced by CHF 28 billion to CHF 316 billion on 30 June 2009. The second quarter decreases in lending occurred predominantly in the Investment Bank, where they were spread across all major products, including fixed-term loans which were reduced mainly due to the final transfers under the SNB transaction in early April. Although UBS was no longer at risk from these assets they were still held on UBS’s balance sheet at the end of the first quarter. In addition, variation margins deposited by UBS for derivative instruments and the de-leveraging in the prime brokerage business reduced the loan volume. The loan book of Wealth Management & Swiss Bank declined by CHF 3 billion to CHF 203 billion, with the majority of the decline in lombard lending.

Borrowing
The Investment Bank reduced its reliance on unsecured funding by reducing its assets. Unsecured borrowings declined substantially in second quarter 2009, decreasing by CHF 61 billion to CHF 830 billion. Money market paper issuance was CHF 86 billion, a decrease of CHF 39 billion, due to lower funding needs. Customer deposits (“Due to customers”) amounted to CHF 446 billion on 30 June 2009, a decrease of CHF 20 billion, of which CHF 7 billion was attributable to currency movements. The outflows of client deposits occurred predominantly in the Investment Bank’s prime brokerage business and in Wealth Management & Swiss Bank’s fixed-term and fiduciary deposits, while Wealth Management & Swiss Bank recorded continued net inflows of CHF 3 billion in savings and personal accounts. “Due to banks” decreased by CHF 8 billion to CHF 109 billion on 30 June 2009, with the reduction driven by UBS’s central funding entity (the Investment Bank’s foreign exchange and money market desk) and decreased variation margins for derivative instruments. “Long-term debt issued” and “Financial liabilities designated at fair value” grew by CHF 6 billion to CHF 190 billion on 30 June 2009, related to valuation on equity-linked notes, credit-linked notes and benchmark bonds issued in the amounts of EUR 1.5 billion and CHF 0.7 billion. In addition UBS accessed more than CHF 2 billion of additional new medium- to long-term funds via the Mortgage Bond Bank of the Swiss Mortgage Institutions by pledging high-quality Swiss residential mortgages.

Repurchase / reverse repurchase agreements and securities borrowing / lending

In second quarter 2009, UBS increased its secured funding by CHF 5 billion to CHF 109 billion.

Balance sheet

The cash collateral on securities borrowed and reverse repurchase agreements declined by CHF 12 billion to CHF 303 billion on 30 June 2009. This was due to continued overall balance sheet reduction measures.

Trading portfolio

The trading portfolio decreased by CHF 4 billion during the second quarter, ending the period at CHF 286 billion. The composition of the trading inventory changed slightly during the quarter. On the one hand, UBS reduced its traded loans (most of which were part of the last SNB StabFund transaction completed in early April 2009) and debt instruments by CHF 5 billion and CHF 4 billion respectively, while on the other hand liquid money market paper (mainly treasury bills) and equity instruments (resulting from general stock market gains) increased by CHF 4 billion and CHF 2 billion respectively.

Replacement values

The positive and the negative replacement values (RVs) of derivative instruments developed in parallel and both decreased strongly, by CHF 211 billion, during second quarter 2009. They ended the quarter at CHF 543 billion and CHF 524 billion, respectively, mainly due to movements in interest rates, credit spreads and currencies. Decreases in positive RVs occurred mainly in interest rate contracts, which dropped by CHF 107 billion, while credit derivative contracts declined by CHF 59 billion and foreign exchange contracts declined by CHF 24 billion.

Balance sheet trend

Shareholders’ equity

Equity attributable to UBS shareholders was CHF 33.5 billion on 30 June 2009 – an increase of CHF 2.3 billion compared with 31 March 2009. UBS generated CHF 3.8 billion of shareholders’ equity through its private placement of authorized share capital towards the end of the second quarter, which was partly offset by the Group’s net loss of CHF 1.4 billion and by a debit to other comprehensive income recognized in equity of CHF 0.6 billion (refer to the statement of comprehensive income in the “Financial information” section of this report for more information).

UBS Group

Off-balance sheet

Off-balance sheet

In the normal course of business, UBS enters into arrangements that, under International Financial Reporting Standards, lead to either de-recognition of financial assets and liabilities for which UBS has transferred substantially all risks and rewards, or the non-recognition of financial assets and liabilities received for which UBS has not assumed the related risks and rewards. UBS recognizes these types of arrangements on the balance sheet to the extent of its involvement, which, for example, may be in the form of derivatives, guarantees, financing commitments or servicing rights.

When UBS, through these arrangements, incurs an obligation or becomes entitled to an asset, it recognizes them on the balance sheet, with the resulting loss or gain recorded in the income statement. It should be noted that, in many instances, the amount recognized on the balance sheet does not represent the full gain or loss potential inherent in such arrangements. Generally, these arrangements either meet the financial needs of customers or offer investment opportunities through entities that are not controlled by UBS.
UBS continually evaluates whether triggering events require the reconsideration of the consolidation conclusions made at the inception of its involvement with special purpose vehicles, especially securitization vehicles and collateralized debt obligations (CDOs). Triggering events generally include items such as major restructurings, the vesting of potential rights and the acquisition, disposal or expiration of interests. In these instances, special purpose entities may be consolidated or de-consolidated depending on how the conditions have changed. If future consolidation of securitization vehicles is required by accounting standards, UBS does not expect this to have a significant impact on its risk exposure, capital, financial position or results of operations.

Off-balance sheet arrangements include purchased and retained interests, derivatives and other involvements in non-consolidated entities and structures. UBS has originated such structures and has acquired interests in structures set up by third parties.
“Note 13 Commitments” in the financial statements of this report presents committed amounts of undrawn irrevocable credit facilities, credit guarantees, performance guarantees, documentary credits and similar instruments. The “Risk management and control” section of this report includes a discussion of commitments to acquire auction rate securities from clients and information about the RMBS Opportunities Master Fund, LP, a special purpose entity managed by BlackRock, Inc. to which UBS sold US-real estate-related assets in second quarter 2008. The repositioning of UBS’s Investment Bank in 2008 and 2009 included a substantial downsizing of UBS’s real estate, securitization and proprietary trading activities. The downsizing was substantially advanced by a transfer of significant securitized positions to the SNB Stab-Fund in December 2008, in March and April 2009. The table below includes information about derivative instruments. Refer to UBS’s restated annual report for 2008 for more information about UBS’s off-balance sheet commitments.

Derivative instruments[1]
	30.6.09					31.3.09					31.12.08
	Replacement values				Notional	Replacement values				Notional	Replacement values				Notional
CHF billion	Positive		Negative		values	Positive		Negative		values	Positive		Negative		values

Interest rate contracts	258		245		36,604	365		354		37,552	375		369		36,571

Credit derivative contracts	128		114		2,913	187		173		3,238	197		185		3,654

Foreign exchange contracts	117		118		6,259	141		137		5,914	222		227		6,025

Equity / index contracts	32		39		587	37		46		547	35		47		566

Precious metals contracts	4		3		96	5		5		106	6		6		108

Commodity contracts, excluding precious metals contracts	5		5		38	19		19		119	19		18		227

Total	543	[2]	524	[3]	46,497	754	[2]	734	[3]	47,476	854	[2]	852	[3]	47,151

1 Replacement values based on International Financial Reporting Standards netting. Refer to “Note 23 Derivative instruments and hedge accounting” in the financial statements of UBS’s restated annual report for 2008.  2 The impact of netting agreements (including cash collateral) with the Swiss Financial Market Supervisory Authority (FINMA) for capital adequacy purposes was to reduce positive replacement values to CHF 94 billion on 30 June 2009, CHF 128 billion on 31 March 2009 and CHF 202 billion on 31 December 2008.  3 The impact of netting agreements (including cash collateral) with FINMA for capital adequacy is to reduce negative replacement values to CHF 85 billion on 30 June 2009, CHF 114 billion on 31 March 2009 and CHF 200 billion on 31 December 2008.

UBS business divisions
and Corporate Center

Management report

Wealth Management & Swiss Bank

Wealth Management & Swiss Bank

Business division reporting
	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.6.09	31.3.09	30.6.08	1Q09	2Q08	30.6.09	30.6.08

Swiss clients income	1,565	1,619	1,924	(3)	(19)	3,184	3,950

International clients income	1,369	1,393	2,058	(2)	(33)	2,762	4,236

Income	2,934	3,011	3,982	(3)	(26)	5,946	8,187

Credit loss (expense) / recovery	(20)	(119)	(7)	(83)	186	(139)	(11)

Total operating income	2,914	2,892	3,975	1	(27)	5,806	8,176

Personnel expenses	1,358	1,213	1,411	12	(4)	2,571	2,910

General and administrative expenses	434	404	499	7	(13)	839	1,016

Services (to) / from other business divisions	149	162	163	(8)	(9)	312	347

Depreciation of property and equipment	35	32	41	9	(15)	67	80

Amortization of intangible assets	6	3	3	100	100	9	6

Total operating expenses	1,983	1,815	2,117	9	(6)	3,797	4,359

Business division performance before tax	932	1,077	1,858	(13)	(50)	2,009	3,817

Key performance indicators[1]

Pre-tax profit growth (%)	(13.5)	101.3	(5.2)			(47.4)	(7.6)

Cost / income ratio (%)	67.6	60.3	53.2			63.9	53.2

Net new money (CHF billion)[2]	(16.5)	(23.4)	(10.4)			(39.9)	(9.9)

Impaired lending portfolio as a % of total lending portfolio, gross (Swiss clients)	0.9	1.0	0.9

Gross margin on invested assets (bps) (international clients)	87	89	100	(2)	(13)	88	99

Additional information

Average attributed equity (CHF billion)[3]	9.0	9.0	10.0	0	(10)	9.0	10.0

Return on attributed equity (RoaE) (%)						44.6	76.3

BIS risk-weighted assets (CHF billion)	51.8	54.8	71.0	(5)	(27)

Return on risk-weighted assets, gross (%)						21.3	22.4

Goodwill and intangible assets (CHF billion)	1.8	1.8	1.7	0	6

Recurring income	2,203	2,316	3,016	(5)	(27)	4,519	6,187

Invested assets (CHF billion)	961	934	1,236	3	(22)

Client assets (CHF billion)	1,756	1,643	2,168	7	(19)

Personnel (full-time equivalents)	27,705	28,808	30,616	(4)	(10)

Swiss clients

Net new money (CHF billion)[2]	(0.2)	(10.2)	(7.2)			(10.4)	(11.7)

Invested assets (CHF billion)	328	313	403	5	(19)

International clients

Net new money (CHF billion)[2]	(16.3)	(13.2)	(3.2)			(29.5)	1.8

Invested assets (CHF billion)	633	621	833	2	(24)

Client advisors (full-time equivalents)	3,593	3,892	4,423	(8)	(19)	3,593	4,423

1 For definitions of UBS’s key performance indicators, refer to the “Key performance indicators” section on page 11 of UBS’s first quarter 2009 report.  2 Excludes interest and dividend income.  3 Refer to the “Capital management” section of this report for more information about the equity attribution framework.

Results: 2Q09 vs 1Q09

Pre-tax profit for Wealth Management & Swiss Bank decreased to CHF 932 million from CHF 1,077 million. The primary reason for this change was charges of CHF 321 million recorded in second quarter 2009 in connection with the restructuring of the business. Excluding these charges, profit levels for the second quarter would have increased 16% as credit loss expenses and personnel expenses were strongly reduced in the second quarter.

UBS business divisions and Corporate Center

Operating income
Total operating income increased 1% to CHF 2,914 million from CHF 2,892 million. Recurring income fell 5% to CHF 2,203 million, mainly due to lower interest income, which was impacted by lower margins of liabilities. Non-recurring income increased 5% to CHF 731 million, primarily due to higher client activity. Moreover, internal funding-related interest charges decreased compared with first quarter 2009.

Credit loss expenses were CHF 20 million, a significant decrease from the CHF 119 million in the first quarter, mainly due to the fact that allowances made against lombard loans in prior periods were released in the second quarter.

Operating expenses
Total operating expenses were CHF 1,983 million compared with CHF 1,815 million in the previous quarter. Excluding the abovementioned restructuring charges booked in second quarter 2009, total operating expenses would have decreased 8%. Personnel expenses increased 12% to CHF 1,358 million, mainly due to the personnel-related part of the abovementioned restructuring charges (CHF 255 million). Excluding these restructuring charges, personnel expenses would have decreased 9%, mainly due to lower performance-related compensation accruals and the reduction in personnel by 1,103 during the quarter. A significant proportion of headcount reductions that have been communicated to employees will roll-off monthly personnel expenses towards the end of the year and the beginning of 2010. Lower headcount is expected to result in lower fixed personnel costs, assuming all other factors remain constant.

General and administrative expenses increased 7% to CHF 434 million. This increase mainly reflects the real estate-related part of the restructuring charges booked in second quarter 2009, without which general and administrative expenses would have been reduced 7% due to lower operational provisions, travel and entertainment, information technology (IT) and advertising expenses in line with the implementation of cost cutting measures. Expenses for services from other businesses decreased CHF 13 million to CHF 149 million, reflecting lower charges for IT infrastructure. Depreciation was at CHF 35 million, up CHF 3 million from the previous quarter. The amortization of intangible assets was up by CHF 3 million to CHF 6 million.

Invested assets development: 2Q09 vs 1Q09

Net new money
Outflows of net new money slowed to CHF 16.5 billion from CHF 23.4 billion. Total net new money outflows from Swiss clients improved from CHF 10.2 billion to CHF 0.2 billion. Outflows from international clients increased to CHF 16.3 billion from CHF 13.2 billion. Higher net outflows, particularly in European locations, were only partly offset by net inflows in the Asia Pacific region.

Invested assets
Invested assets were CHF 961 billion on 30 June 2009, an increase of CHF 27 billion, or 3%, from 31 March 2009. The increase was driven by higher market performance and was only partly offset by outflows of net new money and the depreciation of the US dollar against the Swiss franc in second quarter 2009.

Gross margin on invested assets (only international clients)
The gross margin on invested assets decreased by two basis points to 87 basis points. The recurring income margin decreased three basis points to 64 basis points due to lower interest income and clients’ structural portfolio shift towards lower-margin products over the last couple of months, which was mainly driven by uncertainty in the current market environment. The non-recurring income margin was up one basis point to 23 basis points due to higher client activity and the abovementioned lower internal funding-related interest charges in the second quarter.

Results: 6M09 vs 6M08

Pre-tax profit decreased 47% to CHF 2,009 million from CHF 3,817 million. The decline in profit was driven by a 29% drop in operating income, which resulted from lower asset-based fees combined with decreased interest following margin pressure as well as increased internal funding-related interest charges, lower transaction income and higher credit loss expenses. This was only partly offset by a 13% reduction in operating expenses. Excluding restructuring costs, operating expenses would have decreased 20%. Personnel expenses decreased 12%, or 21% excluding the personnel-related part of the restructuring costs, due to lower accruals for performance-based compensation and a 10% reduction in personnel. In addition, general and administrative expenses were reduced 17%, mainly due to lower expenses for travel and entertainment, advertising and IT. Adjusted for the non-personnel-related part of the restructuring charges recorded in second quarter 2009, general and administrative expenses would have been down by 23%.

Personnel

Wealth Management & Swiss Bank employed 27,705 staff on 30 June 2009, down 1,103 from 28,808 on 31 March 2009 mainly through natural attrition, but also through the abovementioned restructuring measures. The number of client advisors in the international clients business was down by 299 to 3,593 as the business division adjusted its client-facing capacity to the current market environment.

Wealth Management Americas

Wealth Management Americas

Business division reporting
	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.6.09	31.3.09	30.6.08	1Q09	2Q08	30.6.09	30.6.08

Income	1,367	1,408	1,590	(3)	(14)	2,775	3,238

Credit loss (expense) / recovery	1	1	(1)	0		2	0

Total operating income	1,368	1,409	1,590	(3)	(14)	2,777	3,237

Personnel expenses	1,154	1,082	1,091	7	6	2,236	2,228

General and administrative expenses	290	229	1,141	27	(75)	519	1,366

of which: ARS settlement impact			919				919

Services (to) / from other business divisions	73	68	67	7	9	141	137

Depreciation of property and equipment	42	29	22	45	91	71	42

Impairment of goodwill	15	19	0	(21)		34	0

Amortization of intangible assets	16	17	16	(6)	0	33	31

Total operating expenses	1,589	1,444	2,337	10	(32)	3,033	3,804

Business division performance before tax	(221)	(35)	(748)	(531)	70	(256)	(567)

of which: ARS settlement impact			(919)				(919)

business division performance before tax excluding ARS settlement impact	(221)	(35)	171	(531)		(256)	352

Key performance indicators[1]

Pre-tax profit growth (%)[2]	N/A	N/A	N/A			N/A	N/A

Cost / income ratio (%)	116.2	102.6	147.0			109.3	117.5

Net new money (CHF billion)[3]	(5.8)	16.2	(8.9)			10.3	(5.6)

Gross margin on invested assets (bps)	80	86	83	(7)	(4)	83	81

Additional information

Average attributed equity (CHF billion)[4]	9.0	9.0	7.0	0	29	9.0	7.0

Return on attributed equity (RoaE) (%)						(5.7)	(16.2)

BIS risk-weighted assets (CHF billion)	23.2	24.6	22.3	(6)	4

Return on risk-weighted assets, gross (%)						22.4	37.3

Goodwill and intangible assets (CHF billion)	4.4	4.7	4.3	(6)	2

Recurring income	787	823	993	(4)	(21)	1,610	2,018

Invested assets (CHF billion)	695	673	771	3	(10)

Client assets (CHF billion)	735	711	867	3	(15)

Personnel (full-time equivalents)	18,146	19,962	20,282	(9)	(11)

Financial advisors (full-time equivalents)	7,939	8,760	8,555	(9)	(7)

Additional information (only Wealth Management US)

Net new money (CHF billion)[3]	(5.0)	17.1	(8.0)			12.0	(4.9)

Net new money including interest and dividend income (CHF billion)[5]	(0.3)	22.1	(2.6)			21.8	6.0

1 For definitions of UBS’s key performance indicators, refer to the “Key performance indicators” section on page 11 of UBS’s first quarter 2009 report.  2 Not meaningful if either the current period or the comparison period is a loss period.  3 Excludes interest and dividend income.  4 Refer to the “Capital management” section of this report for more information about the equity attribution framework.  5 For purposes of comparison with US peers.

UBS business divisions and Corporate Center

Results: 2Q09 vs 1Q09

Wealth Management Americas recorded a pre-tax loss of CHF 221 million compared with a pre-tax loss of CHF 35 million. The second quarter included restructuring charges of CHF 152 million, whereas the first quarter included a goodwill impairment charge of CHF 19 million related to the announced sale of UBS Pactual. Excluding these charges, the pre-tax loss for second quarter 2009 would have been CHF 69 million compared with a first quarter pre-tax loss of CHF 16 million. Furthermore, the quarter was negatively impacted by a special assessment levied by the US Federal Deposit Insurance Corporation (FDIC) on the assets of every FDIC-insured depository institution, including UBS Bank USA in the amount of CHF 17 million, to ensure that the FDIC Deposit Insurance Fund retains a positive balance. As part of the business division’s restructuring efforts, the number of personnel was reduced by 9% from the prior quarter.

Operating income
Total operating income declined 3% to CHF 1,368 million from CHF 1,409 million. Excluding the impact of currency translation, operating income would have increased 2%.

Recurring income fell 4% due primarily to currency translation effects. In US dollar terms, recurring income increased 1%, driven by higher managed account fees, partly offset by lower interest income due to lower spreads and the above-mentioned special FDIC assessment fee. Recurring income represented 58% of total operating income in second quarter 2009, unchanged from the prior quarter. Non-recurring income decreased 1%, while up 5% in US dollar terms due to higher client transactional income and lower internal funding related interest charges, partly offset by lower municipal trading income.

Operating expenses
Total operating expenses increased 10% to CHF 1,589 million from CHF 1,444 million. The increase was driven by the restructuring charges of CHF 152 million. Excluding restructuring charges and goodwill impairment charges in first quarter 2009 related to the announced sale of UBS Pactual, operating expenses would have increased 1%. In US dollar terms, operating expenses excluding restructuring and goodwill impairment charges increased 6% due to higher personnel and non-personnel expenses, as described below.

Personnel expenses increased 7% to CHF 1,154 million from CHF 1,082 million. Personnel expenses included CHF 71 million in restructuring charges related to headcount reductions during the quarter. Excluding restructuring charges, personnel expenses would have been relatively flat. In US dollar terms, personnel expenses excluding restructuring charges increased 6%. This increase was driven by higher revenue-based financial advisor compensation, higher incentive compensation accruals compared with unusually low accruals in the first quarter, and increased expenses related to the hiring of financial advisors, reduced by cost savings related to staff reductions implemented during the quarter.

Non-personnel expenses (including general and administrative expenses, depreciation and amortization expenses, and services provided to and received from other business divisions) increased 20% to CHF 435 million. Excluding restructuring charges of CHF 81 million primarily related to real estate writedowns and the CHF 19 million goodwill impairment charges in first quarter 2009 related to the announced sale of UBS Pactual, non-personnel costs would have increased 3%. In US dollar terms, non-personnel costs excluding restructuring and goodwill impairment charges increased 9% due to higher service charges from other business divisions and increases in legal fees and provisions. The second quarter included a goodwill impairment charge of CHF 15 million related to the announced sale of UBS Pactual compared with a CHF 19 million charge in the previous quarter. The second quarter charge was accounted for through the “Services (to) / from other business divisions” line item to the Corporate Center, and therefore had no effect on Wealth Management Americas’ second quarter results. Refer to the “Recent developments” section of this report for more information.

Invested assets development: 2Q09 vs 1Q09

Net new money
Wealth Management Americas experienced net new money outflows of CHF 5.8 billion in second quarter 2009 compared with net new money inflows of CHF 16.2 billion in the previous quarter. The former Wealth Management US business unit experienced net new money outflows of CHF 5.0 billion compared with net new money inflows of CHF 17.1 billion in the previous quarter. Second quarter net new money was impacted by annual client income tax payments as well as financial advisor attrition. Including interest and dividends, net new money from the former Wealth Management US business unit decreased to an outflow of CHF 0.3 billion from an inflow of CHF 22.1 billion in the prior quarter.

Invested assets
Invested assets increased by CHF 22 billion, or 3%, to CHF 695 billion on 30 June 2009. This was due to positive market performance and partly offset by the negative impact of currency translation effects and net new money outflows. In US dollar terms, invested assets increased 8% on stronger equity market performance.

Gross margin on invested assets
The gross margin on invested assets decreased six basis points to 80 basis points. The decrease was mainly attributable to a 3% decline in revenue, while average invested

Wealth Management Americas

assets increased 4%. A four basis point decrease in the recurring income margin, to 46 basis points, corresponded with an equal decline in recurring income; and the non-recurring income margin decreased two basis points, to 34 basis points. In US dollar terms, the gross margin on invested assets of 81 basis points was unchanged from the prior quarter.

Results: 6M09 vs 6M08

Wealth Management Americas reported a pre-tax loss of CHF 256 million compared with a pre-tax loss of CHF 567 million. The 2009 performance through June was negatively impacted by the abovementioned restructuring charges of CHF 152 million and goodwill impairment charges of CHF 19 million in first quarter 2009 related to the announced sale of UBS Pactual, while the performance for the first half of 2008 was negatively impacted by a CHF 919 million provision made for the expected costs of the purchase of auction rate securities (ARSs) and related costs, including fines. Excluding the restructuring, goodwill impairment and ARS-related charges, pre-tax performance would have been a loss of CHF 85 million in the first six months of 2009 compared with a profit of CHF 352 million in the same period in 2008.

This decline in performance occurred in the context of a challenging market climate marked by a sharp decline in invested assets which resulted in revenues declining at a faster rate than expenses. Average invested assets for the first half of 2009 fell 16% from the same period in 2008, leading to a 14% decrease in operating income, including a 20% decrease in recurring income and a 5% decline in non-recurring income. Recurring income declined to 58% from 62% of operating income. Operating expenses experienced a decline of 20% from the first half of 2008, but would have decreased 1% when excluding the restructuring charges, the goodwill impairment charges in first quarter 2009 related to the announced sale of UBS Pactual and the ARS provision. Personnel expenses were flat, but would have declined 3% excluding restructuring charges booked in second quarter 2009 due to lower incentive compensation and lower revenue-based financial advisor compensation, both of which were partly offset by higher financial advisor-related recruitment costs. Non-personnel expenses decreased 49% from the first half of 2008. Excluding restructuring charges, the goodwill impairment charges in first quarter 2009 related to the announced sale of UBS Pactual and the ARS provision, non-personnel costs increased 6%, but were down 4% in US dollar terms due to cost control efforts in general and administrative expenses and lower service charges from other business divisions, partly offset by higher depreciation costs.

Personnel

Wealth Management Americas reduced staff by 9% during second quarter 2009 as part of the business division’s restructuring initiative. There were 18,146 personnel on 30 June 2009, a decrease of 1,816 from 31 March 2009. Non-financial advisor employees decreased by 995 to 10,207, primarily related to staff reductions across all business areas. Financial advisors decreased by 821 to 7,939. This reduction reflects, in part, planned reductions of lower producing financial advisors. The departures were partially offset by recruitment consistent with the business division’s strategy to attract highly productive financial advisors, although the pace of recruitment slowed compared with the prior quarter.

UBS business divisions and Corporate Center

Global Asset Management

Global Asset Management

Business division reporting
	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.6.09	31.3.09	30.6.08	1Q09	2Q08	30.6.09	30.6.08

Institutional fees	317	284	472	12	(33)	601	898

Wholesale intermediary fees	213	218	336	(2)	(37)	431	701

Total operating income	530	502	808	6	(34)	1,033	1,599

Personnel expenses	309	226	291	37	6	535	595

General and administrative expenses	93	95	113	(2)	(18)	188	217

Services (to) / from other business divisions	(110)	39	34			(72)	73

Depreciation of property and equipment	5	5	8	0	(38)	10	15

Impairment of goodwill	149	191	0	(22)		340	0

Amortization of intangible assets	3	6	10	(50)	(70)	9	18

Total operating expenses	448	561	456	(20)	(2)	1,009	917

Business division performance before tax	82	(59)	352		(77)	24	682

Key performance indicators[1]

Pre-tax profit growth (%)[2]	N/A	N/A	6.7			(96.5)	13.3

Cost / income ratio (%)	84.5	111.8	56.4			97.7	57.3

Net new money (CHF billion)[3]	(17.1)	(7.7)	(24.5)			(24.9)	(41.0)

Gross margin on invested assets (bps) (institutional)	37	34	42	9	(12)	35	39

Gross margin on invested assets (bps) (wholesale intermediary)	35	36	43	(3)	(19)	36	43

Additional information

Average attributed equity (CHF billion)[4]	3.0	3.0	3.0	0	0	3.0	3.0

Return on attributed equity (RoaE) (%)						1.6	45.5

BIS risk-weighted assets (CHF billion)	5.6	6.4	6.2	(13)	(10)

Return on risk-weighted assets, gross (%)						30.7	49.8

Goodwill and intangible assets (CHF billion)	1.7	2.1	2.5	(19)	(32)

Invested assets (CHF billion)	593	576	757	3	(22)

Personnel (full-time equivalents)	3,574	3,717	3,861	(4)	(7)

Institutional

Net new money (CHF billion)[3]	(6.6)	(1.1)	(8.4)			(7.7)	(17.9)

of which: money market funds	(3.2)	8.1	(0.3)			4.9	4.9

Invested assets (CHF billion)	351	337	448	4	(22)

of which: money market funds	50	53	41	(6)	22

Wholesale intermediary

Net new money (CHF billion)[3]	(10.6)	(6.6)	(16.1)			(17.2)	(23.1)

of which: money market funds	(6.1)	2.1	(0.1)			(4.1)	9.8

Invested assets (CHF billion)	242	239	310	1	(22)

of which: money market funds	78	86	75	(9)	4

1 For definitions of UBS’s key performance indicators, refer to the “Key performance indicators” section on page 11 of UBS’s first quarter 2009 report.  2 Not meaningful if either the current period or the comparison period is a loss period.  3 Excludes interest and dividend income.  4 Refer to the “Capital management” section of this report for more information about the equity attribution framework.

Global Asset Management

Results: 2Q09 vs 1Q09

Global Asset Management’s pre-tax result was a profit of CHF 82 million compared with a loss of CHF 59 million. Excluding a goodwill impairment charge in the first quarter of CHF 191 million in relation to the announced sale of UBS Pactual and restructuring charges in both quarters, pre-tax profit would have decreased by CHF 30 million, or 22%. Increased performance fees were more than offset by higher personnel expenses.

Operating income
Total operating income increased 6% to CHF 530 million from CHF 502 million. Institutional revenues rose to CHF 317 million from CHF 284 million, primarily due to higher performance fees in alternative and quantitative investments and lower operational losses. Wholesale intermediary revenues declined marginally to CHF 213 million from CHF 218 million.

Operating expenses
Total operating expenses were CHF 448 million compared with CHF 561 million. Excluding the goodwill impairment charge in the first quarter of CHF 191 million in relation to the announced sale of UBS Pactual and the restructuring charges, total operating expenses would have increased by CHF 58 million.

Personnel expenses were CHF 309 million, up from CHF 226 million in the first quarter. Personnel expenses for the second quarter included restructuring charges of CHF 27 million (up from CHF 7 million in the first quarter) and also reflect higher accruals for incentive compensation as a result of higher performance fee revenues. First quarter 2009 personnel expenses were lower due to a partial write-back of CHF 35 million from incentive compensation accruals made in 2008. The fixed personnel costs for second quarter 2009 are not representative of those expected in the second half of 2009. Around half of the headcount reductions that have been communicated to employees (including those associated with the announced sale of UBS Pactual) had not rolled off monthly expenses by the end of the second quarter. Lower fixed personnel costs are expected to apply downward pressure on the divisional cost / income ratio by fourth quarter 2009, assuming all other factors remain constant.
General and administrative expenses decreased by CHF 2 million to CHF 93 million following decreases in travel and entertainment expenses, marketing costs and professional fees. A second quarter goodwill impairment charge of CHF 149 million related to the announced sale of UBS Pactual was charged through the “Services (to) / from other business divisions” line item to the Corporate Center and therefore had no effect on Global Asset Management’s second quarter results (refer to the “Recent developments” section of this report for more information on the UBS Pactual transaction).

Invested assets development: 2Q09 vs 1Q09

Net new money
Net new money outflows were CHF 17.1 billion compared with CHF 7.7 billion. Excluding money market flows, outflows of net new money slowed to CHF 7.8 billion from CHF 17.9 billion. Net new money outflows relating to clients of UBS’s wealth management businesses totaled CHF 13.2 billion in the second quarter. Some of the inflows and outflows related to clients of UBS’s wealth management businesses are also reported as net new money for the Wealth Management & Swiss Bank and Wealth Management Americas business divisions.

Institutional net new money outflows were CHF 6.6 billion compared with CHF 1.1 billion. Excluding money market flows, net outflows slowed to CHF 3.4 billion from CHF 9.2 billion. Equities saw the first quarterly net inflow since fourth quarter 2005 but net outflows were reported in multi-asset, alternative and quantitative investments, fixed income and real estate funds.
Outflows of wholesale intermediary net new money were CHF 10.6 billion compared with CHF 6.6 billion. Excluding money market flows, wholesale intermediary net outflows slowed to CHF 4.5 billion from CHF 8.7 billion. Outflows were reported mainly in multi-asset, equities and fixed income.

Invested assets
Total invested assets were CHF 593 billion at the end of the second quarter, up from CHF 576 billion at 31 March 2009. Institutional invested assets were CHF 351 billion on 30 June 2009, up from CHF 337 billion on 31 March 2009, reflecting the positive impact of financial market developments, partly offset by net new money outflows. Wholesale intermediary invested assets were CHF 242 billion on 30 June 2009, compared with CHF 239 billion on 31 March 2009, as the positive impact of financial market developments was partly offset by net new money outflows and the negative impact of currency fluctuations.

Gross margin on invested assets
The gross margin on institutional invested assets increased to 37 basis points from 34 basis points, mainly due to higher performance fees, particularly in alternative and quantitative investments, and lower operational losses. The gross margin on wholesale intermediary invested assets decreased by one basis point to 35 basis points.

Results: 6M09 vs 6M08

Pre-tax profit decreased to CHF 24 million from CHF 682 million. Excluding the goodwill impairment charge in first quarter 2009 of CHF 191 million in relation to the announced sale

UBS business divisions and Corporate Center

of UBS Pactual and restructuring charges in first and second quarter 2009, pre-tax profit would have decreased 63% to CHF 249 million. Total operating income declined 35% to CHF 1,033 million from CHF 1,599 million. Institutional revenues declined to CHF 601 million from CHF 898 million due to lower management fees associated with lower market levels, the lower average invested assets base and lower performance fees in alternative and quantitative investments and real estate. Wholesale intermediary revenues declined to CHF 431 million from CHF 701 million due to lower management fees associated with lower market levels and the lower average invested assets base. Total operating expenses increased 10% to CHF 1,009 million from CHF 917 million. Excluding the goodwill impairment charge in first quarter 2009 and restructuring charges, operating expenses declined 15% to CHF 784 million. This reflected lower incentive compensation accruals and reduced general and administrative expenses, mainly in travel and entertainment expenses and marketing costs as a result of ongoing cost saving measures.

Personnel

The number of employees on 30 June 2009 was 3,574, a 4% decrease from 3,717 on 31 March 2009. The decrease in headcount was predominantly in non-investment areas and reflects action across the business division to reduce the cost base while maintaining appropriate resource levels.

Investment capabilities and performance: 2Q09

The strong improvement in investment performance versus benchmark in many traditional strategies, which began in 2008 and gathered momentum in first quarter 2009, continued in the second quarter. The changes to investment teams and leadership made over the past two years have shown sustained positive results. Alternative strategies showed generally positive results in improving markets.

Core/value equities
Strong performance continued across many strategies that outperformed their benchmarks in first quarter 2009. Notable strong performers were global, US, European, Asian and emerging markets strategies, as well as UK and Australian strategies. Good stock selection across a broad range of industry sectors was the primary positive factor. Other strategies that did less well in the quarter remained strong over one year, including Swiss and Canadian strategies. A number of concentrated and long / short strategies launched in recent years delivered some of the strongest returns.

Growth equities
Performance was mixed for the quarter. The US large cap select growth and emerging markets growth strategies outperformed their benchmarks, primarily due to strong stock selec-

tion, and ended the quarter well ahead of their respective benchmarks year-to-date. Global ex-US all cap growth marginally outperformed its benchmark for the quarter. Meanwhile, US small cap and mid cap growth strategies were below their respective benchmarks for the quarter as both stock selection and sector allocation produced disappointing results.

Fixed income
Performance across many key bond strategies continued the improving trend of first quarter 2009. Global sovereign strategies outperformed their benchmarks. While global aggregate strategies were below their benchmarks, they showed continued improvement. US strategies improved with performance that exceeded their benchmarks. The performance of UK strategies improved with significant outperformance versus benchmarks. Australian, euro aggregate, Canadian and Swiss strategies all significantly improved their performance compared with first quarter 2009 and outperformed their benchmarks. Japanese strategies were slightly behind their benchmarks. Emerging market strategies were significantly ahead of their benchmarks for the quarter. High yield strategies delivered positive returns but were behind their benchmarks having taken defensive issuer and industry positioning. Money market funds continued to achieve their capital preservation objectives.

Global investment solutions
The performance of multi-asset strategies, including the global securities composite and dynamic alpha strategies, was strongly positive during the quarter. Asset allocation, currency management and security selection all contributed to this result. These strategies have been positioned for a recovery in risky assets such as equities, and thus benefited from the upswing in equity markets that started in March. The strong performance in the second quarter more than offset the underperformance reported in the first quarter, leaving these strategies significantly ahead of their benchmarks year-to-date. Multi-manager investment solutions delivered generally positive returns.

Alternative and quantitative investments
Second quarter 2009 saw continued positive momentum for hedge funds in general, with May being one of the best months for the industry in several years. The single manager platform, O’Connor, recorded mixed returns with strong performance in the multi-strategy and credit strategies, moderate returns in equity long / short strategies and negative returns for the currency and rates strategies. Returns were generally positive within the funds of funds run by the multi-manager platform.

Global real estate
Real estate values in the UK and US direct funds generally declined at a slower pace than in recent quarters. All direct funds based in Germany and Switzerland, as well as a UK

Global Asset Management

direct fund designed as a bond alternative, continued to generate positive absolute returns. Performance of the Swiss composite (consisting of four Swiss listed real estate funds) was broadly in line with the market, while the J-REIT flagship fund (Japanese real estate investment trust managed in collaboration with joint venture partner Mitsubishi Corporation) outperformed its benchmark. The majority of the real estate securities strategies outperformed their benchmarks, including Asian, European, Swiss and US strategies. The global fund-of-funds strategy delivered moderately negative performance in absolute terms.

Infrastructure and private equity
The investments of the UBS International Infrastructure Fund performed well in both local currency and US dollar terms, the fund’s base currency. Currency movements during the quarter had a positive impact on valuations. The infrastructure joint venture with Invest AD (formerly the Abu Dhabi Investment Company) – ADIC-UBS Infrastructure Investment – successfully took up commitments of USD 250 million at the first close of its fund in May.

Composite

The table below represents approximately 16% of Global Asset Management’s invested assets at 30 June 2009.

Annualized
	3 months	1 year	3 years	5 years

Australian Equity Composite vs. S&P / ASX 300 Accumulation Index	+	+	+	+

Canadian Equity Composite vs. TSE Total Return Index	–	+	+	+

Emerging Equity Composite vs. Emerging Markets Equity Index	+	–	–	+

Global Equity Composite vs. MSCI World Equity (Free) Index	+	+	+	+

Pan European Composite vs. MSCI Europe Free Index	+	+	+	+

Swiss Equity Composite vs. SPI (Total Return) Index	–	+	+	+

US Large Cap Equity Composite vs. Russell 1000 Index	+	–	–	+

Global Equity Ex-US Growth Composite vs. MSCI EAFE (Free) Index	+	–	+	+

US Large Cap Select Growth Equity Composite vs. Russell 1000 Growth Index	+	+	+	+	[1]

EUR Aggregate Bonds Composite vs. Barclays Capital Euro Aggregate 500mio+ Index	+	–	+	+

Global Bond Composite vs. Citigroup World Government Bond Index	+	–	–	–

Global Securities Composite vs. Global Securities Markets Index	+	–	–	–

Global Real Estate Securities composite (hedged in CHF) vs. FTSE EPRA / NAREIT Developed Index (hedged in CHF) / reference index[2]	–	–	–	–	[2]

(+) above benchmark; (–) under benchmark; (=) equal to benchmark. All are before the deduction of investment management fees. Global composites are stated in USD terms; all others are in appropriate local currencies (unless otherwise stated). A composite is an aggregation of one or more portfolios in a single group that is representative of a particular strategy, style, or objective. The composite is the asset-weighted average of the performance results of all the portfolios it holds. Global Asset Management has been verified as compliant with the Global Investment Performance Standards by Ernst & Young on a firm-wide basis to 31 December 2007.
1 Performance data for 5 years is for UBS AG, NY Branch Large Cap Select Growth Composite, which is managed in a substantially similar manner to the US Large Cap Select Growth Equity Composite.  2 Prior to 30 September 2005 returns for the FTSE EPRA / NAREIT Global Real Estate Index hedged into CHF were based on published data; currency translation and hedging into CHF are calculated internally. Thereafter, UBS contracted with FTSE, the index provider, to provide on a customized request basis CHF hedged returns for the FTSE EPRA / NAREIT Global Real Estate Index. Starting on 23 March 2009 the Index changed its name to FTSE EPRA / NAREIT Developed Index. Reference index returns are provided for reference purposes only.

UBS business divisions and Corporate Center

Investment Bank

Investment Bank

Business division reporting
	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.6.09	31.3.09	30.6.08	1Q09	2Q08	30.6.09	30.6.08

Investment banking	717	304	1,008	136	(29)	1,021	1,566

Advisory revenues	211	215	437	(2)	(52)	426	813

Capital market revenues	771	482	750	60	3	1,254	1,029

Equities	440	264	438	67	0	704	546

Fixed income, currencies and commodities	331	218	312	52	6	550	483

Other fee income and risk management	(265)	(393)	(179)	33	(48)	(658)	(276)

Sales and trading	1,397	(599)	(2,965)			799	(19,931)

Equities	1,456	1,371	1,680	6	(13)	2,827	3,728

Fixed income, currencies and commodities	(59)	(1,970)	(4,645)	97	99	(2,028)	(23,658)

Total income	2,114	(295)	(1,956)			1,819	(18,365)

Credit loss (expense) / recovery[1]	(369)	(1,017)	(10)	(64)		(1,386)	(318)

Total operating income excluding own credit	1,746	(1,312)	(1,967)			434	(18,683)

Own credit[2]	(1,213)	651	(341)		(256)	(563)	1,579

Total operating income as reported	532	(661)	(2,308)			(129)	(17,105)

Personnel expenses	1,474	1,185	1,494	24	(1)	2,659	3,527

General and administrative expenses	602	639	784	(6)	(23)	1,240	1,900

Services (to) / from other business divisions	(129)	195	248			66	439

Depreciation of property and equipment	89	42	45	112	98	131	97

Impairment of goodwill	328	421	341	(22)	(4)	749	341

Amortization of intangible assets	14	19	20	(26)	(30)	34	43

Total operating expenses	2,378	2,501	2,931	(5)	(19)	4,879	6,347

Business division performance before tax	(1,846)	(3,162)	(5,239)	42	65	(5,008)	(23,451)

Key performance indicators[3]

Pre-tax profit growth (%)[4]	N/A	N/A	N/A			N/A	N/A

Cost / income ratio (%)[5]	263.9	N/A	N/A			388.1	N/A

Return on attributed equity (RoaE) (%)						(37.8)	(170.6)

Return on assets, gross (%)						0.2	(1.8)

Average VaR (10-day, 99% confidence, 5 years of historical data)[6]	350	433	310	(19)	13

Additional information

Total assets (CHF billion)[7]	1,258.9	1,535.3	1,733.0	(18)	(27)

Average attributed equity (CHF billion)[8]	25.0	28.0	27.0	(11)	(7)	26.5	27.5

BIS risk-weighted assets (CHF billion)	160.6	184.5	214.2	(13)	(25)

Return on risk-weighted assets, gross (%)						1.4	(15.1)

Goodwill and intangible assets (CHF billion)	3.7	4.4	4.8	(16)	(23)

Compensation ratio (%)[5]	163.6	N/A	N/A			211.5	N/A

Impaired lending portfolio as a % of total lending portfolio, gross[9]	4.3	4.0	0.4

Personnel (full-time equivalents)	15,324	16,466	19,475	(7)	(21)

1 Includes CHF 565 million for 1Q09 and CHF 265 million for 2Q09 in credit losses from impairment charges on reclassified financial instruments.  2 Represents own credit changes of financial liabilities designated at fair value through profit or loss. The life-to-date own credit gain for such debt held at 30 June 2009 amounts to CHF 2,412 million. This gain has reduced the fair value of financial liabilities designated at fair value through profit or loss recognized on UBS’s balance sheet. Refer to “Note 11 Fair value of financial instruments” in the financial statements of this report for more information.  3 For the definitions of UBS’s key performance indicators refer to the “Key performance indicators” section on page 11 of UBS’s first quarter 2009 report.  4 Not meaningful if either the current period or the comparison period is a loss period.  5 Neither the cost / income nor the compensation ratio are meaningful if revenues in the Investment Bank are negative.  6 Regulatory VaR.  7 Based on third-party view, i.e. without intercompany balances.  8 Refer to the discussion of the equity attribution framework in the “Capital management” section of this report.  9 The first quarter 2009 Investment Bank impaired lending portfolio as a % of total lending portfolio (gross) was restated from 6.3% to 4.0% due to the implementation of a threshold for designating a reclassified security as an “impaired loan”. Refer to the discussion on the gross lending portfolio and impairments in the “Risk management and control” section of this report for more information.

Investment Bank

Results: 2Q09 vs 1Q09

The pre-tax result was negative CHF 1,846 million compared with negative CHF 3,162 million. The change was driven by lower losses on risk positions from businesses now exited or in the process of being exited – this includes areas such as the municipal securities, fixed income proprietary trading, real estate and securitization and complex structured products businesses. An own credit charge of CHF 1,213 million on financial liabilities designated at fair value was included in the second quarter result, compared with a gain of CHF 651 million in the first quarter. The equities and investment banking businesses saw increased revenues as they capitalized on improved market sentiment with increased activity in equity markets. However, underlying sales and trading revenues in the fixed income, currencies and commodities (FICC) area were weak as the business was being rebuilt following significant voluntary and involuntary staff turnover and management changes. Additionally, the deployment of resources to FICC reflected a conservative view on risk taking. Operating expenses were down from the prior quarter.

Operating income

Total operating income was positive CHF 532 million compared with negative CHF 661 million. This was mainly due to lower losses on risk positions from businesses now exited or in the process of being exited.

Credit loss expenses

Credit loss expenses were down significantly to CHF 369 million from CHF 1,017 million. Of the credit loss expenses for the second quarter, CHF 208 million related to asset-backed securities that were reclassified from “Held for trading” to “Loans and receivables” in previous quarters. The remaining credit losses of CHF 161 million related to loans originated in the ordinary course of business across a number of different sectors. These results are in contrast to the first quarter credit loss expenses that were mainly due to loan positions which were entered into with the intent to syndicate or distribute but where the syndication or distribution markets became illiquid. Refer to the “Risk management and control” section of this report for more information on credit loss expenses and credit risk.

Own credit

Own credit losses on financial liabilities designated at fair value were CHF 1,213 million. This compares with a gain of CHF 651 million in the first quarter. Refer to “Note 11 Fair value of financial instruments” in the financial statements of this report for more information on own credit.

Operating income by segment

Investment banking

Total revenues increased 136% to CHF 717 million from CHF 304 million. Advisory revenues were down 2% to CHF 211 million, as activity was affected by a continued slowdown in the global economy. Capital markets revenues were up 60% to CHF 771 million, with a 67% increase in equity capital markets revenues driven by higher follow-on issuances across all regions and a 52% increase in debt capital markets revenues. Other fee income and risk management revenues were negative CHF 265 million compared with negative CHF 393 million, and mainly relate to hedging losses on select investment grade loans predominantly accounted for on an accrual basis as credit spreads tightened during the second quarter.

Sales and trading

Total sales and trading revenues for equities and FICC were positive CHF 1,397 million, compared with negative CHF 599 million.

Equities

Revenues increased 6% to CHF 1,456 million from CHF 1,371 million. Cash revenues increased modestly as a result of improved commissions and trading revenues in Europe. Derivatives revenues were down as an increase in the Americas was offset by a decline in Asia Pacific due to lower structured product volumes. Equity-linked revenues were less than the prior quarter, despite a strong performance in Asia Pacific. Prime brokerage services were up as financing revenues benefited from spread improvements. Revenues from exchange-traded derivatives also increased. Proprietary revenues were positive and increased in all regions.

Fixed income, currencies and commodities

FICC revenues were negative CHF 59 million compared with negative CHF 1,970 million. The main driver of this change was lower losses on risk positions from businesses now exited or in the process of being exited.
Revenues from the foreign exchange and money markets and emerging markets businesses were down from a stronger first quarter, impacted by reduced business activity. Total credit revenues were down, partly reflecting mark-to-market losses on hedges carried at fair value but not offset by corresponding gains on underlying loans accounted for on an accrual basis. These losses were only partly offset by strong results from credit sales and trading, especially in European investment grade instruments. The rates business (including rates solutions) was down from the prior quarter due to reduced customer flows and trading volumes.

UBS business divisions and Corporate Center

Exposure to credit default swaps (CDSs) purchased from monoline insurers to hedge specific positions contributed credit valuation adjustment (CVA) related gains of CHF 0.5 billion in second quarter 2009. This exposure has been substantially reduced since the end of first quarter 2009, including through the commutation of certain trades with select monolines in second quarter 2009 and July 2009. Approximately two thirds of the second quarter 2009 reduction in monoline CVAs is attributable to second quarter 2009 commutations. Exposure to monolines contributed losses of CHF 1.9 billion in the prior quarter. Refer to the “Risk management and control” section of this report for more information on exposure to monolines.

Operating expenses

Total operating expenses were CHF 2,378 million compared with CHF 2,501 million.
Personnel expenses increased to CHF 1,474 million from CHF 1,185 million, mainly due to higher accruals for performance-related compensation and, to a lesser extent, salary increases. Second quarter 2009 personnel expenses included a reversal of restructuring charges of CHF 52 million, compared with restructuring charges of CHF 174 million in first quarter 2009.
General and administrative expenses declined 6% to CHF 602 million. A second quarter goodwill impairment charge of CHF 328 million was incurred relating to the announced sale of UBS Pactual, and was charged to the Corporate Center through the “Services (to) / from other business divisions” line item. This charge therefore had no effect on the Investment Bank’s second quarter results (refer to the “Recent developments” section of this report for more information on the UBS Pactual transaction). A goodwill impairment charge of CHF 421 million related to the announced sale of UBS Pactual was recorded in first quarter 2009.

Results: 6M09 vs 6M08

The pre-tax result was negative CHF 5,008 million compared with negative CHF 23,451 million. The change was mainly due to much lower losses on risk positions from businesses now exited or in the process of being exited within the FICC business area and reduced operating expenses. Total operating income was negative CHF 129 million compared with negative CHF 17,105 million. Investment banking and equities revenues were down year-on-year, mainly due to lower market activity. Total operating expenses decreased 23% to CHF 4,879 million from CHF 6,347 million, mainly due to lower personnel expenses.

Personnel

The Investment Bank employed 15,324 personnel on 30 June 2009, with the 7% decrease from the prior quarter-end spread across all businesses and support functions.

Investment banking: market share and transaction information

According to data from Dealogic, UBS ended the first half of 2009 with a market share of the global fee pool of 5.0% and a ranking of sixth, a year-on-year decline from 5.4% and a ranking of fifth.

Worldwide advisory and M&A

Thomson Reuters reported a 40% decline in the volume of worldwide mergers and acquisitions, with deal volumes decreasing to USD 941 billion in the first half of 2009 from USD 1.6 trillion in the first half of 2008. UBS recorded a 43% decline in deal volumes during this period and slipped in rank from sixth to eighth. Key UBS transactions announced in second quarter 2009 included:
–	Exclusive financial advisor to Fiat S.p.A. on its global strategic alliance with Chrysler LLC.
–	Sole financial advisor to Farmers Group, a subsidiary of Zurich Financial Services, on its USD 1.9 billion acquisition of AIG’s Personal Auto Group.
–	Financial advisor to Holcim in relation to the acquisition of Cemex Australia, including a 25% interest in Cement Australia, for AUD 2.0 billion and related financing of CHF 1.8 billion.

Equity underwriting

There was a 12% decline in the global deal volume of equity capital markets, comparing the first half of 2009 with the first half of 2008, according to Dealogic. During this period, UBS reported a 2% increase in its deal volume for global equity capital markets, at USD 22.7 billion in the first half of 2009, and the firm increased its rank to fifth from sixth. Key UBS transactions for second quarter 2009 included:
–	Joint bookrunner on the USD 1.4 billion block trade for Anadarko Petroleum Corp. This landmark transaction was the largest non-financial institutions block trade in the US markets in 2009 and the largest-ever energy block trade in the US markets.
–	Joint sponsor, bookrunner and financial advisor on a GBP 4.3 billion placing and compensatory open offer for Lloyds Banking Group plc.
–	Joint bookrunner for the HKD 9.8 billion initial public offering (IPO) for China Zhongwang Holdings, the second largest IPO globally in the first half of 2009.

Investment Bank

Fixed income underwriting

Issuance volumes for global debt capital markets increased 17% in first half 2009 compared with the same period in 2008, according to Dealogic. UBS saw a 24% decrease in transaction volume over this period, participating in 599 transactions with a total value of USD 111 billion. UBS was ranked twelfth (down from sixth) overall for debt capital markets globally with a market share of 3.3%, down from 5.1% in the first half of 2008. Key UBS transactions for second quarter 2009 included:
–	Joint bookrunner on a GBP 1.9 billion 8-year and 31-year transaction for AT&T, the largest ever offering in the GBP market for a corporate issuer.
–	Joint lead manager on an AUD 3.3 billion 10-year benchmark issue for the Queensland Treasury Corporation (“QTC”), the borrowing arm of the Queensland government in Australia, the borrower’s debut syndicated issue.
–	Joint bookrunner on a EUR 5.0 billion government bond issue for the Kingdom of Belgium, the second transaction UBS has lead-managed for Belgium this year.

UBS business divisions and Corporate Center

Corporate Center

Corporate Center

Corporate Center reporting
	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.6.09	31.3.09	30.6.08	1Q09	2Q08	30.6.09	30.6.08

Total operating income	425	827	(81)	(49)		1,252	4,042

Personnel expenses	284	257	325	11	(13)	541	626

General and administrative expenses	281	269	294	4	(4)	549	576

Services (to) / from other business divisions	17	(464)	(511)			(447)	(996)

Depreciation of property and equipment	113	145	161	(22)	(30)	258	324

Amortization of intangible assets	0	0	0			0	0

Total operating expenses[1]	695	206	268	237	159	901	530

Performance from continuing operations before tax	(270)	621	(349)		23	351	3,512

Performance from discontinued operations before tax	7	11	59	(36)	(88)	17	179

Performance before tax	(263)	631	(290)		9	368	3,691

Additional information

BIS risk-weighted assets (CHF billion)	6.9	7.4	11.7	(7)	(41)

Personnel (full-time equivalents)	7,057	7,253	7,218	(3)	(2)

Personnel for Operational Corporate Center (full-time equivalents)	1,416	1,477	1,587	(4)	(11)

Personnel for ITI (full-time equivalents)	3,975	4,093	4,189	(3)	(5)

Personnel for Group Offshoring (full-time equivalents)	1,665	1,682	1,442	(1)	15

1 Includes expenses for the Company Secretary, Board of Directors and Group Internal Audit.

Corporate Center

Results: 2Q09 vs 1Q09

The Corporate Center’s pre-tax result from continuing operations declined to negative CHF 270 million from positive CHF 621 million. The decline was primarily due to a goodwill impairment charge of CHF 492 million made in the second quarter in relation to the announced sale of UBS Pactual. This goodwill impairment charge was allocated to the Corporate Center through the “Services (to) / from other business divisions” line item. Refer to the “Recent developments” section of this report for more information.

Operating income

Total operating income decreased to CHF 425 million from CHF 827 million. The second quarter result was driven by the following significant items:
–	The net impact in second quarter 2009 of the mandatory convertible notes (MCNs) issued in December 2008 was positive CHF 78 million, compared with positive CHF 524 million in the prior quarter, largely due to decreased expected volatility in the UBS share price, which more than offset the impact of the share price increase in the second quarter. The embedded derivative components of the MCNs are re-valued each quarter. As a result, UBS records corresponding fluctuations in the results of the Corporate Center. This fluctuation is subject to the development and expected volatility of UBS’s share price, and will continue until the conversion of the MCNs into UBS shares.
–	The valuation of the option to acquire the Swiss National Bank (SNB) StabFund’s equity resulted in a net gain of CHF 129 million in the second quarter, compared with a net loss of CHF 302 million in the prior quarter. Refer to the “Transaction with the Swiss National Bank” sidebar in UBS’s restated annual report for 2008 and “Note 11 Fair value of financial instruments” in the financial statements of this report for more information on both the MCNs and the SNB transaction.
–	A foreign exchange gain of CHF 300 million, which was previously deferred in equity was released to the income statement due to the de-consolidation and liquidation of subsidiaries.
–	Group Treasury activities further contributed to the reduced operating income in second quarter 2009, mainly related to losses on interest rate swaps. Internal funding-related charges decreased significantly from the previous quarter.

In comparison, first quarter 2009 included a gain of CHF 304 million on the buyback of subordinated debt.

Operating expenses

Total operating expenses increased to CHF 695 million from CHF 206 million, mainly due to the abovementioned goodwill impairment charge of CHF 492 million. Excluding this charge, operating expenses would have been CHF 203 million, down CHF 3 million. Personnel expenses increased 11% to CHF 284 million, largely due to increased restructuring costs. General and administrative expenses increased to CHF 281 million from CHF 269 million, mainly due to real estate-related restructuring charges. This was partly offset by reduced advertising and equipment costs. Excluding the abovementioned goodwill impairment charge for the announced sale of UBS Pactual, charges to other businesses increased by CHF 11 million to CHF 475 million.

Results: 6M09 vs 6M08

The pre-tax profit from continuing operations declined to CHF 351 million from CHF 3,512 million. Total operating income decreased 69% to CHF 1,252 million, primarily due to the fact that first half 2008 included the gain of CHF 3,860 million related to the accounting treatment of the MCNs issued in March 2008. The gain recorded in the first half of 2009 related to the re-valuation of the call component of the MCNs issued in December 2008 was smaller, at CHF 602 million. Further, operating income was impacted by the abovementioned foreign exchange-related gain in second quarter 2009 and a gain of CHF 304 million on the buyback of subordinated debt in first quarter 2009.

Total operating expenses increased to CHF 901 million from CHF 530 million, mainly due to the goodwill impairment charge of CHF 492 million recorded in second quarter 2009 in relation to the announced sale of UBS Pactual. Adjusted for this impairment charge, operating expenses would have decreased by CHF 121 million, mainly due to lower personnel costs following lower staff levels and reduced advertising and sponsoring expenditure. These items were partly offset by higher restructuring costs.

Personnel

The Corporate Center had 7,057 employees on 30 June 2009, a decrease of 196 employees from 31 March 2009 mainly driven by reductions of 118 personnel in IT Infrastructure following cost saving initiatives, and a decrease of 61 personnel in Operational Corporate Center and 17 employees in Group Offshoring.

Risk and treasury management

Management report

During August 2009, UBS will publish an update to the Basel II Pillar 3 quantitative disclosures included in its restated annual report for 2008. The update will be as of 30 June 2009 and will include additional disclosures on capital management, credit risk, market risk and securitization. It should be read in conjunction with UBS’s financial report for second quarter 2009 and will be available in English as a standalone report at www.ubs.com/investors.

Risk management and control

Risk management and control

Summary of key developments in second quarter 2009

UBS took the opportunity of more favorable markets to further reduce its risk exposures relating to businesses now exited or in the process of being exited by the Investment Bank. In second quarter and July 2009, UBS commuted trades with a notional value of USD 5.7 billion with three monoline insurers. This contributed to a reduction in UBS’s net exposure to monolines after credit valuation adjustments (CVAs) to USD 3.2 billion. The credit risk disclosures in this section of the report have been enhanced to provide more information on the composition of UBS’s key lending portfolios in the Wealth Management & Swiss Bank and the Investment Bank business divisions.

Credit risk

Credit risk is the risk of loss resulting from the failure of a client or counterparty to meet its contractual obligations. It arises on traditional banking products, such as loans and commitments, as well as derivatives and similar transactions. A form of credit risk also arises on securities and other obligations in tradable form, with their fair values affected when expectations change regarding the probability of failure to meet obligations and when actual failures occur. Where these instruments are held in connection with a trading activity, UBS views the risk as a market risk.

UBS actively manages the credit risk in its portfolios by taking collateral against exposures and utilizing credit hedging with the aim of reducing concentrations to specific counterparties, sectors and portfolios.

Credit loss expenses

UBS recorded credit loss expenses of CHF 388 million in second quarter 2009, compared with 1,135 million in first quarter 2009.
In the Investment Bank, credit loss expenses in second quarter 2009 were CHF 369 million, of which CHF 208 million related to asset-backed securities that were reclassified from “Held for trading” to “Loans and receivables” in previous quarters. The remaining credit losses of CHF 161 million related to loans originated in the ordinary course of business across a number of different sectors.

Wealth Management & Swiss Bank reported credit loss expenses of CHF 20 million in second quarter 2009, a significant decrease compared with the CHF 119 million reported in the prior quarter. This decrease was mainly due to the fact that allowances made against lombard loans in prior periods were released in the second quarter.

Gross lending portfolio and impairments

The credit risk exposures reported in the “Allowances and provisions for credit losses” table on the next page represent the IFRS balance sheet view of UBS’s gross lending portfolio, which comprises “Due from banks” and “Loans”. The table also shows the IFRS reported allowances for credit losses and impairments as well as UBS’s impaired lending portfolio. UBS’s gross lending portfolio was CHF 370 billion on 30 June 2009, down from CHF 405 billion on 31 March 2009.
The level of UBS’s gross impaired lending portfolio was CHF 8,383 million at the end of second quarter 2009, a decrease compared with CHF 9,471 million at the prior quarter-end. The ratio of the impaired lending portfolio to total gross lending portfolio remained stable at 2.3% on 30 June 2009. Excluding the reclassified securities the ratio decreased to 2.1% at the end of the second quarter from 2.3% at the end of the first quarter.
UBS periodically revises its estimated cash flows associated with the portfolio of reclassified securities backed by multiple assets (i.e. predominantly asset-backed securities and excluding reclassified leveraged finance positions). Adverse revisions in cash flow estimates are recognized in profit or loss as credit loss expenses. Increases in estimated future cash receipts as a result of increased recoverability are recognized as an adjustment to the effective interest rate on the loan from the date of the change. Effective 1 April 2009, UBS implemented a threshold for designating a reclassified security as an “impaired loan”. Under this policy, a reclassi-

Credit loss (expense) / recovery
	Quarter ended			% change from		Year-to-date
CHF million	30.6.09	31.3.09	30.6.08	1Q09	2Q08	30.6.09	30.6.08

Wealth Management & Swiss Bank	(20)	(119)	(7)	(83)	186	(139)	(11)

Wealth Management Americas	1	1	(1)			2	0

Investment Bank[1]	(369)	(1,017)	(10)	(64)		(1,386)	(318)

of which: related to reclassified securities	(208)	(118)	0	76		(326)	0

UBS	(388)	(1,135)	(19)	(66)		(1,523)	(329)

1 Includes credit loss (expense) of CHF 57 million (31.3.09: CHF 447 million) related to reclassified leveraged finance positions.

Risk and treasury management

fied security is considered impaired if the carrying value at balance sheet date is on a cumulative basis 5% or more below the carrying value at reclassification date adjusted for redemptions.

In order to provide quarter on quarter comparability, UBS has restated its first quarter 2009 Investment Bank impaired lending portfolio by CHF 4.0 billion to CHF 7.0 billion from CHF 11.0 billion, and the UBS Group gross impaired lending portfolio by CHF 4.0 billion from CHF 13.5 billion to CHF 9.5 billion. In first quarter 2009, cumulative decreases in estimated cash flows of approximately CHF 37 million can be attributed to CHF 4.0 billion of reclassified securities that were previously designated as impaired on 31 March 2009. The gross impaired lending portfolio as a percentage of total gross lending portfolio at the end of first quarter 2009 was revised from 6.3% to 4.0% for the Investment Bank and to 2.3% from 3.3% for UBS Group.

In the second quarter, cumulative allowances of approximately CHF 40 million related to CHF 4.0 billion of reclassified securities were reflected in profit and loss but did not result in these assets being considered impaired. This is consistent with the policy for designating a reclassified security as an “impaired loan” mentioned above.
The total gross lending portfolio in the Investment Bank was CHF 144 billion at the end of second quarter 2009, down from CHF 176 billion on 31 March 2009. The decrease in the Investment Bank’s loan book occurred across all major products, in addition to a decrease in variation margins posted by UBS for derivative instruments and general deleveraging in the prime brokerage business. Net of impairments, the

Allowances and provisions for credit losses
	Wealth Management &		Wealth Management
CHF million	Swiss Bank		Americas		Investment Bank		Others[1]		UBS
As of	30.6.09	31.3.09	30.6.09	31.3.09	30.6.09	31.3.09	30.6.09	31.3.09	30.6.09	31.3.09

Due from banks	3,656	3,910	1,252	1,796	44,718	50,452	306	301	49,932	56,459

Loans	199,232	201,945	20,752	20,935	99,490	125,121	147	255	319,621	348,255

of which: related to reclassified securities[2]					22,081	23,980			22,081	23,980

Total lending portfolio, gross[3]	202,887	205,855	22,004	22,731	144,209	175,573	453	556	369,553	404,714

Allowances for credit losses	(1,152)	(1,257)	(18)	(24)	(2,664)	(2,865)	0	0	(3,835)	(4,146)

of which: related to reclassified securities					(340)	(253)			(340)	(253)

Total lending portfolio, net[4]	201,735	204,598	21,986	22,707	141,544	172,708	453	556	365,719	400,568

Impaired lending portfolio, gross[5]	2,154	2,482	21	29	6,208	6,960	0	0	8,383	9,471

of which: related to reclassified securities					1,150	715			1,150	715

Estimated liquidation proceeds of collateral for impaired loans	(760)	(959)	(5)	(3)	(1,374)	(2,342)	0	0	(2,139)	(3,304)

of which: related to reclassified securities					(719)	(444)			(719)	(444)

Impaired lending portfolio, net of collateral	1,394	1,523	16	26	4,834	4,618	0	0	6,244	6,167

Allocated allowances for impaired lending portfolio	1,111	1,225	18	24	2,664	2,865	0	0	3,793	4,114

Other allowances for lending portfolio	41	32	0	0	0	0	0	0	41	32

Total allowances for credit losses in lending portfolio	1,152	1,257	18	24	2,664	2,865	0	0	3,835	4,146

Allowances and provisions for credit losses outside of lending portfolio	65	34	0	0	55	50	0	0	120	84

Ratios

Allowances for lending portfolio as a % of total lending portfolio, gross	0.6	0.6	0.1	0.1	1.8	1.6	0.0	0.0	1.0	1.0

Impaired lending portfolio as a % of total lending portfolio, gross	1.1	1.2	0.1	0.1	4.3	4.0	0.0	0.0	2.3	2.3

Impaired lending portfolio excluding reclassified securities as a % of total lending portfolio, gross excluding reclassified securities					4.1	4.1			2.1	2.3

Allocated allowances as a % of impaired lending portfolio, gross	51.6	49.4	87.5	82.8	42.9	41.2	0.0	0.0	45.3	43.4

Allocated allowances as a % of impaired lending portfolio, net of collateral	79.7	80.4	112.5	92.3	55.1	62.0	0.0	0.0	60.7	66.7

1 Includes Global Asset Management and Corporate Center.  2 This excludes reclassified loan underwriting positions with a value of CHF 2,942 million at June 30 (31.3.09: CHF 3,264 million), which are included in the risk view of loan exposures.  3 Excludes loans designated at fair value, but includes margin accounts for exchange-traded derivatives transactions, cash collateral delivered for OTC derivatives and cash current accounts from prime brokerage (cash leg) of total CHF 71,620 million (of which due from banks: CHF 32,005 million, of which loans: CHF 39,615 million) (31.3.09: CHF 91,454 million of which due from banks: CHF 40,357 million, of which loans: CHF 51,097 million).  4 Reconciles to the balance sheet carrying values of “Due from banks” and “Loans”, which are reported net of allowances for credit losses.  5 Excludes reclassified securities with adverse cash flow estimate revisions cumulatively below 5% of the carrying value at reclassification date, adjusted for redemptions.

Risk management and control

Investment Bank held CHF 6.9 billion of monoline protected assets and CHF 3.3 billion of commercial real estate positions in its lending portfolio following their reclassification from “Held for trading” to “Loans and receivables” in fourth quarter 2008. The exposures related to monoline protected assets are included in the discussion of that asset class in the “Risk concentration” section of this report.

The Investment Bank’s gross impaired lending portfolio decreased to CHF 6,208 million at the end of second quarter 2009 from CHF 6,960 million on a restated basis at the prior quarter-end.
In Wealth Management & Swiss Bank, the gross lending portfolio was CHF 203 billion on 30 June 2009, down from CHF 206 billion reported at the previous quarter-end. The gross impaired lending portfolio decreased by CHF 328 million in second quarter 2009 to CHF 2,154 million at quarter-end.
Further information on the composition and credit quality of the Wealth Management & Swiss Bank and the Investment Bank lending portfolios is provided below.

Composition of UBS credit risk

The tables in this section provide an update as at 30 June 2009 on the composition of UBS’s credit risk exposures in its key lending portfolios in the Wealth Management & Swiss Bank and Investment Bank business divisions.

Wealth Management & Swiss Bank – lending portfolio

The table below shows the composition of the lending portfolio for Wealth Management & Swiss Bank as detailed in the “Allowances and provisions for credit losses” table which comprises “Due from banks” and “Loans”. Approximately 90% of Wealth Management & Swiss Bank’s lending portfolio is secured by collateral.
Over half of the unsecured lending portfolio is rated investment grade. Approximately 60% of unsecured loans relate to cash flow-based lending to corporate counterparties. In addition, 20% of the unsecured loans relate to lending to central or local governments.

Investment Bank – banking products

The tables below show the composition of the Investment Bank’s credit exposures in its banking products portfolio based on UBS’s internal management view of credit risk.
The first table provides a bridge from the total lending portfolio (“Due from banks” and “Loans”) as detailed in the “Allowances and provisions for credit losses” table above to the total view of banking products exposure

Wealth Management & Swiss Bank: composition of lending portfolio, gross
	30.6.09		31.3.09
	CHF million	in %	CHF million	in %

Secured by residential property	121,443	59.9	121,385	59.0

Secured by commercial / industrial property	20,291	10.0	20,179	9.8

Secured by securities (lombard loans)	39,635	19.5	41,101	20.0

Lending to banks	3,656	1.8	3,910	1.9

Unsecured loans	17,863	8.8	19,280	9.4

Total lending portfolio, gross	202,887	100.0	205,855	100.0

Investment Bank: banking products exposure to corporates and other non-banks
CHF million	30.6.09	31.3.09

Total lending portfolio	144,209	175,573

Balances with central banks	7,027	13,836

Contingent claims and undrawn irrevocable credit facilities	59,959	62,909

Total banking products exposure IFRS (accounting view)	211,194	252,318

less: internal risk adjustments to IFRS view[1]	(71,608)	(97,839)

less: reclassified securities not in lending portfolio	(22,081)	(23,867)

other[2]	(2,461)	2,208

Gross banking products exposure	115,044	132,820

less: specific allowances for credit losses and loan loss provisions[3]	(2,310)	(2,407)

less: short-term deposits	(19,131)	(24,077)

Net banking products exposure	93,603	106,336

less: credit protection bought (credit default swaps)	(46,343)	(46,608)

Net banking products exposure, after application of credit hedges	47,260	59,728

of which: held for distribution[4]	3,912	7,188

1 IFRS adjustments include the elimination of margin accounts for ETD transactions, cash collateral posted by UBS against negative replacement values for OTC derivatives, cash / current accounts from prime brokerage (cash legs) of total CHF 71,620 million (31.3.09: CHF 91,454 million) and valuation differences caused by a different exposure treatment in Risk Control than in IFRS.  2 Includes traded loans and funded risk participations.  3 Does not include other allowances for credit losses for an amount of CHF 354 million (31.3.09: CHF 458 million).  4 Net of markdowns on fair value loans.

Risk and treasury management

according to International Financial Reporting Standards (IFRS). The table shows the adjustments required to get from the IFRS view to the internal management view of banking products exposure. The main difference between these measures relates to the treatment of cash collateral posted by UBS against negative replacement values of derivative instruments. This is reported on a gross basis for IFRS purposes, whereas for internal management purposes UBS does not treat this posting of collateral as a loan but controls the risk profile of the derivative transactions with the counterparty taking into account the collateral posted. The first table also provides a further breakdown to derive the net banking products exposure to corporate and non-

bank counterparties after credit hedges. The second table provides a breakdown of the rating and loss given default profiles of this portfolio, with additional granularity provided on the sub-investment grade component.

The net banking products exposure after credit hedges decreased significantly to CHF 47.3 billion at the end of the second quarter compared with CHF 59.7 billion at the end of the first quarter, mainly due to reductions in short-term deposits, loan repayments and foreign exchange movements. 66% of the net banking products exposures after the application of credit hedges are classified as investment grade. The vast majority of sub-investment grade exposures have a loss given default of 0–50%.

Investment Bank: distribution of net banking products exposure to corporates and other non-banks, after application of credit hedges, across UBS internal rating and loss given default (LGD) buckets
CHF million			30.6.09						31.3.09
	Moody's			Loss given default (LGD) buckets
	Investor	Standard &						Weighted		Weighted
	Services	Poor's						average		average
UBS internal rating	equivalent	equivalent	Exposure	0–25%	26–50%	51–75%	76–100%	LGD (%)	Exposure	LGD (%)

Investment grade	Aaa-Baa3	AAA-BBB–	31,013	11,958	12,901	3,967	2,187	38	40,560	38

Sub-investment grade			16,247	6,348	6,998	2,161	740	34	19,169	34

of which: 6	Ba1	BB+	1,341	213	730	314	85	44	2,234	34

of which: 7	Ba2	BB	2,036	977	642	328	88	31	1,967	44

of which: 8	Ba2	BB	1,454	108	976	334	36	48	1,325	48

of which: 9	Ba3	BB–	2,805	1,465	914	248	178	29	3,479	27

of which: 10	B1	B+	1,561	820	463	197	81	33	1,856	36

of which: 11	B2	B	2,249	1,283	678	193	96	28	2,785	34

of which: 12	B3	B–	1,460	1,220	128	53	58	16	1,632	13

of which: 13	Caa to C	CCC to C	342	115	175	52		34	328	29

of which: defaulted		D	2,999	147	2,293	441	118	44	3,563	41

Net banking products exposure, after application of credit hedges			47,260	18,306	19,899	6,128	2,927	37	59,728	37

Update on BlackRock fund

As reported in second quarter 2008, UBS sold a portfolio of US residential mortgage backed securities (RMBSs) for proceeds of USD 15 billion to the RMBS Opportunities Master Fund, LP (the “RMBS fund”), a special purpose entity managed by BlackRock, Inc. The RMBS fund was capitalized with approximately USD 3.75 billion in equity raised by BlackRock from third party investors and an eight-year amortizing USD 11.25 billion senior secured loan provided by UBS. Refer to the “Sale of US real estate-related assets to BlackRock fund” sidebar in UBS’s financial report for second quarter 2008 for more information on this transaction.
Since its inception, the RMBS fund has amortized the loan through monthly payments which have slowed moderately, primarily due to declines in floating rate interest payments and increasing mortgage defaults. As at
30 June 2009, the loan had a balance outstanding of USD 8.1 billion. The RMBS fund is not consolidated in UBS’s financial statements. UBS continues to monitor the development of the RMBS fund’s performance and will reassess the consolidation status if events warrant and deterioration of the underlying RMBS mortgage pools indicates that the equity investors in the fund no longer receive the majority of the risks and rewards.

Risk management and control

Market risk

Market risk is the risk of loss resulting from changes in market variables of two broad types: general market risk factors and idiosyncratic components. General market risk factors include interest rates, exchange rates, equity market indices, commodity prices and general credit spreads. Idiosyncratic components are specific to individual companies and affect the values of their securities and other obligations in tradable form, as well as derivatives referenced to those companies.

Most of UBS’s market risk comes from the Investment Bank’s trading activities. Group Treasury, part of the Corporate Center, assumes foreign exchange and interest rate risk in connection with its balance sheet, profit and loss, and capital management responsibilities. The wealth and asset management operations of UBS take limited market risk in support of client business.

Value at Risk

Value at Risk (VaR) is a statistical measure of market risk, representing a loss greater in absolute value than market risk losses realized over a set time period at an established probability. This assumes no change in the firm’s trading positions. The tables on the next page show this statistic calibrated to a 10-day horizon and a 99% probability, using five years of historical data. For both the Group and the Investment Bank the tables also show VaR for a 1-day horizon and a 99% probability, using five years of historical data.
For a variety of reasons, the actual realized market risk loss may differ from that implied by the VaR measures of UBS. For example, the historical period used in creating the VaR measure may have fluctuations in market rates and prices that differ from those in the future; the firm’s intra-period trading may mute or accentuate the losses; and the impact on revenue of a market move may differ from those assumed by the VaR model. All VaR measures are subject to these limitations to some extent and must be interpreted accordingly. UBS continues to review the performance of its VaR implementation and will continue to enhance its VaR model in order to more accurately capture the relationships between the market risks associated with certain positions, as well as the revenue impact of large market movements for some trading positions.
As an essential complement to VaR, UBS runs macro stress scenarios bringing together various combinations of market moves to reflect the most common types of potential stress events, and more targeted stress tests for concentrated exposures and vulnerable portfolios.
The Investment Bank’s internal management average VaR decreased significantly to CHF 276 million in second quarter 2009 from CHF 328 million in first quarter 2009, as a result of active risk reduction in exposures to credit spread risk. Internal management VaR remains dominated by cred-

it spread risk exposures, which are largely attributable to the management of counterparty risk in the OTC derivatives portfolios as well as risks in businesses now exited or in the process of being exited. Risks in the equity, foreign exchange and rates businesses remain relatively low compared with historical levels.

Investment Bank regulatory VaR ended the second quarter at CHF 245 million, significantly down from CHF 403 million at the prior period-end. Average Investment Bank regulatory VaR in the second quarter was CHF 350 million, also significantly down from CHF 433 million in first quarter 2009. The main difference between regulatory VaR and internal management VaR in the period was the treatment of credit valuation adjustments (the estimated sensitivity to credit spreads of protection required to hedge credit risk from counterparties in UBS’s OTC derivatives portfolio), which were required to be excluded from regulatory VaR.
Regulatory VaR for UBS as a whole followed a similar pattern to Investment Bank regulatory VaR.

Backtesting

“Backtesting” compares 1-day regulatory VaR calculated on positions at the close of each business day with the revenues arising on those positions on the following business day. These “backtesting revenues” exclude non-trading revenues, such as fees and commissions, and estimated revenues from intraday trading. A “backtesting exception” occurs when backtesting revenues are negative and the absolute value of those revenues is greater than the previous day’s VaR.
UBS experienced two backtesting exceptions in second quarter 2009 – the same number of backtesting exceptions experienced in the previous period.
In the first histogram below, daily backtesting revenues are shown for the 12 months ending 30 June 2009. In the second histogram, the daily backtesting revenues are compared with the corresponding VaR over the same 12-month period for days when the backtesting revenues are negative. A positive result in this histogram represents a loss less than VaR, while a negative result represents a loss greater than VaR and therefore a backtesting exception.

Value at Risk developments

As part of its ongoing program to improve risk management practices and methodologies, UBS intends to implement the following key changes to its VaR framework in third quarter 2009:
–	UBS will change its management VaR measure and the related risk limits in third quarter 2009 from a 10-day 99% VaR measure based on five years of historical data to a 1-day 95% VaR measure based on five years of historical data. This will more appropriately represent the way that trading risks are viewed and managed by the business. The 10-day 99% VaR measure and the 1-day 99% VaR measure will remain unchanged for the purposes

Risk and treasury management

of calculating market risk regulatory capital and backtesting respectively, in accordance with applicable regulatory requirements.
–	UBS has received regulatory approval to increase the scope of its regulatory VaR in third quarter 2009 to incorporate a significant proportion of its credit valuation adjustment (CVA) exposures associated with its CVA hedging activity. This will more accurately represent underlying risk exposures and their related hedges and the same enhancement was implemented for internal management VaR during third quarter 2008. Monoline CVA and related hedges will not be included as part of this implementation and also remain outside the scope of internal management VaR. Refer to the “Risk management and control” section and “Note 11 Fair value of financial instruments” in the financial statements of this report for more information on monoline CVA valuation and sensitivities.

UBS: Value at Risk (10-day, 99% confidence, five years of historical data)
	Quarter ended 30.6.09				Quarter ended 31.3.09
CHF million	Min.	Max.	Average	30.6.09	Min.		Max.		Average	31.3.09

Business divisions

Investment Bank	209	458	350	245	328		541		433	403

Wealth Management & Swiss Bank	0	1	0	0	0		0		0	0

Wealth Management Americas	15	24	20	21	15		18		17	16

Global Asset Management	0	2	1	2	0		7		2	1

Corporate Center	4	67	19	10	3		64		14	18

Diversification effect			(44)	(41)		[1]		[1]	(41)	(35)

Total regulatory VaR	206	481	346	238	319		545		426	403

Diversification effect (%)			(11)	(15)					(9)	(8)

Management VaR[2]	188	376	273	193	237		473		325	262

1 As the minimum and maximum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification effect.  2 Includes all positions subject to internal management VaR limits.

Investment Bank: Value at Risk (10-day, 99% confidence, five years of historical data)
	Quarter ended 30.6.09					Quarter ended 31.3.09
CHF million	Min.		Max.	Average	30.6.09	Min.		Max.		Average	31.3.09

Risk type

Equities	57		115	81	57	55		109		77	60

Interest rates (including credit spreads)	226		491	351	284	363		552		436	414

Foreign exchange	18		55	28	22	19		46		30	31

Energy, metals and commodities	15		21	17	16	14		25		19	17

Diversification effect		[1]	[1]	(127)	(134)		[1]		[1]	(129)	(120)

Total regulatory VaR	209		458	350	245	328		541		433	403

Diversification effect (%)				(27)	(35)					(23)	(23)

Management VaR[2]	183		386	276	183	238		454		328	261

1 As the minimum and maximum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification effect.  2 Includes all positions subject to internal management VaR limits.

UBS: Value at Risk (1-day, 99% confidence, five years of historical data)[1]
		Quarter ended 30.6.09				Quarter ended 31.3.09
CHF million		Min.	Max.	Average	30.6.09	Min.	Max.	Average	31.3.09

Investment Bank	Regulatory VaR[2]	80	153	117	86	111	167	132	135

	Management VaR[3]	70	125	95	72	84	159	104	102

UBS	Regulatory VaR[2]	79	155	117	87	112	170	133	128

	Management VaR[3]	71	132	97	71	86	166	107	98

1 10-day and 1-day Value at Risk (VaR) results are separately calculated from underlying positions and historical market moves. They cannot be inferred from each other.  2 Backtesting is based on regulatory capital VaR.  3 Includes all positions subject to internal management VaR limits.

Risk management and control

Investment Bank: backtesting revenues1 distribution

1 Backtesting revenues exclude non-trading revenues, such as commissions and fees, and revenues from intraday trading.

Investment Bank: analysis of negative
backtesting revenues1

1 Backtesting revenues exclude non-trading revenues, such as commissions and fees, and revenues from intraday trading. Analysis for loss days only.

Operational risk

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems, or from external causes, whether deliberate, accidental or natural. Operational risks are monitored and, to the extent possible, controlled and mitigated.

UBS recognizes that it cannot eliminate all operational risks and, even where possible, it may not always be cost-effective to do so.
Many potential causes of loss are identified before their probability, timing or amounts of future costs are known with certainty. International Financial Reporting Standards (IFRS)

require UBS to make provisions for present obligations due to past events, based on a best estimate of the liability, when it is probable that a payment will be required and where the amount can be reliably estimated, even if the amount to be paid has not yet been determined. This requires an exercise of judgment. Once UBS is able to quantify any potential operational risk with a reasonable degree of accuracy, the corresponding provision will be revised up or down.

UBS is also required to hold capital against operational risk, which is converted into a risk-weighted asset (RWA) equivalent. Refer to the “Capital management” section of this report for more information on the development of RWA for operational risk.

Risk and treasury management

Risk concentrations

A concentration of risk exists where: (i) a position or group of positions in financial instruments is affected by changes in the same risk factor or group of correlated factors; and (ii) the exposure could, in the event of large but plausible adverse developments, result in significant losses.

The identification of risk concentrations requires judgment because potential future developments cannot be predicted and may vary from period to period. In determining whether a concentration of risk exists, UBS considers a number of elements, both individually and in the aggregate. These elements include: the shared characteristics of the instruments; the size of the position or group of positions; the sensitivity of the position to changes in risk factors; and the volatility and correlations of those factors. Also important in this assessment is the liquidity of the markets in which the instruments are traded, and the availability and effectiveness of hedges or other potential risk mitigants. The value of a hedge instrument may not always move in line with the position being hedged and this mismatch is referred to as basis risk.
If a risk concentration is identified, it is assessed to determine whether it should be reduced or mitigated, and the available means to do so are also evaluated. Identified risk concentrations are subject to increased monitoring.

Identified risk concentrations

Based on UBS’s assessment of its portfolios and asset classes with potential for material loss in a stress scenario relevant to the current environment, the firm believes that its exposures to monoline insurers as shown below can be considered a risk concentration according to the above-mentioned definition.

It is possible that material losses could occur on asset classes, positions and hedges other than those disclosed in this section of the report, particularly if the correlations that emerge in a stressed environment differ markedly from those anticipated by UBS.
UBS is exposed to price risk, basis risk, credit spread risk and default risk, other idiosyncratic and correlation risks on both equities and fixed income inventories, and particularly on fixed income inventories relating to businesses now exited or in the process of being exited. The firm also has lend-

ing, counterparty and country risk exposures that could sustain significant losses if the current economic conditions were to persist or worsen. Refer to the discussions of credit risk, market risk and operational risk in this section for more information on the risks to which UBS is exposed.

Exposure to monoline insurers

The vast majority of UBS’s direct exposures to monoline insurers arises from over-the-counter (OTC) derivative contracts, mainly credit default swaps (CDSs), purchased to hedge specific positions. The table on the next page shows the CDS protection bought from monoline insurers to hedge specific positions. It illustrates the notional amounts of the protection held, the fair value of the underlying instruments and the fair value of the CDSs both prior to and after the credit valuation adjustments taken for these contracts. As a result of trade commutations and because a significant portion of the underlying assets are classified as “Loans and receivables” for accounting purposes, the change in CVA reported in the table on the next page does not equal the profit or loss associated with this portfolio during second quarter 2009.
Exposure under CDS contracts to monoline insurers is calculated as the sum of the fair values of individual CDSs after credit valuation adjustments. This, in turn, depends on the valuation of the instruments against which protection has been bought. A positive fair value, or a valuation gain, on the CDS is recognized if the fair value of the instrument the CDS is intended to hedge decreases. CVA increases are driven by increases in CDS fair value and the widening of mono-line credit spreads. Conversely, CVA decreases are driven by decreases in CDS fair value and the tightening of monoline credit spreads. Refer to “Note 11 Fair value of financial instruments” in the financial statements of this report for more information on CVA valuation and sensitivities.
In second quarter 2009, UBS continued to take action to reduce its exposures to monoline insurers. In second quarter 2009 and July 2009, UBS agreed to commute certain trades with three monoline insurers which significantly decreased remaining exposures. The impact on profit and loss of the July commutations is reflected in UBS’s income statement as at 30 June 2009. The table on the next page also illustrates the adjustments required to exclude the July commutations from exposures reported as at 30 June 2009. Allowing for the impact of the July commutations, the total fair value of

Risk management and control

CDS protection purchased from monoline insurers was reduced to USD 3.2 billion after cumulative CVAs of USD 3.4 billion. The trade commutations also resulted in significant reductions in aggregate notional amounts of collateralized debt obligations (CDOs) and fair value of CDSs since the end of the first quarter. The trade commutations related primarily to US residential mortgage-backed securities (RMBS) CDOs that had been substantially written-down on a fair value basis. Combined with the improved performance and composition of the portfolio, the fair values of the remaining assets hedged by monoline insurers were broadly stable over the period. As at 30 June 2009, approximately 80% of the remaining assets were collateralized loan obligations (CLOs) and only 5% related to US RMBS CDOs. The CLO positions continue to be rated AAA. Analysis of cash flow projections indicates that these positions could withstand defaults materially higher than peak speculative grade default rates projected by the rating agencies without incurring credit losses.

Other than credit protection bought on the positions detailed in the table below, UBS held direct derivative exposure to monolines of USD 385 million after CVAs of USD 413 million.

Exposure to monoline insurers, by rating[1]

USD million	30.6.09
			Fair value of CDSs		Fair value of CDSs
			prior to credit	Credit valuation	after credit
		Fair value of	valuation	adjustment	valuation
	Notional amount[3]	underlying CDOs[4]	adjustment[5]	as of 30.6.09	adjustment

	Column 1	Column 2	Column 3 (= 1–2)	Column 4	Column 5 (= 3–4)

Credit protection on US RMBS CDOs[2]	6,349	747	5,602	4,046	1,556

of which: from monolines rated investment grade (BBB and above)	3,966	489	3,478	2,282	1,195

on US sub-prime residential mortgage-backed securities (RMBS) CDOs high grade	3,966	489	3,478	2,282	1,195

on US sub-prime RMBS CDOs mezzanine	0	0	0	0	0

on other US RMBS CDOs	0	0	0	0	0

of which: from monolines rated sub-investment grade (BB and below)	2,383	258	2,124	1,764	361

on US sub-prime residential mortgage-backed securities (RMBS) CDOs high grade	1,611	160	1,451	1,427	24

on US sub-prime RMBS CDOs mezzanine	0	0	0	0	0

on other US RMBS CDOs	772	99	673	336	336

Credit protection on other assets[2]	12,005	7,449	4,555	2,192	2,364

of which: from monolines rated investment grade (BBB and above)	4,086	2,935	1,151	426	725

of which: from monolines rated sub-investment grade (BB and below)	7,919	4,514	3,405	1,766	1,639

Total 30.6.09	18,353	8,196	10,158	6,237	3,920

Adjustment to reflect impact of post quarter-end trade commutations	(4,022)	(430)	(3,592)	(2,847)	(745)

Adjusted total 30.6.09[6]	14,331	7,766	6,566	3,390	3,175

Total 31.3.09	20,350	7,975	12,375	7,836	4,539

1 Excludes the benefit of credit protection purchased from unrelated third parties.  2 Categorization based on the lowest insurance financial strength rating assigned by external rating agencies.  3 Represents gross notional amount of credit default swaps (CDSs) purchased as credit protection.  4 CDOs = collateralized debt obligations.  5 CDSs = credit default swaps.  6 Values as at 30.6.09 have been adjusted to reflect the impact of commutations agreed with two monolines in July 2009.

Risk and treasury management

Exposure to auction rate securities

UBS repurchased USD 109 million of student loan auction rate securities in second quarter 2009. Combined with redemptions and debt restructuring initiatives, this resulted in a decrease of USD 258 million to USD 8,477 million as at 30 June 2009 in UBS’s commitment to repurchase student loan ARS from clients. UBS’s inventory of student loan ARS increased by USD 74 million to USD 10,929 million at end of second quarter as client repurchases were partially offset by redemptions in the period. The majority (approximately 70%) of the collateral underlying UBS’s inventory of student loan ARS is backed by Federal Family Education Loan Program (FFELP) collateral which is reinsured by the US Department of
Education for no less than 97% of principal and interest. All student loan ARS positions held by UBS are subject to an impairment test which includes a detailed review of the quality of the underlying collateral. UBS has not incurred any impairment charges on its inventory of student loan ARS in second quarter 2009.
     Approximately 89% of the USD 8,477 million student loan ARS held by clients are backed by FFELP guaranteed collateral.

Commitment to repurchase client auction rate securities

UBS has committed to restore liquidity to certain client holdings of ARS. This commitment is in line with previously announced agreements in principle with various US regulatory agencies, and the final settlements entered into with the Massachusetts Securities Division, the US Securities and Exchange Commission, and the New York State Attorney General. The table above shows the maximum repurchase amount at par of ARS required by the regulatory settlements, which would occur over various time periods between 31 October 2008 and 2 July 2012 according to client type and security. UBS anticipates that the maximum required repurchase amount is likely to decline over time as issuers refinance their debt obligations and UBS works with issuers, industry peers and US government officials on restructuring initiatives and redemption opportunities.

Auction rate securities inventory
	Net exposures	Net exposures
USD million	as of 30.6.09	as of 31.3.09

US student loan auction rate securities	10,929	10,855

US municipal auction rate securities	1,378	1,359

US taxable auction preferred securities	1,272	1,461

US tax-exempt auction preferred securities	2,855	2,892

Total	16,434	16,567

Client holdings: auction rate securities
		Buy-back period
	Par value of maximum			Holdings of	Par value of maximum
	required purchase	Remaining unpurchased		institutional	required purchase
	as of 30.6.09	holdings of private clients		clients	as of 31.3.09
		31.10.08	2.1.09	30.6.10
USD million		to 4.1.11	to 4.1.11	to 2.7.12

US student loan auction rate securities	8,477	18	105	8,354	8,735

US municipal auction rate securities	510	34	243	233	605

US taxable auction preferred securities	304	48	89	167	481

US tax-exempt auction preferred securities	20	20	–	–	36

Total	9,311	120	437	8,754	9,857

Liquidity and funding management

Liquidity and funding management

UBS defines liquidity as the ability to meet obligations as they come due and to provide funds for increases in assets without incurring unacceptable costs.

Market liquidity overview: second quarter 2009

At the start of the second quarter, market conditions in the banking and broader financial sector remained tense. However, as the quarter progressed, signs of relative improvement emerged: credit spreads of financial institutions continued to retreat from the high levels of the prior quarter; and public term-debt markets became broadly accessible to banks for unsecured bond issuances for the first time since late third quarter 2008, across various currencies and a range of tenors. The banking sector had been dominated by, and for lengthy periods restricted to, government-guaranteed bond issuances throughout fourth quarter 2008 and into much of first quarter 2009. The general tone of the market for money market paper issuances likewise improved noticeably during the second quarter, with flows no longer being effectively limited to very short tenors, signaling investors’ increasing appetite for banks’ term debt.

Developments and activities by governments and central banks during the second quarter were also indicative of the relative improvement in financial market conditions. For instance, in early May, the US Federal Reserve Board announced the results of its Supervisory Capital Assessment Program, allowing ten major US financial groups to repay to the US Treasury some of the previous capital injections they had received, and marking a potential turning point in the economic crisis. At the same time, declines in borrowing were registered in some of the Federal Reserve Bank’s major extraordinary liquidity facilities that had been introduced during the crisis, as in many cases market sources of funding became less expensive than funding obtained through these facilities.

Liquidity

UBS continuously tracks its liquidity position and asset / liability profile. This involves monitoring its contractual and behavioral maturity profiles, projecting and modeling its liquidity exposures under various stress scenarios and monitoring its secured funding capacity. The results are then factored into the overall contingency plans of UBS. The underlying assumptions in the analysis encompass the characteristics that have emerged in the present market turmoil, such as continued risk aversion and dislocation in terms of money markets and market liquidity being limited to a very narrow range of asset classes. The assumptions incorporated into UBS’s current stress scenario analysis exceed the conditions that have thus far been experienced since the onset of the current crisis.
UBS seeks to preserve at all times a prudent liquidity and funding profile and a balanced asset / liability profile. This has been possible throughout the current financial crisis due to the broad diversity of UBS’s funding sources, its contingency planning processes and its global scope. UBS has continued to maintain its substantial multi-currency portfolio of unencumbered high-quality short-term assets, but reduced its size during the second quarter in view of the considerable balance sheet and exposure reductions and the relative improvements in overall market conditions.
While UBS experienced some additional net outflows of client assets during the second quarter, this did not have any significant impact on UBS’s liquidity situation since only the cash component of these outflows constitutes a direct loss of liquidity for the firm. UBS has been able to readily compensate for any such liquidity outflows by its continued reduction of balance sheet assets and, moreover, has been able to access ample funding from alternative sources within its diversified funding base.

Funding profile

UBS continues to maintain a portfolio of liabilities that is broadly diversified by market, product and currency. The vast product offerings and global scope of the firm’s business activities are the primary reasons for its funding stability to date.

UBS’s wealth management businesses continue to be valuable, cost-efficient and reliable sources of funding. These businesses contributed CHF 337 billion, or 76%, of the CHF 446 billion total customer deposits shown in the “UBS asset funding” diagram. Compared with the CHF 316 billion of net loans as of 30 June 2009, customer deposits provided 141% coverage (up from 136% on 31 March 2009). In terms of secured funding, i.e. repurchase agreements and securities lent against cash collateral received, UBS borrows less cash on a collateralized basis than it lends, leading to a surplus of net securities sourced (and capable of being re-hypothecated) – shown as the CHF 194 billion cash-equivalent surplus in the “UBS asset funding” diagram. Furthermore, funding is provided through numerous short-, medium- and long-term funding programs in Europe, the US and Asia, which provide specialized investments to institutional and private clients.

Risk and treasury management

UBS asset funding

     UBS returned to the public unsecured long-term debt markets during second quarter 2009, issuing a total of CHF 3 billion in benchmark bonds (in EUR and CHF). There were no maturities of public unsecured long-term debt in the second quarter. At the same time, UBS continued to raise medium- and long-term funding globally through private placements of debt. As part of its diversified funding base, UBS accessed more than CHF 2 billion of additional new medium- to long-term funds during the second quarter via the Mortgage Bond Bank of the Swiss Mortgage Institutions by pledging high-quality Swiss residential mortgages. Additionally, UBS generated CHF 3.8 billion of long-term funds through its private placement of authorized share capital towards the end of the second quarter. UBS once again reduced its balance sheet during the second quarter, contributing to a reduction in UBS’s overall long-term funding needs. UBS’s long-term debt (including financial liabilities at fair value) stood at CHF 190 billion at 30 June 2009, up by CHF 6 billion from CHF 184 billion at 31 March 2009.
At the end of second quarter 2009, the overall composition of UBS’s funding sources, illustrated in the figures below, was broadly similar to the prior quarter-end, with a slight shift away from money market paper and inter-bank debt towards more long-term debt and secured funding. These sources amount to CHF 939 billion on the balance sheet consisting of repurchase agreements, securities lending against cash collateral received, due from banks, money market paper issued, due to customers and long-term debt (including financial liabilities at fair value). Customer time and demand deposits accounted for 30% of UBS’s funding sources, stable compared with the prior quarter-end, while savings deposits were up by 1% to reach 12%. The proportion of UBS’s funding from long-term debt (including financial liabilities designated at fair value) was up 1% to reach 20%, partly reflecting UBS’s aforementioned public senior debt issuance. The proportion of funding through money market paper issuance dropped to 9% from 12% during the second quarter. Compared with the prior quarter-end, the proportion of funding from fiduciary deposits and short-term inter-bank borrowing remained constant, at 6% and 12% respectively. During the second quarter, UBS increased its secured funding, resulting in its proportion rising by 1% to reach 11% (primarily through repurchase agreements).

UBS: funding by product type

UBS: funding by currency

Capital management

Capital management

Regulatory developments

In July 2009, the Basel Committee on Banking Supervision issued enhancements to the Basel II framework and revisions to the Basel II market risk framework. Banks are expected to comply with the revised requirements by 31 December 2010.

The enhanced Basel II framework introduces higher risk weights for resecuritization exposures, better reflecting the risk inherent in these products, and requires banks to conduct more rigorous credit analyses of externally rated securitization exposures.
The revisions to the Basel II market risk framework aim to address perceived shortcomings in the current Value at Risk (VaR) framework, most notably by introducing new capital requirements to incorporate effects of “stressed VaR”, by introducing a new incremental risk charge that accounts for default and migration risk of trading book positions, and by requiring that banking book capital charges will apply to trading book securitization positions. Furthermore, the committee also issued valuation guidance for all illiquid positions accounted for at fair value.
As disclosed in UBS’s fourth quarter 2008 financial report, the Swiss Financial Market Supervisory Authority (FINMA) introduced a minimum leverage ratio and higher target capital ratios for the two largest Swiss banks. Recent public statements by FINMA officials and by the Swiss National Bank suggest that Swiss authorities are actively considering what measures should be taken, including measures relating to capital, liquidity and structure, to reduce the systemic risk associated with Switzerland’s two largest banks. It would be premature to speculate whether these considerations will lead to further policy changes, and what effect such changes might have on UBS’s business and strategic direction.

Capital ratios

On 30 June 2009, UBS’s BIS tier 1 capital ratio stood at 13.2% and its BIS total capital ratio was 17.7%, up from 10.5% and 14.7% respectively on 31 March 2009. During the second quarter, risk-weighted assets (RWA) decreased by CHF 29.7 billion to CHF 248.0 billion and the BIS tier 1 capital increased by CHF 3.4 billion, due to the placement of new shares from authorized capital in June 2009 for approximately CHF 3.8 billion in net proceeds (refer to the paragraph below on UBS’s share count for more information about this transaction).

Taking into account the estimated effects from the announced sale of UBS Pactual, which is expected to close in third quarter 2009, BIS tier 1 capital would increase by approximately CHF 1 billion and RWA would be CHF 3 billion lower. Upon closing, UBS’s BIS tier 1 ratio is expected to increase by approximately 50 basis points, which would increase the 30 June 2009 pro forma ratio to 13.7%. Refer to UBS’s financial report for first quarter 2009 and “Note 14 Changes in organization” in the financial statements of this report for more information.

Capital requirements

To facilitate comparability, UBS determines published RWA according to the Basel II Capital Accord (BIS guidelines). However,

Capital adequacy

CHF million, except where indicated	30.06.09	31.03.09	31.12.08

BIS tier 1 capital	32,640	29,240	33,154

of which: hybrid tier 1 capital	7,540	7,669	7,393

BIS total capital	43,871	40,950	45,367

BIS tier 1 capital ratio (%)	13.2	10.5	11.0

BIS total capital ratio (%)	17.7	14.7	15.0

BIS risk-weighted assets	247,976	277,665	302,273

of which: credit risk[1]	172,038	195,410	222,563

of which: non-counterparty-related risk	7,622	7,610	7,411

of which: market risk	22,327	28,194	27,614

of which: operational risk	45,989	46,452	44,685

1 Includes securitization exposures and equity exposures not part of the trading book and capital requirements for settlement risk (failed trades).

Risk and treasury management

the calculation of UBS’s regulatory capital requirement is based on the regulations of FINMA and this leads to higher RWA.

Total RWA decreased to CHF 248.0 billion on 30 June 2009 from CHF 277.7 billion on 31 March 2009. Figures by component for second quarter 2009 are as follows:

Credit risk
RWA for credit risk dropped to CHF 172.0 billion on 30 June 2009 from CHF 195.4 billion on 31 March 2009. The reduction is primarily related to reduced derivatives exposures and lower volumes of loans, committed credit lines and guarantees. Refer to the “Risk management and control” section of this report for more information about credit risk.

Non-counterparty-related assets
In the second quarter, RWA for non-counterparty-related assets remained largely unchanged at CHF 7.6 billion.

Market risk
RWA for market risk decreased in the second quarter by CHF 5.9 billion to CHF 22.3 billion on 30 June 2009, due to reduced risk positions in the trading book. Refer to the “Risk management and control” section of this report for more information about market risk.

Operational risk
The Basel II capital requirement for operational risk decreased to RWA of CHF 46.0 billion on 30 June 2009 from CHF 46.5 billion on 31 March 2009, due to lower operational risk events experienced in the second quarter. Refer to the “Risk management and control” section of this report for more information about operational risk.

Eligible capital

In order to determine eligible BIS tier 1 and BIS total capital, specific adjustments must be made to equity attributable to UBS shareholders as defined by International Financial Reporting Standards (IFRS) and shown on UBS’s balance sheet. The most notable adjustments are the deductions for goodwill, intangible assets, investments in unconsolidated entities engaged in banking and financial activities, and own credit effects on liabilities designated at fair value. There is no difference in eligible capital between the BIS guidelines and FINMA regulations.

BIS tier 1 capital
BIS tier 1 capital amounted to CHF 32.6 billion on 30 June 2009, up from CHF 29.2 billion on 31 March 2009. The increase in BIS tier 1 capital of CHF 3.4 billion is mainly attributable to the CHF 3.8 billion share issue in June 2009. Second quarter losses of CHF 1.4 billion recognized under IFRS were largely offset by an adjustment for capital purposes of CHF 1.2 billion for losses on own credit. Various other effects reduced BIS tier 1 capital by CHF 0.2 billion.

BIS tier 2 capital
UBS accounts for CHF 0.9 billion of additional upper BIS tier 2 capital, mainly from general provisions in excess of expected losses. Lower BIS tier 2 capital consists of subordinated long-term debt issued in various currencies and with different maturities. In the second quarter, lower BIS tier 2 capital decreased CHF 0.2 billion to CHF 11.7 billion on 30 June 2009, predominantly due to foreign exchange movements against the Swiss franc.

Capital components
CHF million	30.06.09	31.03.09	31.12.08

Core capital prior to deductions	47,514	44,236	48,758

of which: paid-in share capital	323	293	293

of which: share premium, retained earnings, currency translation differences and other elements	39,651	36,274	41,072

of which: non-innovative capital instruments	1,843	1,851	1,810

of which: innovative capital instruments	5,697	5,818	5,583

Less: treasury shares / deduction for own shares[1,2]	(1,179)	(831)	(1,488)

Less: goodwill & intangible assets	(12,365)	(13,055)	(12,950)

Less: other deduction items[3]	(1,329)	(1,109)	(1,167)

BIS tier 1 capital	32,640	29,240	33,154

Upper tier 2 capital	881	969	1,090

Lower tier 2 capital	11,679	11,851	12,290

Less: other deduction items[3]	(1,329)	(1,109)	(1,167)

BIS total capital	43,871	40,950	45,367

1 Consists of: i) net long position in own shares held for trading purposes; ii) own shares bought for cancellation (second trading line) and for unvested or upcoming share awards; iii) other treasury share positions net of delta-weighted obligations out of employee stock options granted prior to August 2006.  2 Netting of own shares with share-based payment obligations is subject to a grandfathering agreement with the Swiss Financial Market Supervisory Authority (FINMA).  3 Positions to be deducted as 50% from tier 1 and 50% from total capital mainly consist of: net long position of non-consolidated participations in the finance sector; expected loss less provisions (if positive, for the Advanced Internal Ratings-based Approach); expected loss for equities (simple risk weight method); and first loss positions from securitization exposures.

Capital management

FINMA leverage ratio

FINMA introduced a minimum leverage ratio and thereby defined the minimum amount of BIS tier 1 capital required at each month-end compared with the average balance sheet size for the previous three month-ends. FINMA requires a minimum leverage ratio of 3% on Group level and expects that, in normal times, the ratio will be well above this. The FINMA leverage ratio will be progressively implemented until it is fully applicable on 1 January 2013.

In second quarter 2009, UBS considered the netting of cash collateral (allowed under Swiss GAAP) as an additional adjustment to total assets and restated its total adjusted assets for first quarter 2009. This change decreased the first quarter’s total adjusted assets by CHF 62 billion and improved the 31 March 2009 leverage ratio to 2.71% from the previously published 2.56%.
On 30 June 2009, UBS’s FINMA leverage ratio stood at 3.46%, an improvement from the restated 2.71% on 31 March 2009. During the second quarter, average total assets prior to deductions decreased by CHF 309.9 billion, or 15.5%, to CHF 1,689.4 billion as a result of UBS’s continued efforts to reduce its balance sheet size. The reduction in average adjusted assets along with a 12% improvement in BIS tier 1 capital (as discussed earlier within this section) led to the overall improvement in the FINMA leverage ratio.
The table below shows the calculation of the FINMA leverage ratio as of 30 June 2009.

Equity attribution

UBS’s equity attribution framework aims to reflect the firm’s overarching objectives of maintaining a strong capital base and guiding each business towards activities with the best balance between profit potential, risk and capital usage. The design of the framework enables UBS to calculate and assess return on attributed equity (RoaE) in each of its businesses and integrates Group-wide capital management activities with those at business division level.

In second quarter 2009, the attributed equity for Wealth Management & Swiss Bank, Wealth Management Americas and Global Asset Management was unchanged from average first quarter 2009 levels. The amount of equity attributed to the Investment Bank decreased by CHF 3 billion to CHF 25 billion, reflecting the reduction of risk exposures.
The “Average attributed equity” table on the next page shows that a total of CHF 46.0 billion of average equity was attributed to UBS’s operating businesses (Wealth Management & Swiss Bank, Wealth Management Americas, Global Asset Management and the Investment Bank) in second quarter 2009. Equity attributable to UBS shareholders averaged CHF 32.4 billion during this period. This resulted in a deficit of CHF 13.6 billion in the Corporate Center.
In the same table, “Average equity attributable to UBS shareholders” includes the CHF 13 billion nominal value of the MCNs issued in March 2008. Also, the average second quarter 2009 figure for equity attributable to UBS shareholders takes into account the CHF 3.8 billion of net

FINMA leverage ratio calculation
CHF billion, except where indicated	Average 2Q09	Average 1Q09	Average 4Q08

Total assets (IFRS) prior to deductions	1,689.4	1,999.3	2,211.7

Less: netting of replacement values[1]	(542.5)	(703.6)	(653.5)

Less: loans to Swiss clients (excluding banks)[2]	(162.2)	(164.6)	(165.5)

Less: cash and balances with central banks	(27.7)	(36.4)	(26.0)

Less: other[3]	(13.3)	(14.2)	(14.6)

Total adjusted assets	943.6	1,080.5	1,352.1

BIS tier 1 capital (at quarter end)	32.6	29.2	33.2

FINMA leverage ratio (%)	3.46	2.71 [4]	2.45

1 Netting follows Swiss GAAP rules (including netting of cash collateral).  2 Includes mortgage loans to international clients for properties located in Switzerland.  3 Refer to the “Capital components” table for more information on deductions of assets from BIS tier 1 capital.  4 Restatement for netting of cash collateral in first quarter 2009 reduced adjusted assets by CHF 62 billion and improved FINMA leverage ratio to 2.71% from 2.56%.

Risk and treasury management

Average attributed equity

CHF billion	2Q09	1Q09	2Q08

Wealth Management & Swiss Bank	9.0	9.0	10.0

Wealth Management Americas	9.0	9.0	7.0

Global Asset Management	3.0	3.0	3.0

Investment Bank	25.0	28.0	27.0

Corporate Center	(13.6)	(17.1)	(15.0)

Average equity attributable to UBS shareholders	32.4	31.9	32.0

proceeds from the new shares issued in June 2009. The CHF 6 billion nominal value of the MCNs issued in December 2008 will be included only when the notes are converted or if certain other conditions are met which make it appropriate to include the December 2008 MCNs in equity.

If the nominal value of the MCNs issued in December 2008 were included on a pro forma basis and if average equity attributable to minority interests (which primarily consists of BIS tier 1 capital instruments issued by UBS) were included, then UBS’s pro forma average total equity would exceed the average equity attributed to the business divisions, as shown in the table below:

Average excess total equity

CHF billion	2Q09

Average equity attributable to UBS shareholders	32.4

MCNs issued in December 2008	6.0

Average equity attributable to minority interests	8.2

Pro forma average total equity	46.6

Average equity attributed to business divisions	46.0

Average excess total equity	0.6

     The Corporate Center continues to transfer interest income earned from managing UBS’s consolidated capital back to each business division. Refer to the “UBS business divisions and Corporate Center” section of this report for further information regarding the impact of interest income on the operating income of the business divisions. RoaE for the individual business divisions is disclosed in the respective sections of this report.

UBS share count

Total UBS shares issued on 30 June 2009 were 3,225,849,284, up from 2,932,580,549 shares as of 31 March 2009. The increase reflects the issuance of 293,258,050 shares for a share placement with institutional investors and 10,685 shares to source equity-based compensation plans.
The shares used for the placement were issued upon the decision by the Board of Directors out of authorized capital which had been approved at the annual general meeting of shareholders on 15 April 2009. The placement of the 293,258,050 shares at a price of CHF 13.00 per share resulted in net proceeds of approximately CHF 3.8 billion, thereby increasing the BIS tier 1 capital ratio by approximately 1.4 percentage points.
As of 30 June 2009, UBS had two outstanding MCNs – one in the face amount of CHF 13 billion and the other of CHF 6 billion. The conversion of these MCNs, adjusted for dilution events, is expected to lead to the issuance of 272,651,005 and a maximum of up to 332,225,913 new shares out of conditional capital respectively (refer to “Note 8 Earnings per share (EPS) and shares outstanding” in the financial statements of this report and to the “Shares and capital instruments” section of UBS’s restated annual report for 2008 for more information). A further 150,084,026 new shares, to be issued out of conditional capital, were available on 30 June 2009 in order to settle employee options at exercise.

Treasury shares

UBS shares are held primarily to hedge employee share and option participation plans. A smaller number are held by the Investment Bank in its capacity as a market-maker in UBS shares and related derivatives. The total number of UBS shares held as treasury shares on 30 June 2009 was 44,992,074, a reduction of 10,084,263 shares from 31 March 2009. The decrease reflects a reduction of shares held as hedges against delivery obligations from employee participation plans, as well as changes in the holding of shares by the Investment Bank.

UBS registered shares

UBS registered shares

UBS share price chart vs DJ Banks Titans Index

UBS shares and market capitalization
	As of			% change from

	30.6.09	31.3.09	30.6.08	31.3.09	30.6.08

Share price (CHF)[1]	13.29	10.70	21.44	24	(38)

Market capitalization (CHF million)[2]	42,872	31,379	62,874	37	(32)

1 Historical share price adjusted for the 2008 rights issue and stock dividend.  2 Market capitalization calculated based on the total UBS ordinary shares issued times the UBS share price at period-end. The total UBS ordinary shares do not reflect the 272.7 million UBS shares and the maximum of 332.2 million UBS shares to be issued through the conversion of mandatory convertible notes in the future. Both mandatory convertible notes issued are adjusted for the dilution effect of the capital increase in June 2009. Refer to “Note 8 Earnings per share (EPS) and shares outstanding” in the financial statements of this report for more information.

UBS ordinary shares are registered shares with a par value of CHF 0.10 per share. They are issued in the form of Global Registered Shares (GRS). A GRS is a security that provides direct and equal ownership for all shareholders. It can be traded and transferred across applicable borders without the need for conversion, with identical shares traded on different stock exchanges in different currencies. The shares are listed on the SIX Swiss Exchange, the New York Stock Exchange and the Tokyo Stock Exchange.

Ticker symbols

Trading exchange	Bloomberg	Reuters

SIX Swiss Exchange	UBSN VX	UBSN.VX

New York Stock Exchange	UBS US	UBS.N

Tokyo Stock Exchange	8657 JP	8657.T

Security identification codes

ISIN		CH0024899483

Valoren		2.489.948

Cusip		CINS H89231 33 8

Financial information

(unaudited)

Financial statements

Financial statements

Income statement
		For the quarter ended			% change from		Year-to-date
CHF million, except per share data	Note	30.6.09	31.3.09	30.6.08	1Q09	2Q08	30.6.09	30.6.08

Continuing operations

Interest income	3	6,035	7,645	17,530	(21)	(66)	13,680	37,752

Interest expense	3	(4,892)	(5,746)	(16,294)	(15)	(70)	(10,638)	(34,837)

Net interest income	3	1,143	1,899	1,236	(40)	(8)	3,042	2,915

Credit loss (expense) / recovery		(388)	(1,135)	(19)	(66)		(1,523)	(329)

Net interest income after credit loss expense		755	764	1,217	(1)	(38)	1,519	2,586

Net fee and commission income	4	4,502	4,241	6,221	6	(28)	8,744	12,436

Net trading income	3	220	(630)	(3,549)			(410)	(15,175)

Other income	5	292	595	94	(51)	211	887	103

Total operating income		5,770	4,970	3,984	16	45	10,740	(50)

Personnel expenses	6	4,578	3,963	4,612	16	(1)	8,542	9,887

General and administrative expenses	7	1,699	1,635	2,831	4	(40)	3,334	5,074

Depreciation of property and equipment		284	253	277	12	3	537	558

Impairment of goodwill		492	631	341	(22)	44	1,123	341

Amortization of intangible assets		39	45	49	(13)	(20)	84	98

Total operating expenses		7,093	6,528	8,110	9	(13)	13,621	15,957

Operating profit from continuing operations before tax		(1,323)	(1,558)	(4,126)	15	68	(2,881)	(16,008)

Tax expense		(208)	294	(3,829)		95	86	(4,126)

Net profit from continuing operations		(1,115)	(1,852)	(297)	40	(275)	(2,967)	(11,882)

Discontinued operations

Profit from discontinued operations before tax		7	11	59	(36)	(88)	17	179

Tax expense		0	0	1		(100)	0	1

Net profit from discontinued operations		7	11	58	(36)	(88)	17	178

Net profit		(1,108)	(1,842)	(239)	40	(364)	(2,949)	(11,703)

Net profit attributable to minority interests		294	133	156	121	88	427	309

from continuing operations		290	128	155	127	87	418	262

from discontinued operations		4	5	1	(20)	300	9	47

Net profit attributable to UBS shareholders		(1,402)	(1,975)	(395)	29	(255)	(3,376)	(12,012)

from continuing operations		(1,405)	(1,980)	(452)	29	(211)	(3,385)	(12,144)

from discontinued operations		3	5	57	(40)	(95)	8	132

Earnings per share

Basic earnings per share (CHF)	8	(0.39)	(0.56)	(0.15)	30	(160)	(0.96)	(4.96)

from continuing operations		(0.40)	(0.57)	(0.17)	30	(135)	(0.96)	(5.02)

from discontinued operations		0.00	0.00	0.02		(100)	0.00	0.05

Diluted earnings per share (CHF)	8	(0.39)	(0.57)	(0.16)	32	(144)	(0.96)	(4.98)

from continuing operations		(0.40)	(0.57)	(0.18)	30	(122)	(0.96)	(5.03)

from discontinued operations		0.00	0.00	0.02		(100)	0.00	0.05

Financial information

Statement of comprehensive income
	For the quarter ended			Year-to-date
CHF million	30.6.09	31.3.09	30.6.08	30.6.09	30.6.08

Net profit	(1,108)	(1,842)	(239)	(2,949)	(11,703)

Other comprehensive income

Foreign currency translation

Foreign currency translation movements, before tax	(26)	860	528	834	(2,782)

Foreign exchange amounts reclassified to the income statement from equity	(300)	(32)	31	(332)	150

Income tax relating to foreign currency translation movements		13	141	13	141

Subtotal foreign currency translation movements, net of tax	(326)	841	700	515	(2,491)

Financial investments available-for-sale

Net unrealized gains / (losses) on financial investments available-for-sale, before tax	209	(37)	196	172	(306)

Impairment charges reclassified to the income statement from equity	15	44	5	59	8

Realized gains reclassified to the income statement from equity	(118)	(20)	(50)	(138)	(81)

Realized losses reclassified to the income statement from equity	0	0	4	0	5

Income tax relating to net unrealized gains / (losses) on financial instruments available-for-sale	(25)	(1)	(33)	(26)	88

Subtotal net unrealized gains / (losses) on financial instruments available-for-sale, net of tax	81	(14)	122	67	(286)

Cash flow hedges

Changes in fair value of derivative instruments designated as cash flow hedges, before tax	(550)	487	(741)	(63)	70

Net unrealized (gains) / losses reclassified to the income statement from equity	(132)	(76)	(66)	(208)	(44)

Income tax relating to changes in the fair value of derivative instruments designated as cash flow hedges	248	(82)	160	166	(31)

Subtotal changes in fair value of derivative instruments designated as cash flow hedges, net of tax	(434)	329	(647)	(105)	(5)

Total other comprehensive income	(679)	1,156	175	477	(2,782)

Total comprehensive income	(1,786)	(686)	(64)	(2,472)	(14,485)

Total comprehensive income attributable to minority interests	253	436	315	689	(197)

Total comprehensive income attributable to UBS shareholders	(2,039)	(1,122)	(379)	(3,161)	(14,288)

Financial statements

Balance sheet
				% change from
CHF million	30.6.09	31.3.09	31.12.08	31.12.08

Assets

Cash and balances with central banks	37,668	39,005	32,744	15

Due from banks	49,882	56,434	64,451	(23)

Cash collateral on securities borrowed	99,546	109,805	122,897	(19)

Reverse repurchase agreements	203,366	205,574	224,648	(9)

Trading portfolio assets	231,694	246,980	271,838	(15)

Trading portfolio assets pledged as collateral	53,910	42,300	40,216	34

Positive replacement values	542,541	753,618	854,100	(36)

Financial assets designated at fair value	12,073	12,615	12,882	(6)

Loans	315,837	344,134	340,308	(7)

Financial investments available-for-sale	5,429	5,098	5,248	3

Accrued income and prepaid expenses	6,455	6,916	6,141	5

Investments in associates	877	907	892	(2)

Property and equipment	6,560	6,809	6,706	(2)

Goodwill and intangible assets	11,602	13,040	12,935	(10)

Deferred tax assets	8,764	8,933	8,880	(1)

Assets of disposal groups held for sale	5,723

Other assets	7,946	9,157	9,931	(20)

Total assets	1,599,873	1,861,326	2,014,815	(21)

Liabilities

Due to banks	108,746	116,623	125,628	(13)

Cash collateral on securities lent	10,868	13,230	14,063	(23)

Repurchase agreements	97,916	90,269	102,561	(5)

Trading portfolio liabilities	52,833	53,115	62,431	(15)

Negative replacement values	523,589	734,196	851,864	(39)

Financial liabilities designated at fair value	104,841	99,371	101,546	3

Due to customers	446,116	466,484	474,774	(6)

Accrued expenses and deferred income	8,475	8,211	10,196	(17)

Debt issued	170,552	208,578	197,254	(14)

Liabilities associated with disposal groups held for sale	3,431

Other liabilities	30,951	31,543	33,965	(9)

Total liabilities	1,558,317	1,821,620	1,974,282	(21)

Equity

Share capital	323	293	293	10

Share premium	27,549	23,519	25,250	9

Net income recognized directly in equity, net of tax	(4,120)	(3,482)	(4,335)	5

Revaluation reserve from step acquisitions, net of tax	38	38	38	0

Retained earnings	11,111	12,512	14,487	(23)

Equity classified as obligation to purchase own shares	(56)	(31)	(46)	(22)

Treasury shares	(1,299)	(1,567)	(3,156)	59

Equity attributable to UBS shareholders	33,545	31,283	32,531	3

Equity attributable to minority interests	8,011	8,423	8,002	0

Total equity	41,556	39,706	40,533	3

Total liabilities and equity	1,599,873	1,861,326	2,014,815	(21)

Financial information

Statement of changes in equity
				Equity classified
				as obligation
				to purchase		Foreign currency
CHF million	Share capital	Share premium	Treasury shares	own shares	Retained earnings	translation

Balance at 31 December 2008	293	25,250	(3,156)	(46)	14,487	(6,309)

Issuance of share capital	30

Acquisition of treasury shares			(407)

Disposition of treasury shares			2,264

Net premium / (discount) on treasury share and own equity derivative activity		(1,162)

Premium on shares issued and warrants exercised		3,776

Employee share and share option plans		(279)

Tax benefits from deferred compensation awards		1

Transaction costs related to share issuances, net of tax		(37)

Dividends[1]

Equity classified as obligation to purchase own shares – movements				(10)

Preferred securities

New consolidations and other increases

Deconsolidations and other decreases

Total comprehensive income for the year recognized in equity					(3,376)	359

Balance at 30 June 2009	323	27,549	(1,299)	(56)	11,111	(5,950)

	Financial		Revaluation	Total equity
	investments		reserve from	attributable to
CHF million	available-for-sale	Cash flow hedges	step acquisitions	UBS shareholders	Minority interests	Total equity

Balance at 31 December 2008	347	1,627	38	32,531	8,002	40,533

Issuance of share capital				30		30

Acquisition of treasury shares				(407)		(407)

Disposition of treasury shares				2,264		2,264

Net premium / (discount) on treasury share and own equity derivative activity				(1,162)		(1,162)

Premium on shares issued and warrants exercised				3,776		3,776

Employee share and share option plans				(279)		(279)

Tax benefits from deferred compensation awards				1		1

Transaction costs related to share issuances, net of tax				(37)		(37)

Dividends[1]				0	(666)	(666)

Equity classified as obligation to purchase own shares – movements				(10)		(10)

Preferred securities				0	(7)	(7)

New consolidations and other increases				0	1	1

Deconsolidations and other decreases				0	(9)	(9)

Total comprehensive income for the year recognized in equity	(39)	(105)		(3,161)	689	(2,472)

Balance at 30 June 2009	308	1,522	38	33,545	8,011	41,556

1 Includes dividend payment obligations for preferred securities.

Financial statements

Statement of changes in equity (continued)
				Equity classified
				as obligation
				to purchase		Foreign currency
CHF million	Share capital	Share premium	Treasury shares	own shares	Retained earnings	translation

Balance at 31 December 2007	207	12,433	(10,363)	(74)	35,795	(2,600)

Issuance of share capital	86

Acquisition of treasury shares			(334)

Disposition of treasury shares			5,080

Net premium / (discount) on treasury share and own equity derivative activity		(2,268)

Premium on shares issued and warrants exercised		22,879

Employee share and share option plans		(1,671)

Tax benefits from deferred compensation awards		26

Transaction costs related to share issuances, net of tax		(408)

Dividends					(16)

Equity classified as obligation to purchase own shares – movements				(11)

Preferred securities

New consolidations and other increases

Deconsolidations and other decreases

Total comprehensive income for the year recognized in equity					(12,012)	(2,016)

Balance at 30 June 2008	293	30,991	(5,617)	(85)	23,767	(4,616)

	Financial		Revaluation	Total equity
	investments		reserve from	attributable to
CHF million	available-for-sale	Cash flow hedges	step acquisitions	UBS shareholders	Minority interests	Total equity

Balance at 31 December 2007	1,471	(32)	38	36,875	6,951	43,826

Issuance of share capital				86		86

Acquisition of treasury shares				(334)		(334)

Disposition of treasury shares				5,080		5,080

Net premium / (discount) on treasury share and own equity derivative activity				(2,268)		(2,268)

Premium on shares issued and warrants exercised				22,879		22,879

Employee share and share option plans				(1,671)		(1,671)

Tax benefits from deferred compensation awards				26		26

Transaction costs related to share issuances, net of tax				(408)		(408)

Dividends				(16)	(261)	(277)

Equity classified as obligation to purchase own shares – movements				(11)		(11)

Preferred securities				0	1,618	1,618

New consolidations and other increases				0	21	21

Deconsolidations and other decreases				0	(121)	(121)

Total comprehensive income for the year recognized in equity	(254)	(6)		(14,288)	(197)	(14,485)

Balance at 30 June 2008	1,217	(38)	38	45,950	8,011	53,961

Preferred securities[1]
					For the six-month period ended
CHF million					30.6.09	30.6.08

Balance at the beginning of the period					7,381	6,381

Issuances					0	1,618

Redemptions					(7)	0

Foreign currency translation					154	(456)

Balance at the end of the period					7,528	7,543

1 Represents equity attributable to minority interests. Dividend payment obligations are excluded from this table.

Financial information

Statement of cash flows
	For the six-month period ended
CHF million	30.6.09	30.6.08

Cash flow from / (used in) operating activities

Net profit	(2,949)	(11,703)

Adjustments to reconcile net profit to cash flow from / (used in) operating activities

Non-cash items included in net profit and other adjustments:

Depreciation of property and equipment	537	558

Impairment / amortization of goodwill and intangible assets	1,207	439

Credit loss expense / (recovery)	1,523	329

Share of net profits of associates	(12)	(45)

Deferred tax expense / (benefit)	(394)	(4,444)

Net loss / (gain) from investing activities	(7)	(284)

Net loss / (gain) from financing activities	373	(17,879)

Net (increase) / decrease in operating assets:

Net due from / to banks	(15,762)	(19,259)

Reverse repurchase agreements and cash collateral on securities borrowed	43,222	15,074

Trading portfolio, net replacement values and financial assets designated at fair value	(2,980)	206,313

Loans / due to customers	(5,899)	(90,381)

Accrued income, prepaid expenses and other assets	740	4,073

Net increase / (decrease) in operating liabilities:

Repurchase agreements, cash collateral on securities lent	(7,128)	(74,325)

Accrued expenses and other liabilities	(5,167)	(14,680)

Income taxes paid	(352)	(527)

Net cash flow from / (used in) operating activities	6,953	(6,741)

Cash flow from / (used in) investing activities

Investments in subsidiaries and associates	(78)	(1,111)

Disposal of subsidiaries and associates	181	1,183

Purchase of property and equipment	(401)	(1,014)

Disposal of property and equipment	44	49

Net (investment in) / divestment of financial investments available-for-sale	426	(89)

Net cash flow from / (used in) investing activities	171	(982)

Cash flow from / (used in) financing activities

Net money market paper issued / (repaid)	(25,698)	(23,975)

Net movements in treasury shares and own equity derivative activity	163	910

Capital issuance	3,775	26,380

Issuance of long-term debt, including financial liabilities designated at fair value	53,679	58,374

Repayment of long-term debt, including financial liabilities designated at fair value	(55,696)	(40,358)

Increase in minority interests	2	1,669

Dividends paid to / decrease in minority interests	(28)	(412)

Net cash flow from / (used in) financing activities	(23,803)	22,588

Effects of exchange rate differences	5,489	(23,495)

Net increase / (decrease) in cash and cash equivalents	(11,189)	(8,630)

Cash and cash equivalents at the beginning of the period	179,693	149,105

Cash and cash equivalents at the end of the period	168,504	140,475

Cash and cash equivalents comprise:

Cash and balances with central banks	37,682	16,397

Money market paper[1]	84,047	72,885

Due from banks with original maturity of less than three months	46,775	51,193

Total	168,504	140,475

1 Money market paper is included in the balance sheet under “Trading portfolio assets”, “Trading portfolio assets pledged as collateral” and “Financial investments available-for-sale”.

Cash paid as interest was CHF 11,014 million and CHF 35,562 million during first half 2009 and first half 2008, respectively.

Notes to the financial statements

Notes to the financial statements

Note 1 Basis of accounting

UBS AG’s (“UBS”) consolidated financial statements (financial statements) are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and stated in Swiss francs (CHF). These financial statements are presented in accordance with IAS 34 Interim Financial Reporting.

In preparing the interim financial statements, the same accounting principles and methods of computation are applied as in the financial statements on 31 December 2008 and for the year then ended except for the changes set out below. For fair value measurements and changes in valuation techniques, UBS provides complementary information in “Note 11 Fair value of financial instruments”.
The interim financial statements are unaudited. In the opinion of management, all adjustments necessary for a fair presentation of the financial position, results of operations and cash flows for the interim periods have been made. These interim financial statements should be read in conjunction with the audited financial statements included in UBS’s restated annual report for 2008.

IAS 1 (revised) Presentation of Financial Statements

Effective as of 1 January 2009, the revised International Accounting Standard (IAS) 1 affects the presentation of both owner changes in equity and comprehensive income. UBS continues to present owner changes in equity in the “Statement of changes in equity”, but detailed information relating to non-owner changes in equity, such as foreign exchange translation, cash flow hedges and financial investments available-for-sale, is now presented in the “Statement of comprehensive income”.

When implementing these amendments, UBS also adjusted the format of its “Statement of changes in equity” and replaced the “Statement of recognized income and expense” with a “Statement of comprehensive income”. Preferred securities issued by consolidated trusts are reported as “Equity attributable to minority interests”, as they are equity instruments held by third parties. As securities issued by consolidated trusts comprise the largest part of UBS’s equity attributable to minority interests, UBS discloses movement information in a separate table.
UBS has also re-assessed its accounting treatment of dividends from trust preferred securities. In line with the classi-
fication of trust preferred securities as equity instruments, UBS now recognizes liabilities for the full dividend payment obligation once a coupon payment becomes mandatory, i. e., when it is triggered by a contractually determined event. In the income statement, the same amount is reclassified from net profit attributable to UBS shareholders to net profit attributable to minority interests.
The implementation of this policy as of 1 April 2009 resulted in the reclassification of equity attributable to UBS shareholders of CHF 176 million and equity attributable to minority interests of CHF 354 million to liabilities (total CHF 530 million). Net profit attributable to UBS shareholders decreased by CHF 176 million, and net profit attributable to minority interests increased correspondingly. Total net profit, BIS capital and capital ratios were not impacted. At transition date, 1 April 2009, year-to-date basic earnings per share and diluted earnings per share were both reduced by CHF 0.05 to CHF (0.61) and CHF (0.62) from CHF (0.56) and CHF (0.57) respectively.

IAS 1 (revised) Presentation of Financial Statements, and IAS 32 (revised) Financial Instruments: Presentation

The IASB issued a further amendment to IAS 1 and an amendment to IAS 32 regarding puttable financial instruments and obligations arising on liquidation. The IAS 32 amendment clarifies under which circumstances puttable financial instruments and obligations arising on liquidation have to be treated as equity instruments.

The amendment is limited in scope and is restricted to the accounting for such instruments under IAS 1, IAS 32, IAS 39 and IFRS 7. The amendment to IAS 1 requires additional information about puttable financial instruments and obligations arising on liquidations which have to be treated as equity instruments. UBS adopted the amendments on 1 January 2009. The adoption of the amendments did not have a significant impact on UBS’s financial statements.

IFRS 7 (revised) Financial Instruments: Disclosures

This standard was revised in March 2009 when the International Accounting Standards Board (IASB) published the amendment “Improving Disclosures about Financial Instru-

Financial Information

Note 1 Basis of accounting (continued)

ments”. Effective as of 1 January 2009, the amendment requires enhanced disclosures about fair value measurements and liquidity risk.
The enhanced fair value measurement disclosure requirements include: a fair value hierarchy (i. e., categorization of all financial instruments into levels 1, 2 and 3 based on the relevant definitions); significant transfers between level 1 and level 2; reconciliation of level 3 instruments at the beginning of the period to the ending balance (level 3 movement table); level 3 profit or loss for positions still held at balance sheet date; and sensitivity information for the total position of level 3 instruments and the basis for the calculation of such information. Refer to “Note 11 Fair value of financial instruments” for the most relevant disclosures about fair value measurements.
The amended liquidity risk disclosure requirements largely confirm the previous rules for providing maturity information for non-derivative financial liabilities, but amend the rules for providing maturity information for derivative financial liabilities. UBS presents maturity analysis information for financial liabilities in its annual reports.

IFRS 8 Operating Segments

IFRS 8 Operating Segments is effective from 1 January 2009 onwards and replaces IAS 14 Segment Reporting. Under the requirements of the new standard, UBS’s external segmental reporting is now based on the internal reporting to the Group Executive Board (or the “chief operating decision maker”), which makes decisions on the allocation of resources and assesses the performance of the reportable segments.

In accordance with the new UBS structure announced in February 2009, and following the guidance of IFRS 8, UBS is disclosing four reportable segments in 2009. These segments are the business divisions – Wealth Management & Swiss Bank, Wealth Management Americas, Global Asset Management and the Investment Bank. While the Corporate Center does not meet the requirements of an operating segment, it is also shown separately. Segment information from prior periods has been restated to conform to the requirements of this new standard and the interim financial reporting requirements.
As UBS’s reportable segment operations are mainly financial, the total interest income and expense for all reportable segments is presented on a net basis. Based on the present arrangement of revenue-sharing agreements, the intersegment revenue for UBS is immaterial. From 2009 onwards, the segment assets are disclosed without the intercompany balances and this basis is in line with the internal reporting. For more details on the basis on which the segment informa-
tion is prepared and reconciled to the amounts presented in UBS’s income statement and balance sheet, refer to “Note 2 Segment reporting”.

Reassessment of embedded derivatives

The International Financial Reporting Interpretations Committee (IFRIC) issued, in March 2009, the supplement Embedded Derivatives: Amendments to IFRIC 9 and IAS 39. This guidance amends IFRIC 9 Reassessment of Embedded Derivatives, and IAS 39 Financial Instruments: Recognition and Measurement. The amendments clarify that on reclassification of a financial asset out of the “Held for trading” category, all embedded derivatives have to be assessed and, if necessary, separately accounted for in the financial statements. The application of this guidance did not materially impact UBS’s financial statements.

IFRIC 16 Hedges of a Net Investment in a Foreign Operation

IFRIC 16 was issued on 1 October 2008 and became effective on 1 January 2009. IFRIC 16 provides guidance in determining which foreign exchange risks arising from net investments in foreign operations of subsidiaries, associates, joint ventures or branches qualify for hedge accounting in accordance with IAS 39 Financial Instruments: Recognition and Measurement. IFRIC 16 clarifies that net investment hedging can only be applied when the net assets of the foreign operation are recognized in the entity’s consolidated financial statements. The impact of this interpretation on UBS’s financial statements was immaterial.

Improvements to IFRS 2009

The International Accounting Standards Board issued amendments to twelve IFRS standards as part of its annual improvements project on 16 April 2009. The adoption of the amendments could result in accounting changes for presentation, recognition or measurement purposes. Most of the amendments are effective on 1 January 2010, although entities are permitted to adopt them earlier. UBS does not expect these amendments to have a significant impact on its financial statements.

IFRS 2 (revised) Share-based Payments

The International Accounting Standards Board issued an amendment to IFRS 2 Share-based Payment on 18 June 2009. The amended standard clarifies how an individual

Notes to the financial statements

Note 1 Basis of accounting (continued)

subsidiary in a group should account for certain share-based payment arrangements in its stand-alone financial statements. Under the amended standard, an entity which receives goods or services in a share-based payment arrangement must account for those goods and services no matter which entity in the group settles the transaction and whether the transaction is settled in shares or cash. The amendments are effective on 1 January 2010. UBS is already compliant with the guidance in the revised standard.

Financial information

Note 2 Segment reporting

Transactions between the reportable segments are carried out at internally agreed rates or at arm’s length and are reflected in the performance of each segment. Revenue-sharing agreements are used to allocate external customer revenues to a segment and cost-allocation agreements are used to allocate shared costs between the segments.

	Wealth	Wealth
	Management &	Management	Global Asset	Investment	Corporate
CHF million	Swiss Bank	Americas	Management	Bank	Center	UBS

For the six months ended 30 June 2009

Net interest income	2,386	362	8	782	(496)	3,042

Non-interest income	3,560	2,413	1,025	475	1,748	9,221

Income[1]	5,946	2,775	1,033	1,257	1,252	12,263

Credit loss (expense) / recovery	(139)	2	0	(1,386)	0	(1,523)

Total operating income	5,806	2,777	1,033	(129)	1,252	10,740

Personnel expenses	2,571	2,236	535	2,659	541	8,542

General and administrative expenses	839	519	188	1,240	549	3,335

Services (to) / from other business divisions	312	141	(72)	66	(447)	0

Depreciation of property and equipment	67	71	10	131	258	537

Impairment of goodwill	0	34	340	749	0	1,123

Amortization of intangible assets	9	33	9	34	0	84

Total operating expenses	3,797	3,033	1,009	4,879	901	13,621

Performance from continuing operations before tax	2,009	(256)	24	(5,008)	351	(2,881)

Performance from discontinued operations before tax					17	17

Performance before tax	2,009	(256)	24	(5,008)	368	(2,863)

Tax expense on continuing operations						86

Tax expense on discontinued operations						0

Net profit						(2,949)

As of 30 June 2009

Total assets[2]	263,191	37,821	21,535	1,258,910	18,415	1,599,873

For the six months ended 30 June 2008

Net interest income	2,775	433	11	558	(861)	2,915

Non-interest income	5,411	2,805	1,588	(17,344)	4,903	(2,636)

Income[1]	8,187	3,238	1,599	(16,786)	4,042	279

Credit loss (expense) / recovery	(11)	0	0	(318)	0	(329)

Total operating income	8,176	3,237	1,599	(17,105)	4,042	(50)

Personnel expenses	2,910	2,228	595	3,527	626	9,887

General and administrative expenses	1,016	1,366	217	1,900	576	5,074

Services (to) / from other business divisions	347	137	73	439	(996)	0

Depreciation of property and equipment	80	42	15	97	324	558

Impairment of goodwill	0	0	0	341	0	341

Amortization of intangible assets	6	31	18	43	0	98

Total operating expenses	4,359	3,804	917	6,347	530	15,957

Performance from continuing operations before tax	3,817	(567)	682	(23,451)	3,512	(16,008)

Performance from discontinued operations before tax					179	179

Performance before tax	3,817	(567)	682	(23,451)	3,691	(15,829)

Tax expense on continuing operations						(4,126)

Tax expense on discontinued operations						1

Net profit						(11,703)

As of 31 December 2008

Total assets[2]	251,487	39,039	24,640	1,680,257	19,392	2,014,815

1 The total inter-segment revenues for the Group are immaterial as the majority of the revenues are allocated across the business divisions by means of revenue-sharing agreements.  2 The segment assets are based on a third-party view and this basis is in line with the internal reporting to the management, i.e. the amounts do not include intercompany balances.

Notes to the financial statements

Note 3 Net interest and trading income

Accounting standards require separate disclosure of “Net interest income” and “Net trading income” (see the tables on this and the next page). This required disclosure, however, does not take into account that net interest and trading income are generated by a range of different businesses. In many cases, a particular business can generate both net interest and trading income. Fixed income trading activity, for example, generates both trading profits and coupon income. It is therefore more meaningful to analyze net interest and trading income according to the businesses that drive it. The sec-
ond table below (“Breakdown by businesses”) provides information that corresponds to this view: “Net income from trading businesses” includes both interest and trading income generated by the Investment Bank, including its lending activities, and trading income generated by the other business divisions; “Net income from interest margin businesses” comprises interest income from the loan portfolios of Wealth Management & Swiss Bank and Wealth Management Americas; “Net income from treasury activities and other” reflects all income from the Group’s centralized treasury function.

	For the quarter ended			% change from		Year-to-date
CHF million	30.6.09	31.3.09	30.6.08	1Q09	2Q08	30.6.09	30.6.08

Net interest and trading income

Net interest income	1,143	1,899	1,236	(40)	(8)	3,042	2,915

Net trading income	220	(630)	(3,549)			(410)	(15,175)

Total net interest and trading income	1,363	1,269	(2,313)	7		2,632	(12,260)

Breakdown by businesses

Net income from trading businesses[1]	(207)	(640)	(3,941)	68	95	(847)	(19,686)

Net income from interest margin businesses	1,302	1,321	1,526	(1)	(15)	2,623	3,107

Net income from treasury activities and other	268	587	102	(54)	163	855	4,318

Total net interest and trading income	1,363	1,269	(2,313)	7		2,632	(12,260)

1 Includes lending activities of the Investment Bank.

Net interest income

Interest income

Interest earned on loans and advances	3,430	3,777	4,922	(9)	(30)	7,207	10,358

Interest earned on securities borrowed and reverse repurchase agreements	741	1,106	6,320	(33)	(88)	1,847	14,238

Interest and dividend income from trading portfolio	1,764	2,658	6,181	(34)	(71)	4,422	12,944

Interest income on financial assets designated at fair value	82	87	86	(6)	(5)	169	166

Interest and dividend income from financial investments available-for-sale	18	18	22	0	(18)	35	46

Total	6,035	7,645	17,530	(21)	(66)	13,680	37,752

Interest expense

Interest on amounts due to banks and customers	1,051	1,524	4,575	(31)	(77)	2,575	10,367

Interest on securities lent and repurchase agreements	655	876	4,666	(25)	(86)	1,531	10,711

Interest and dividend expense from trading portfolio	1,346	1,120	3,026	20	(56)	2,466	5,358

Interest on financial liabilities designated at fair value	742	833	1,786	(11)	(58)	1,575	3,535

Interest on debt issued	1,098	1,393	2,242	(21)	(51)	2,491	4,866

Total	4,892	5,746	16,294	(15)	(70)	10,638	34,837

Net interest income	1,143	1,899	1,236	(40)	(8)	3,042	2,915

Interest includes forward points on foreign exchange swaps used to manage short-term interest rate risk on foreign currency loans and deposits.

Financial information

Note 3 Net interest and trading income (continued)

	For the quarter ended			% change from		Year-to-date
CHF million	30.6.09	31.3.09	30.6.08	1Q09	2Q08	30.6.09	30.6.08

Net trading income[1]

Investment Bank equities	758	1,454	1,345	(48)	(44)	2,213	4,184

Investment Bank fixed income, currencies and commodities	(1,259)	(3,201)	(5,672)	61	78	(4,459)	(25,098)

Other business divisions	721	1,116	779	(35)	(7)	1,836	5,739

Net trading income	220	(630)	(3,549)			(410)	(15,175)

of which: net gains / (losses) from financial liabilities designated at fair value[2]	(5,057)	4,684	3,818			(374)	13,979

of which: net gains / (losses) from own credit changes on financial liabilities designated at fair value[3]	(957)	881	(246)		(289)	(76)	1,290

1 Refer to the table “Net interest and trading income” on the previous page for the “Net income from trading businesses” (for an explanation, read the corresponding introductory comment).  2 “Financial liabilities designated at fair value” are to a large extent economically hedged with derivatives and other instruments whose change in fair value is also reported in “Net trading income”.  3 Refer to “Note 11 Fair value of financial instruments” for further information.

Significant impacts on net trading income

Net trading income in second quarter 2009 includes credit valuation adjustments for monoline credit protection of CHF 0.5 billion gain (CHF 1.9 billion loss in first quarter 2009); refer to the “Risk management and control” and “Investment Bank” sections of this report for more information on exposure to monolines.

The valuation of UBS’s option to acquire equity of the SNB StabFund resulted in gains of CHF 0.1 billion in second quarter 2009, compared with losses of CHF 0.3 billion and additional losses of CHF 0.2 billion due to price adjustments for positions transferred to the SNB StabFund in the prior quarter.

A gain of CHF 0.1 billion (CHF 0.5 billion in first quarter 2009) was recorded on the valuation of the embedded derivative of the MCNs issued in December 2008.

Notes to the financial statements

Note 4 Net fee and commission income

	For the quarter ended			% change from		Year-to-date
CHF million	30.6.09	31.3.09	30.6.08	1Q09	2Q08	30.6.09	30.6.08

Equity underwriting fees	376	275	461	37	(18)	650	656

Debt underwriting fees	290	180	315	61	(8)	470	501

Total underwriting fees	666	455	776	46	(14)	1,121	1,157

M&A and corporate finance fees	207	230	445	(10)	(53)	437	863

Brokerage fees	1,939	1,817	1,969	7	(2)	3,756	4,454

Investment fund fees	995	1,014	1,437	(2)	(31)	2,008	3,029

Portfolio management and advisory fees	1,440	1,451	2,025	(1)	(29)	2,891	4,135

Insurance-related and other fees	40	69	92	(42)	(57)	110	218

Total securities trading and investment activity fees	5,286	5,036	6,745	5	(22)	10,322	13,856

Credit-related fees and commissions	81	81	66	0	23	163	130

Commission income from other services	212	204	258	4	(18)	416	522

Total fee and commission income	5,580	5,322	7,068	5	(21)	10,901	14,508

Brokerage fees paid	728	740	406	(2)	79	1,469	1,045

Other	349	340	441	3	(21)	689	1,027

Total fee and commission expense	1,078	1,080	847	0	27	2,158	2,072

Net fee and commission income	4,502	4,241	6,221	6	(28)	8,744	12,436

Note 5 Other income

	For the quarter ended			% change from		Year-to-date
CHF million	30.6.09	31.3.09	30.6.08	1Q09	2Q08	30.6.09	30.6.08

Associates and subsidiaries

Net gains from disposals of consolidated subsidiaries[1]	316	137	(31)	131		452	(149)

Net gains from disposals of investments in associates	(1)	0	0			(1)	32

Share of net profits of associates	0	12	20	(100)	(100)	12	45

Total	314	149	(11)	111		463	(72)

Financial investments available-for-sale

Net gains from disposals	25	20	64	25	(61)	46	119

Impairment charges	(48)	(95)	(11)	49	(336)	(143)	(33)

Total	(22)	(75)	52	71		(97)	86

Net income from investments in property[2]	21	19	21	11	0	40	40

Net gains from investment properties[3]	(29)	(4)	2	(625)		(33)	8

Other[4]	9	506	29	(98)	(69)	515	41

Total other income	292	595	94	(51)	211	887	103

1 Includes foreign exchange amounts reclassified from equity upon disposal or deconsolidation of subsidiaries.  2 Includes net rent received from third parties and net operating expenses.  3 Includes unrealized and realized gains from investment properties at fair value and foreclosed assets.  4 Included in the quarter ended 31 March 2009 is a gain of CHF 304 million from the public tender offer for four subordinated bonds of UBS.

Financial information

Note 6 Personnel expenses

	For the quarter ended			% change from		Year-to-date
CHF million	30.6.09	31.3.09	30.6.08	1Q09	2Q08	30.6.09	30.6.08

Salaries and bonuses	3,351	2,970	3,637	13	(8)	6,322	7,759

Contractors	72	88	110	(18)	(35)	161	216

Insurance and social security contributions	225	194	253	16	(11)	420	436

Contributions to retirement plans	259	217	245	19	6	476	484

Other personnel expenses	671	493	368	36	82	1,164	991

Total personnel expenses	4,578	3,963	4,612	16	(1)	8,542	9,887

Note 7 General and administrative expenses

	For the quarter ended				% change from		Year-to-date
CHF million	30.6.09	31.3.09	30.6.08		1Q09	2Q08	30.6.09	30.6.08

Occupancy	364	375	374		(3)	(3)	739	746

Rent and maintenance of IT and other equipment	148	162	165		(9)	(10)	310	322

Telecommunications and postage	181	187	223		(3)	(19)	368	453

Administration	170	181	226		(6)	(25)	351	436

Marketing and public relations	57	73	103		(22)	(45)	130	228

Travel and entertainment	97	117	194		(17)	(50)	215	375

Professional fees	222	215	253		3	(12)	437	473

Outsourcing of IT and other services	211	232	256		(9)	(18)	443	509

Other	249	93	1,037	[1]	168	(76)	342	1,533	[1]

Total general and administrative expenses	1,699	1,635	2,831		4	(40)	3,334	5,074

1 Included in the quarter ended 30 June 2008 is an amount of CHF 919 million for the costs related to the repurchase of auction rate securities.

Notes to the financial statements

Note 8 Earnings per share (EPS) and shares outstanding

	As of or for the quarter ended			% change from		Year-to-date
	30.6.09	31.3.09	30.6.08	1Q09	2Q08	30.6.09	30.6.08

Basic earnings (CHF million)

Net profit attributable to UBS shareholders	(1,402)	(1,975)	(395)	29	(255)	(3,376)	(12,012)

from continuing operations	(1,405)	(1,980)	(452)	29	(211)	(3,385)	(12,144)

from discontinued operations	3	5	57	(40)	(95)	8	132

Diluted earnings (CHF million)

Net profit attributable to UBS shareholders	(1,402)	(1,975)	(395)	29	(255)	(3,376)	(12,012)

Less: (profit) / loss on equity derivative contracts	(3)	(15)	(16)	80	81	(4)	(39)

Net profit attributable to UBS shareholders for diluted EPS	(1,405)	(1,990)	(411)	29	(242)	(3,380)	(12,051)

from continuing operations	(1,408)	(1,995)	(468)	29	(201)	(3,389)	(12,183)

from discontinued operations	3	5	57	(40)	(95)	8	132

Weighted average shares outstanding

Weighted average shares outstanding	3,556,478,294	3,501,534,618	2,612,871,512	2	36	3,529,006,457	2,420,109,053

Potentially dilutive ordinary shares resulting from unvested exchangeable shares, options and warrants outstanding	716,858	3,270,313	2,636,254	(78)	(73)	2,351,944	2,100,351

Weighted average shares outstanding for diluted EPS	3,557,195,152	3,504,804,931	2,615,507,766	1	36	3,531,358,401	2,422,209,404

Potential ordinary shares from unexercised employee shares and options not considered due to the anti-dilutive effect	15,761,129	17,307,552	32,104,777	(9)	(51)	16,534,340	27,574,302

Earnings per share (CHF)

Basic	(0.39)	(0.56)	(0.15)	30	(160)	(0.96)	(4.96)

from continuing operations	(0.40)	(0.57)	(0.17)	30	(135)	(0.96)	(5.02)

from discontinued operations	0.00	0.00	0.02		(100)	0.00	0.05

Diluted	(0.39)	(0.57)	(0.16)	32	(144)	(0.96)	(4.98)

from continuing operations	(0.40)	(0.57)	(0.18)	30	(122)	(0.96)	(5.03)

from discontinued operations	0.00	0.00	0.02		(100)	0.00	0.05

Shares outstanding

Ordinary shares issued	3,225,849,284	2,932,580,549	2,932,567,827	10	10

Treasury shares	44,992,074	55,076,337	100,846,828	(18)	(55)

Shares outstanding	3,180,857,210	2,877,504,212	2,831,720,999	11	12

Retrospective adjustments for capital increase [1]		23,307,784	22,936,940

Mandatory convertible notes and exchangeable shares[2]	605,543,434	605,572,473	273,745,402	0	121

Shares outstanding for EPS	3,786,400,644	3,506,384,469	3,128,403,341	8	21

1 Shares outstanding increased by 0.81% due to the capital increase in June 2009.   2 30 June 2009 and 31 March 2009 include 332,225,913 shares for the mandatory convertible notes issued to the Swiss Confederation in December 2008. 30 June 2009, 31 March 2009 and 30 June 2008 include 272,651,005 shares for the mandatory convertible notes issued to two investors in March 2008. Both mandatory convertible notes issued are adjusted for the dilution effect of the capital increase in June 2009; remaining amounts related to exchangeable shares.

Financial information

Note 9 Income taxes

UBS recognized a net income tax benefit in its income statement of CHF 208 million for second quarter 2009. This includes a deferred tax benefit of CHF 371 million, which mainly relates to a release of valuation allowances against deferred tax assets in respect of tax losses and temporary differences, taking into account the latest forecasts of taxable profits.

Note 10 Trading portfolio

CHF million	30.6.09	31.3.09	31.12.08

Trading portfolio assets

Debt instruments

Government and government agencies	117,311	99,213	115,696

Banks	22,232	24,777	23,175

Corporates and other	61,305	82,347	85,991

Total debt instruments	200,849	206,337	224,862

Equity instruments	69,303	67,222	77,258

Precious metals and other commodities[1]	15,453	15,721	9,934

Total trading portfolio assets	285,604	289,280	312,054

Trading portfolio liabilities

Debt instruments

Government and government agencies	30,329	25,099	34,043

Banks	3,122	3,141	4,354

Corporates and other	5,138	10,729	10,945

Total debt instruments	38,589	38,969	49,342

Equity instruments	14,244	14,146	13,089

Total trading portfolio liabilities	52,833	53,115	62,431

1 Other commodities predominantly consist of energy.

Notes to the financial statements

Note 11 Fair value of financial instruments

a) Fair value hierarchy

Determination of fair values from quoted market prices or valuation techniques

	30.6.09				31.3.09
CHF billion	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Trading portfolio assets	132.6	91.4	7.7	231.7	119.5	116.0	11.4	247.0

Trading portfolio assets pledged as collateral	38.7	13.6	1.5	53.9	27.7	13.7	0.9	42.3

Positive replacement values	5.7	508.3	28.5	542.5	5.6	714.4	33.7	753.6

Financial assets designated at fair value	0.8	11.2	0.1	12.1	0.8	11.7	0.1	12.6

Financial investments available-for-sale	2.9	1.2	1.3	5.4	2.7	1.0	1.4	5.1

Total assets	180.8	625.8	39.1	845.6	156.3	856.8	47.5	1,060.6

Trading portfolio liabilities	36.9	15.5	0.4	52.8	29.6	23.0	0.5	53.1

Negative replacement values	5.3	493.6	24.7	523.6	5.5	696.1	32.6	734.2

Financial liabilities designated at fair value		98.5	6.3	104.8		90.1	9.3	99.4

Total liabilities	42.2	607.7	31.4	681.3	35.1	809.1	42.4	886.7

Movements of level 3 instruments

	Trading portfolio assets
	(including those	Derivative instruments	Financial liabilities
CHF billion	pledged as collateral)	(net replacement values)	designated at fair value

Balance at 31 March 2009	12.3	1.1	9.3

Gains / losses included in the income statement	(2.1)	3.4	(1.0)

Purchases, sales, issuances and settlements	(3.3)	1.6	(2.1)

Purchases and issuances	1.3	2.6	0.9

Sales and settlements	(4.6)	(1.0)	(3.0)

Transfers into and / or out of level 3	2.4	(2.2)	(0.3)

Transfers into level 3	3.9	(2.0)	1.1

Transfers out of level 3	(1.5)	(0.2)	(1.4)

FX translation	(0.1)	(0.1)	0.4

Balance at 30 June 2009	9.2	3.8	6.3

As of 30 June 2009, financial instruments measured with valuation techniques using significant non-market observable inputs (level 3) mainly included structured rates and credit trades, bespoke collateralized debt obligations (CDOs) and instruments linked to the US sub-prime residential real estate market, US commercial and non-US real estate markets, as well as leveraged finance positions and credit instruments. In addition, level 3 financial liabilities included hybrid financial liabilities from structured product issuances. Certain financial instruments classified as level 3 are fully or partially hedged by other financial instruments, which may also be classified as level 3. Therefore, the amount of level 3 financial instruments in the balance sheet and in the table “Determination of fair values from quoted market prices or valuation techniques” above is not representative of the valuation uncertainty resulting from level 3 measurements.

Financial information

Note 11 Fair value of financial instruments (continued)

b) Valuations

UBS’s own credit risk in the valuations of financial liabilities measured at fair value, including derivative liabilities

Changes in UBS’s own credit are reflected in valuations for those financial liabilities at fair value, including derivative liabilities, where the Group’s own credit risk would be considered by market participants and excludes fully collateralized transactions and other instruments for which it is established market practice not to include an entity-specific adjustment for own credit. Own credit changes were calculated based on a senior long-term debt curve generated from observed external pricing for funding associated with new senior debt issued by the Group, or relevant secondary market transactions in senior long-term UBS debt. In the absence of issued debt, credit default swap spreads would be considered as well.

Disclosures on own credit for “Financial liabilities designated at fair value”

As at 30 June 2009 and 31 March 2009, the own credit result for “Financial liabilities designated at fair value” still held at the reporting date (predominantly issued structured products) amounted to a loss of CHF 563 million and a gain of CHF 651 million, respectively, on a year-to-date basis; they generated a gain of CHF 2,412 million and a gain of CHF 3,767 million, respectively, on a life-to-date basis. The total own credit result reported in the second quarter on a quarter-to-date basis was a loss of CHF 1,213 million. The year-to-date amount represents the amount by which the financial liabilities designated at fair value were reduced since 1 January 2009. The life-to-date amount reflects the amounts by which the fair value of financial liabilities designated at fair value has been reduced since inception. Included in these amounts is the overall quantification of changes in fair value attributable to changes in UBS’s credit spread during the periods. In addition, it includes the credit effect of “volume changes”, i. e. the credit effect of period changes in fair values attributable to factors other than credit spreads, such as redemptions, effects from time decay, changes in the value of referenced instruments issued by third parties or changes in the foreign exchange rates. The change in the year-to-date 2009 own credit due only to the change in credit spread was a loss of CHF 76 million at 30 June 2009 and a gain of CHF 881 million at 31 March 2009. For second quarter the result was a loss of CHF 957 million.

Credit valuation adjustments on monoline credit protection

Credit valuation adjustments (CVAs) for monoline credit protection are based on a methodology that uses credit default swap (CDS) spreads on the monolines as a key input in determining an implied level of expected loss. Where a monoline has no observable CDS spread, a judgment is made on the most comparable monoline or combination of monolines and the corresponding spreads are used instead.

CVAs are intended to achieve a fair value of the underlying contracts and are normally based on publicly available information. During second quarter 2009, UBS refined its approach to the assessment of CVA amounts applicable to transactions with collaterized loan obligation (CLO) underlyings by taking into consideration more detailed projections of cash flows on these instruments, thereby allowing for more accurate assessments of expected future exposure levels.
In second quarter 2009, in some cases where UBS had knowledge of potential restructurings that may result in economic outcomes more adverse than those implied by CDS market spreads, UBS determined to modify CVA amounts accordingly. At 31 December 2008, the same methodology was applied. To assess the sensitivity of the CVA calculation to alternative assumptions, the impact of a 10% increase in monoline credit default swap spreads (e.g. from 4,000 basis points to 4,400 basis points for a specific monoline) was considered. At 30 June 2009, such an increase would have resulted in an increase in the monoline credit valuation adjustment of approximately USD 153 million (CHF 166 million). The sensitivity of the monoline credit valuation adjustment to a decrease of one percentage point in the monoline recovery rate assumptions (e.g. from 25% to 24% for a specific monoline, conditional on default occurring) is estimated to result in an increase of approximately USD 25 million (CHF 27 million) in the CVA.

Option to acquire equity of the SNB StabFund

Under IFRS, the option to purchase the SNB StabFund’s equity is recognized on the balance sheet as a derivative at fair value (positive replacement values) with changes in fair value recognized in profit and loss. At 30 June 2009, the fair value of the call option held by UBS was approximately CHF 969 million. This fair value is calculated using a standard option pricing model, where the asset pool is treated as the underlying asset. Key assumptions relate to the level of volatility assumed and to the interest rate assumed. The relevant assumptions applied at 30 June 2009 are the same as those applied at 31 December 2008, with the exception of the observable LIBOR rate. In particular, UBS assigned a volatility of 11.3% to the underlying asset pool. Decreasing or increasing this assumption by 10% (i.e. 11.3% to 10.2% and 11.3% to 12.4%) would have decreased or increased the fair value at 30 June 2009 by approximately USD 146 million (CHF 159 million) or USD 148 million (CHF 161 million) respectively.
At 30 June 2009, UBS applied an interest rate equal to the contractual funding rate for the asset pool of LIBOR +250 basis points. Decreasing or increasing this assumption by 100

Notes to the financial statements

Note 11 Fair value of financial instruments (continued)

b) Valuations (continued)

basis points would have decreased or increased the estimated fair value at 30 June 2009 by USD 216 million (CHF 235 million) or USD 257 million (CHF 279 million).

Commitments to acquire auction rate securities

The auction rate securities (ARS) inventory held by UBS is classified as loans and receivables as of 30 June 2009, accounted for at amortized cost and tested for impairment. These positions are not included in the sensitivity information provided below. Commitments to acquire ARSs with a fair value of USD 795 million (CHF 863 million) as of 30 June 2009 are treated as derivatives (negative replacement values) and fair valued through profit or loss. Refer to the “Risk management and control” section of this report for further details on UBS’s ARS commitments.
UBS’s valuation of ARS commitments assumes that clients will request UBS to purchase the ARSs at the earliest possible opportunity available under the windows established by the settlement agreements UBS has entered into with various authorities. The valuation of the purchase liability is consistent with valuation approaches applied to the underlying ARSs. In particular, for student loan ARSs, which form the largest portion of the purchase commitment, this valuation is consistent with the fundamental cash flow model described in “Note 27 Fair value of financial instruments” in the financial statements of UBS’s restated annual report for 2008. The discount rates in this model embed risk premiums that are calibrated to observe market transactions. The fair value of the ARSs as of 30 June 2009 is primarily sensitive to the level of various interest rates relevant to the outstanding student loan ARS population and to the calibrated risk premiums within the student loan ARS valuation model. UBS estimates that a 10 basis point parallel increase or decrease in all relevant interest rates would result in a loss or gain of approximately USD 2 million (CHF 2 million). With regard to the calibrated risk premiums, UBS estimates that a 50% increase or decrease in the risk premiums would result in a loss of approximately USD 291 million (CHF 316 million) or gain of approximately USD 303 million (CHF 329 million).

US reference-linked notes

The US reference-linked notes (US RLNs) consist of a series of transactions whereby UBS purchases credit protection, predominantly in note form, on a notional portfolio of fixed income assets. The referenced assets are comprised of USD asset-backed securities (ABSs) (primarily CMBS and sub-prime RMBS) and / or corporate bonds and loans across all rating categories. The credit protection embodied in the RLNs is fair valued using a market standard approach to the valuation of portfolio credit protection (Gaussian copula). This approach is intended to simulate correlated defaults within the portfolio, where the expected losses and defaults of the individual assets are closely linked to the observed market prices (spread levels) of those assets. Key assumptions of the model include correlations and recovery rates. UBS applies fair value adjustments related to potential uncertainty in each of these parameters, which are only partly observable. In addition, UBS applies fair value adjustments for uncertainties associated with the use of observed spread levels as the primary inputs. These fair value adjustments are calculated by applying shocks to the relevant parameters and revaluing the credit protection. These shocks for correlation, recovery and spreads are set to various levels depending on the asset type and / or region and may vary over time depending on the best judgment of the relevant trading and control function. Correlation and recovery shocks are generally in the range of 5 to 15 percentage points. Spread shocks vary more widely and also depend on whether the underlying protection is funded or unfunded to reflect cash or synthetic basis effects. As of 30 June 2009, the fair value of the US RLN credit protection (pre-reserve) is approximately USD 2,602 million (CHF 2,824 million). The fair value adjustments calculated by applying the shocks described above are approximately USD 179 million (CHF 194 million) as of 30 June 2009.

Non-US reference-linked notes

The same valuation model and the same approach to calculation of fair value adjustments are applied for the non-US reference-linked note (non-US RLN) credit protection as for

Financial information

Note 11 Fair value of financial instruments (continued)

b) Valuations (continued)

the US RLN credit protection described above, except that the spread is shocked by 10% for European corporate names. As of 30 June 2009, the fair value of the non-US RLN credit protection is approximately USD 1,683 million (CHF 1,828 million). The fair value adjustments (up and down) calculated by applying the shocks described above are approximately USD 130 million (CHF 141 million).

Derivatives embedded in MCN December 2008 issuance

The MCNs issued in December 2008 include embedded equity and derivative components with UBS shares as underlying, which are bifurcated and treated as one derivative accounted for at fair value (negative replacement values)

with fair value changes recognized in profit or loss. Refer to “Note 26 Capital increases and mandatory convertible notes” in the financial statements of UBS’s restated annual report 2008 for more information. The fair value amounted to negative CHF 412 million as of 30 June 2009. A 10% reduction in UBS’s share price from CHF 13.29 to CHF 11.96, holding all other variables constant, would have resulted in a fair value of negative CHF 269 million (gain of CHF 143 million), whereas an increase of 10% in UBS’s share price from CHF 13.29 to CHF 14.62 would have led to a fair value of negative CHF 588 million (loss of CHF 176 million). There is no impact on UBS’s financial resources, as the embedded equity and derivative components will be settled in newly issued UBS shares.

c) Deferred day-1 profit or loss

The table reflects financial instruments for which fair value is determined using valuation models where not all inputs are market-observable. Such financial instruments are initially recognized in UBS’s financial statements at their transaction price although the values obtained from the relevant valua-

tion model on day-1 may differ. The table shows the aggregate difference yet to be recognized in profit or loss at the beginning and end of the period and a reconciliation of changes in the balance of this difference (movement of deferred day-1 profit or loss).

	For the quarter ended
CHF million	30.6.09	31.3.09	30.6.08

Balance at the beginning of the period	600	627	461

Deferred profit / (loss) on new transactions	55	17	174

Recognized (profit) / loss in the income statement	(10)	(79)	(133)

Foreign currency translation	(25)	35	11

Balance at the end of the period	620	600	513

Notes to the financial statements

Note 12 Reclassification of financial assets

In 2008 and first quarter 2009, financial assets with fair values on their reclassification dates of CHF 26 billion and CHF 0.6 billion, respectively, were reclassified out of “Trad-

ing portfolio assets” to “Loans”. No financial assets were reclassified in second quarter 2009. The table below shows the carrying values and fair values of these financial assets.

Trading portfolio assets reclassified to loans
CHF billion	30.6.09	31.3.09	31.12.08

Carrying value of trading portfolio assets reclassified	23.1	25.3	24.2

Fair value of trading portfolio assets reclassified	20.3	21.2	20.8

If these financial assets had not been reclassified, changes in their fair values would have resulted in fair value gains of CHF 1.3 billion for the quarter ended 30 June 2009 and fair value losses of CHF 1.2 billion for the quarter ended 31 March 2009.

After reclassification, these financial assets impacted UBS’s income statement as presented in the table below.

Contribution of the reclassified assets to the income statement
	For the quarter ended		Year-to-date

CHF billion	30.6.09	31.3.09	30.6.09

Net interest income	0.5	0.4	0.8

Credit loss (expense) / recovery	(0.3)	(0.6)	(0.8)

Other income	(0.1)	0.1	0.1

Impact on operating profit before tax	0.1	(0.1)	0.1

Note 13 Commitments

The table below shows the maximum committed amount of commitments.

	30.6.09			31.3.09			31.12.08
		Sub-			Sub-			Sub-
CHF million	Gross	participations	Net	Gross	participations	Net	Gross	participations	Net

Credit guarantees and similar instruments	12,287	(282)	12,005	13,886	(225)	13,661	13,124	(344)	12,780

Performance guarantees and similar instruments	3,455	(375)	3,079	3,512	(455)	3,057	3,596	(446)	3,150

Documentary credits	2,362	(417)	1,946	2,465	(535)	1,930	2,979	(415)	2,564

Total commitments	18,104	(1,074)	17,030	19,863	(1,215)	18,648	19,699	(1,205)	18,494

Undrawn irrevocable credit facilities[1]	60,489	(1,711)	58,778	60,828	(1,953)	58,875	60,316	(1,920)	58,396

1 Amounts presented for the comparative periods have been adjusted: sub-participations and net commitments on 31 March 2009 from CHF (2) million to CHF (1,953) million and from CHF 60,826 million to CHF 58,875 million, respectively; sub-participations and net commitments on 31 December 2008 from CHF (1) million to CHF (1,920) million and from CHF 60,315 million to CHF 58,396 million, respectively.

Financial information

Note 14 Changes in organization

Disposal groups classified as held for sale

As of 30 June 2009, UBS Pactual and 56 branches in Wealth Management Americas were classified as disposal groups held for sale. These disposal groups have been measured at the lower of their carrying value and fair value less costs to sell and their assets and liabilities presented as assets and liabilities of disposal groups held for sale in the balance sheet.

Sale of UBS Pactual
As announced on 20 April 2009 and in UBS’s first quarter 2009 report, UBS has agreed to sell its Brazilian financial services business, UBS Pactual, to BTG Investments, LP. The sale consideration consists of a combination of a cash pay-

ment and an assumption of liabilities by BTG Investments. The total cash consideration is approximately USD 667 million, of which USD 467 million will be payable at the closing of the transaction, and the remaining approximately USD 200 million, plus accrued interest, will be payable 12 months after the closing. Liabilities assumed by BTG Investments relate primarily to the residual payment obligation of USD 1.6 billion owed to former Pactual partners, which was incurred by UBS upon acquisition of Pactual in 2006 and is due in 2011. The transaction is expected to close in third quarter 2009, subject to regulatory approval.
The main aggregates of assets and liabilities of UBS Pactual classified as held for sale at 30 June 2009 are presented in the table below.

UBS Pactual
CHF million	30.6.09

Assets

Reverse repurchase agreements	1,410

Trading portfolio assets (including pledged as collateral)	1,574

Loans	643

Goodwill and intangible assets	722

All other assets	1,079

Assets of disposal groups held for sale	5,428

Liabilities

Repurchase agreements	711

Due to customers	660

Debt issued	845

All other liabilities	1,174

Liabilities associated with disposal groups held for sale	3,390

In first quarter 2009, a net charge of CHF 388 million was recognized in UBS’s income statement in relation to the announced sale, with a goodwill impairment charge of CHF 631 million partly offset by a deferred tax benefit of CHF 243 million. In second quarter 2009, re-measurement of UBS Pactual to fair value less costs to sell led to the recognition of an additional goodwill impairment charge of CHF 492 million. This goodwill impairment charge included primarily the effects from foreign exchange losses that were previously deferred in equity and from the translation of the US dollar-denominated sales price into Swiss francs.

The operational results of UBS Pactual continued to be reported in the business divisions Investment Bank, Global Asset Management and Wealth Management Americas, and in the Corporate Center. For management and segment reporting purposes, the goodwill impairment charge in second quarter 2009 was also presented in the respective business division results in the “Impairment of goodwill” line item.

However, consistent with UBS’s internal policy that foreign exchange exposures related to investments in subsidiaries are managed by Group Treasury and related gains and losses are recognized in the Corporate Center, the goodwill impairment charge was then charged through the “Services (to) / from other business divisions” line item to the Corporate Center. At 30 June 2009, and after this impairment, the goodwill allocated to UBS Pactual amounted to CHF 416 million.

Upon the closing of the transaction, UBS expects to realize an additional loss in the range of CHF 300 million, predominantly attributable to foreign currency translation effects that accumulated in equity during the holding period of UBS Pactual.

Sale of 56 branches in Wealth Management Americas
Following an agreement announced in March 2009, UBS will sell 56 branches in Wealth Management Americas to Stifel, Nicolaus & Company, Incorporated for an upfront cash pay-

Notes to the financial statements

Note 14 Changes in organization (continued)

ment of approximately USD 28.5 million. UBS will also receive annual earn-out payments for the two-year period following the closing of the transaction principally based on the performance of the UBS financial advisors who become Stifel Nicolaus employees, as well as aggregate payments of up to approximately USD 19 million for net fixed assets and employee forgivable loans. The transaction is expected to close in four separate closings during the second half of 2009.

At 30 June 2009, the 56 branches had total assets of CHF 295 million, including CHF 241 million of customer loans, and total liabilities of CHF 41 million, principally reflecting amounts due to customers. This transaction is not expected to have a material impact on UBS’s income statement.

Restructuring

In second quarter 2009, UBS incurred restructuring charges of CHF 582 million, including CHF 320 million in “Personnel expenses”, mainly for severance payments, CHF 230 million in “General and administrative expenses”, primarily for real-estate related costs, and CHF 32 million of depreciation and impairment losses on property and equipment. In first quarter 2009, UBS incurred restructuring charges of CHF 192 million in “Personnel expenses”.

Regulatory considerations

UBS has been in active dialogue with its regulators concerning remedial actions that it is taking to address deficiencies in its risk management and control, funding, and certain other processes and systems. UBS will for some period be subject to increased scrutiny by the Swiss Financial Market Supervisory Authority and its other major regulators, and accordingly will be subject to regulatory measures that might affect the implementation of its strategic plans.

Note 15 Capital increase

On 25 June 2009, UBS increased its share capital by issuing 293,258,050 new registered shares with a par value of CHF 0.10 each. The shares were placed with a small number of large institutional investors at a price of CHF 13.00 per share. Net proceeds from the capital increase were approxi-
mately CHF 3.8 billion. The shares were issued upon decision by the Board of Directors out of authorized capital which had been approved at the annual general meeting of shareholders on 15 April 2009.

Note 16 Provisions
CHF million	30.6.09		31.3.09	31.12.08

Operational risks including litigation	1,272		1,383	1,688

Other[1]	1,624	[2]	1,037	1,039

Total	2,896		2,420	2,727

1 Excludes contingent claims and pensions.   2 Includes a provision for restructuring costs of CHF 806 million.

Financial Information

Note 17 Litigation

The UBS Group operates in a legal and regulatory environment that exposes it to potentially significant litigation risks. As a result, UBS is involved in various disputes and legal proceedings, including litigation, arbitration, and regulatory and criminal investigations, including numerous disputes and legal proceedings arising directly or indirectly out of the credit crisis. Such cases are subject to many uncertainties, and their outcome is often difficult to predict, including the impact on operations or on the financial statements, particularly in the earlier stages of a case. In certain circumstances, to avoid the expense and distraction of legal proceedings, UBS may, based on a cost-benefit analysis, enter into a settlement even though UBS denies any wrongdoing. The Group makes provisions for cases brought against it when after seeking legal advice, in the opinion of management, it is probable that a liability exists, and the amount can be reasonably estimated.
Certain potentially significant legal proceedings as of 30 June 2009 are described below:
a)	Municipal Bonds: In November 2006, UBS and others received subpoenas from the US Department of Justice, Antitrust Division, and the US Securities and Exchange Commission (SEC) seeking information relating to the investment of proceeds of municipal bond issuances and associated derivative transactions. Both investigations are ongoing, and UBS is cooperating. In addition, various state Attorneys General have issued subpoenas seeking similar information. In the SEC investigation, on 4 February 2008, UBS received a “Wells notice” advising that the SEC staff is considering recommending that the SEC bring a civil action against UBS AG in connection with the bidding of various financial instruments associated with municipal securities.
b)	Auction Rate Securities: UBS was sued by four state regulatory authorities and was the subject of investigations by the SEC and other regulators, relating to the marketing and sale of auction rate securities (ARSs) to clients and to UBS’s role and participation in ARS auctions and underwriting of ARSs. UBS was also named in several putative class actions and individual civil suits and a large number of individual arbitrations. The regulatory actions and investigations and the civil proceedings followed the disruption in the markets for these securities and related auction failures since mid-February 2008. Plaintiffs and the regulators generally sought rescission, i. e., for UBS to purchase the ARSs that UBS sold to them at par value, as well as compensatory damages, disgorgement of profits and in some cases penalties. On 8 August 2008, UBS entered into settlements in principle with the SEC, the New York Attorney General (NYAG) and other state agencies represented by the North American Securities Administrators Association (NASAA), whereby UBS agreed to offer to buy back ARSs from eligible customers within certain time periods, the last of which begins on 30 June 2010, and to pay penalties of USD 150 million (USD 75 million to the NYAG, USD 75 million to the other states). UBS subsequently finalized its settlement with the State of Massachusetts, the SEC and the NYAG, and is continuing to finalize agreements with the other state regulators. UBS’s settlement is largely in line with similar industry regulatory settlements. The NYAG and SEC continue to investigate individuals affiliated with UBS who traded in ARSs or who had responsibility for disclosures.
c)	US Cross-Border: UBS AG has been responding to a number of governmental inquiries and investigations relating to its cross-border private banking services to US private clients during the years 2000-2007. On 18 February 2009, UBS announced that it had entered into a Deferred Prosecution Agreement (DPA) with the US Department of Justice Tax Division (DOJ) and the United States Attorney’s Office for the Southern District of Florida, and a Consent Order with the SEC relating to these investigations. As part of these settlement agreements, among other things: (i) UBS will pay a total of USD 780 million to the United States, USD 380 million representing disgorgement of profits from maintaining the US cross-border business and USD 400 million representing US federal backup withholding tax required to be withheld by UBS, together with interest and penalties, and restitution for unpaid taxes associated with certain account relationships involving fraudulent sham and nominee offshore structures and otherwise as covered by the DPA; (ii) UBS will complete the exit of the US cross-border business out of non-SEC registered entities, as announced in July 2008, which these settlements permit UBS to do in a lawful, orderly and expeditious manner; (iii) UBS will implement and maintain an effective program of internal controls with respect to compliance with its obligations under its Qualified Intermediary (QI) Agreement with the Internal Revenue Service (IRS), as well as a revised legal and compliance governance structure in order to strengthen independent legal and compliance controls; and (iv) pursuant to an order issued by the Swiss Financial Market Supervisory Authority (FINMA), information was transferred to the DOJ regarding accounts of certain US clients as set forth in the DPA who, based on evidence available to UBS, appear to have committed tax fraud or the like within the meaning of the Swiss-US Double Taxation Treaty. Pursuant to the DPA, the DOJ has agreed that any further prosecution of UBS will be deferred for a period of at least 18 months, subject to extension under certain circumstances such as UBS needing more time to complete the implementation of the exit of its US cross-border business. If UBS satisfies all of its obligations under the DPA,

Notes to the financial statements

Note 17 Litigation (continued)

the DOJ will refrain permanently from pursuing charges against UBS relating to the investigation of its US cross-border business. As part of the SEC resolution, the SEC filed a Complaint against UBS in US Federal District Court in Washington, D.C., charging UBS with acting as an unregistered broker-dealer and investment advisor in connection with maintaining its US cross-border business. Pursuant to the Consent Order, UBS did not admit or deny the allegations in that Complaint, and consented to the entry of a final judgment that provides, among other things, that: (i) UBS will pay USD 200 million to the SEC, representing disgorgement of profits from the US cross-border business (this amount is included in, and not in addition to, the USD 780 million UBS is paying to the United States as described above); and (ii) UBS will complete its exit of the US cross-border business and will be permanently enjoined from violating the SEC registration requirements by providing broker-dealer or investment advisory services to US persons through UBS entities not registered with the SEC. The District Court entered the final judgment on 19 March 2009.
The DOJ and SEC agreements did not resolve the “John Doe” summons which the IRS served on UBS in July 2008. In this regard, on 19 February 2009, the Civil Tax Division of the DOJ filed a civil petition for enforcement of this summons in US Federal District Court in Miami, through which it seeks an order directing UBS to produce information located in Switzerland regarding US clients who have maintained accounts with UBS in Switzerland without providing a Form W-9. The DPA preserves UBS’s ability to fully defend its rights in connection with the IRS’s enforcement effort. UBS believes that it has substantial defenses, including that complying with the summons would constitute a violation of Swiss financial privacy laws, and intends to vigorously contest the enforcement of the summons. The litigation could result in the imposition of substantial fines, penalties and / or other remedies (due to a possible finding of contempt of court). In addition, pursuant to the DPA, should UBS fail to comply with a final US court order directing it to comply with the summons after fully exhausting all rights to appeal, the DOJ may, after certain conditions have been satisfied, choose to pursue various remedies available for breach of the DPA. This may include charging UBS with conspiracy to commit tax fraud. On 13 July 2009, the District Court entered an order, on joint motion by UBS and the US government, which motion was also supported by the Swiss government as amicus curiae, staying the litigation of the matter and granting a continuance of the evidentiary hearing that was set to begin on that day. The Court set the evidentiary hearing for 3 and 4 August. On 31 July, the U.S. Government informed the Court that the parties have reached an agree-
ment in principle on the major issues and expect to resolve the remaining issues in the coming week. The hearing scheduled for 3 and 4 August has been postponed to 10 August, and the Court has scheduled a status conference for 7 August.
Also on 18 February 2009, FINMA published the results of the now concluded investigation conducted by the Swiss Federal Banking Commission (SFBC). The SFBC concluded, among other things, that UBS violated the requirements for proper business conduct under Swiss banking law and issued an order barring UBS from providing services to US resident private clients out of non-SEC registered entities. Further, the SFBC ordered UBS to enhance its control framework around its cross-border businesses, and announced that the effectiveness of such framework will be audited. Following the disclosure of the US cross-border matter and the settlements with the DOJ and the SEC, tax and regulatory authorities in a number of jurisdictions have expressed an interest in understanding the cross-border wealth management services provided by UBS and other financial institutions. It is premature to speculate on the outcome of any such inquiries.
d)	Matters Related to the Credit Crisis: UBS is responding to a number of governmental inquiries and investigations, and is involved in a number of litigations, arbitrations and disputes, related to the credit crisis, and in particular US mortgage-related securities and related structured transactions and derivatives. These matters concern, among other things, UBS’s valuations, disclosures, writedowns, underwriting, and contractual obligations. In particular, UBS has been in regular communication with, and responding to inquiries by FINMA, its home country consolidated regulator, as well as the SEC, the Financial Industry Regulatory Authority (FINRA) and the United States Attorney’s Office for the Eastern District of New York (USAO), regarding some of these issues and others, including the role of internal control units, governance and processes around risk control and valuation of mortgage-related instruments, compliance with public disclosure rules, and the business rationales for the launching and the reintegration of Dillon Read Capital Management (DRCM). FINMA concluded its investigation in October 2008, but the investigations by the SEC, FINRA and the USAO are ongoing.
e)	Claims Related to UBS Disclosure: A putative consolidated class action was filed against UBS and a number of current and former directors and senior officers in the Southern District of New York alleging securities fraud in connection with the firm’s disclosures relating to its losses in the sub-prime mortgage markets, its losses and positions in auction rate securities, and its US cross-border business. Defendants have moved to dismiss the complaint for lack of

Financial information

Note 17 Litigation (continued)

jurisdiction and for failure to state a claim. In February and March 2009, two additional securities fraud class actions were filed in the Southern District of New York against UBS and various senior executives and directors alleging that defendants made materially misleading disclosures concerning UBS’s US cross-border wealth management business. By order dated 7 April 2009, these two actions were consolidated with the pending shareholder class action. UBS and a number of senior officers and directors have also been sued in a consolidated class action brought on behalf of holders of UBS ERISA retirement plans in which there were purchases of UBS stock. UBS has moved to dismiss the ERISA complaint for failure to state a claim.
f)	Madoff: In relation to the Madoff investment fraud, UBS, UBS (Luxembourg) SA and certain other UBS subsidiaries are responding to inquiries by a number of regulators, including FINMA and the Luxembourg Commission de Surveillance du Secteur Financier (CSSF). The CSSF has made inquiries concerning two third-party funds established under Luxembourg law the assets of which were managed by Bernard L. Madoff Investment Securities LLC (BMIS) (as well as certain funds established under offshore jurisdictions with either direct or indirect exposure to BMIS), and which now face severe losses. The last reported net asset value of the two Luxembourg funds before rev-
elation of the Madoff scheme was approximately USD 1.7 billion in the aggregate. The documentation establishing both funds identifies UBS entities in various roles including custodian, administrator, manager, distributor and promoter, and indicates that UBS employees serve as board members. On 25 February 2009, the CSSF issued a communiqué with respect to the larger of the two funds, stating that UBS (Luxembourg) SA had failed to comply with its due diligence responsibilities as custodian bank. The CSSF ordered UBS (Luxembourg) SA to review its infrastructure and procedures relating to its supervisory obligations as custodian bank, but did not order it to compensate investors. On 25 May 2009, UBS (Luxembourg) SA submitted a comprehensive final report to the CSSF, which resulted in the CSSF publishing a new communiqué saying that UBS (Luxembourg) SA has provided evidence demonstrating that it has the infrastructure and internal organization in place in accordance with professional standards applicable to custodian banks in Luxembourg. A large number of alleged beneficiaries have filed claims against UBS entities for purported losses relating to the Madoff scheme. Further, certain clients of UBS Sauerborn (the KeyClient segment of UBS Deutschland AG) are exposed to Madoff-managed positions through third-party funds and funds administered by UBS Sauerborn.

Note 18 Goodwill impairment

Introduction

As at 30 June 2009, the following four segments carried goodwill: Wealth Management & Swiss Bank, Wealth Management Americas, Global Asset Management, and the Investment Bank. For the purpose of testing goodwill for impairment, UBS considers each of these segments as a separate cash-generating unit, and determines the recoverable amount of a segment on the basis of value in use.

The ongoing crisis in the financial markets dramatically changed industry dynamics, and the related decrease in market capitalization of UBS made it necessary to review whether goodwill allocated to its cash generating units was impaired. On the basis of the impairment-testing methodology described below, UBS concluded that the goodwill allocated to all its segments remains recoverable.

UBS Pactual

In first quarter 2009, a goodwill impairment charge of CHF 631 million was recognized in relation to the announced sale of UBS Pactual. In second quarter 2009, the re-measurement of UBS Pactual to fair value less costs to sell led to the recognition of an additional goodwill impairment charge of CHF 492 million. As of 30 June 2009, UBS Pactual was classified as disposal groups held for sale (refer to “Note 14 Changes in organization” for more information). Upon closing, UBS Pactual will be deconsolidated and the remaining goodwill of CHF 0.4 billion, reflected in “Assets of disposal groups held for sale”, will be derecognized from UBS’s balance sheet.

Methodology

The recoverable amount is determined using a proprietary model based on discounted cash flows, which has been adapted to give effect to the special features of the banking business and its regulatory environment. The recoverable amount is determined by estimating streams of earnings available to shareholders in the next five years, discounted to their present values. The terminal value reflecting all periods beyond the fifth year is calculated on the basis of the estimated individual return on equity for each segment, which is

Notes to the financial statements

Note 18 Goodwill impairment (continued)

derived from the forecast of fifth-year profit, the underlying equity, the cost of equity and the long-term growth rate. The recoverable amount of a segment is the sum of earnings available to shareholders from the first five years and the terminal value.
The carrying amount for each segment is determined by a roll-forward of historic carrying amounts based on the equity attributed to UBS shareholders, as full balance sheets are not available for the segments. For each segment the beginning of the period balance of equity is rolled forward by accounting for the items that affect a segment’s carrying amount, e.g. allocation of transactions with shareholders at Group level, to arrive at the end of the period balance.

Investment Bank / Wealth Management Americas

On 30 June 2009, the reassessment of the goodwill of the Investment Bank and Wealth Management Americas, which has been strongly affected by the effects of the financial market crisis, was a key focus. Goodwill allocated to the Investment Bank amounted to CHF 3.5 billion as at 30 June 2009, down from CHF 4.1 billion as at 31 March 2009. The decline was due to an impairment of CHF 328 million related to UBS Pactual and the reclassification of the remaining UBS Pactual goodwill of CHF 277 million to “Assets of disposal groups held for sale” (refer to “Note 14 Changes in organization” for further details). Goodwill allocated to Wealth Management Americas amounted to CHF 3.8 billion as at 30 June 2009, down from CHF 4.0 billion as at 31 March 2009, with the decrease due to foreign currency translation effects and an impairment of CHF 15 million related to UBS Pactual as well as the reclassification of the remaining UBS Pactual goodwill of CHF 14 million to “Assets of disposal groups held for sale”.
In its review of the goodwill balance as at the end of second quarter 2009, UBS considered the performance outlook of its Investment Bank and Wealth Management Americas business divisions and the underlying business operations to resolve whether the recoverable amount for this unit covers its carrying amount, based on the methodology described above. On this basis, UBS concluded that goodwill allocated to the Investment Bank and Wealth Management Americas remained recoverable on 30 June 2009. The conclusion was reached based on the updated forecast results, which include those activities that are expected to generate positive cash flows in future years. The forecasts are based on an expectation that the economic environment will gradually improve over the next three years and reach an average growth level thereafter. However, if the conditions in the financial markets and banking industry further deteriorate and turn out to be worse than anticipated in UBS’s performance forecasts, the goodwill carried in the Investment Bank and Wealth Management Americas business divisions may need to be impaired in future quarters.
Recognition of any impairment of goodwill would reduce IFRS equity attributable to UBS shareholders and net profit but it would not impact the cash flows, BIS tier 1 capital, BIS total capital, and capital ratios of the UBS Group, as goodwill is required to be deducted from capital under the Basel II capital framework.

Note 19 Currency translation rates

The following table shows the principal rates used to translate the financial information of foreign entities into Swiss francs:

	Spot rate			Average rate			Average rate
	As of			Quarter ended			Year-to-date
	30.6.09	31.3.09	30.6.08	30.6.09	31.3.09	30.6.08	30.6.09	30.6.08

1 USD	1.09	1.14	1.02	1.10	1.16	1.04	1.13	1.02

1 EUR	1.52	1.51	1.61	1.52	1.49	1.62	1.51	1.60

1 GBP	1.79	1.63	2.03	1.74	1.65	2.06	1.69	2.01

100 JPY	1.13	1.15	0.96	1.13	1.21	0.98	1.16	0.99

Cautionary Statement Regarding Forward-Looking Statements | This report contains statements that constitute “forward-looking statements”, including but not limited to management’s outlook for UBS’s financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS’s business and future development. While these forward-looking statements represent UBS’s judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. These factors include, but are not limited to: (1) future developments in the markets in which UBS operates or to which it is exposed, including movements in securities markets, credit spreads, currency exchange rates and interest rates; (2) the effect of the current economic environment or other developments on the financial position or creditworthiness of UBS’s customers and counterparties; (3) changes in the availability of capital and funding, including any changes in UBS’s credit spreads and ratings; (4) the outcome and possible consequences of pending or future actions or inquiries concerning UBS’s cross-border banking business by tax or regulatory authorities in the United States and other jurisdictions; (5) the degree to which UBS is successful in effecting organizational changes and implementing strategic plans, including the recently announced cost reductions, and whether those changes and plans will have the effects intended; (6) UBS’s ability to retain and attract the employees that are necessary to generate revenues and to manage, support and control its businesses; (7) political, governmental and regulatory developments, including the effect of more stringent capital requirements and the possible imposition of additional legal or regulatory constraints on UBS’s activities; (8) changes in accounting standards or policies, and accounting determinations affecting the recognition of gain or loss, the valuation of goodwill and other matters; (9) limitations on the effectiveness of UBS’s internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (10) changes in the size, capabilities and effectiveness of UBS’s competitors; (11) the occurrence of operational failures, such as fraud, unauthorized trading and systems failures; and (12) technological developments. In addition, actual results could depend on other factors that we have previously indicated could adversely affect our business and financial performance which are contained in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s restated Annual Report on Form 20-F/A for the year ended 31 December 2008. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

Rounding | Numbers presented throughout this report may not add up precisely to the totals provided in the tables. Percentages and percent changes are calculated based on rounded figures displayed in the tables and text and may not precisely reflect the percentages and percent changes that would be derived based on figures that are not rounded.

Imprint | Publisher: UBS AG, P.O. Box, CH-8098 Zurich, Switzerland; CH-4002 Basel, P.O. Box, Switzerland; www.ubs.com | Language: English | SAP-No. 80834E-0903

© UBS 2009. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.

Introduction to Additional Disclosure Required by the SEC

UBS produces regular quarterly reports, which are filed with the SEC under Form 6-K. These reports are prepared in accordance with International Financial Reporting Standards (IFRS). SEC regulations require certain additional disclosure to be included in registration statements relating to offerings of securities. This additional disclosure is contained within this document, which should be read in conjunction with UBS’s restated annual report on Form 20-F/A for the year ended 31 December 2008, filed with the SEC on 21 May 2008, as well as UBS’s first quarter 2009 Report and second quarter 2009 report submitted to the SEC on Form 6-K on 5 May 2009 and 4 August 2009, respectively.

Additional Notes to the Financial Statements (unaudited)

Additional information on Note 8 to the financial statements – Earnings per Share (EPS) and Shares Outstanding

The total equivalent shares outstanding of options that were not dilutive (out-of-the-money) but could potentially dilute earnings per share in the future were 290,034,314 and 286,067,621 for the six-month periods ended 30 June 2009 and 30 June 2008, respectively.

Ratio of Earnings to Fixed Charges

The following table sets forth UBS’s ratio of earnings to fixed charges on an IFRS basis for the periods indicated. The ratios are calculated based on earnings from continuing operations. Ratios of earnings to combined fixed charges and preferred stock dividend requirements are not presented as there were no preferred share dividends in any of the periods indicated.

For the six
months ended			For the year ended
CHF million, except for ratios		30.6.09	31.12.08	31.12.07	31.12.06	31.12.05	31.12.04

Pre-tax earnings from continuing operations	[1]	(3,291)	(28,256)	(4,385)	13,654	11,473	9,052
Add: Fixed charges		11,119	60,672	104,795	81,800	50,576	28,293

Pre-tax earnings before fixed charges		7,827	32,416	100,410	95,454	62,049	37,345

Fixed charges:
Interest		10,638	59,687	103,775	80,880	49,758	27,484
Other	[2]	480	985	1,020	920	818	809

Total fixed charges		11,119	60,672	104,795	81,800	50,576	28,293

Ratio of earnings to fixed charges		0.70	0.53	0.96	1.17	1.23	1.32

1 Pre-tax earnings from continuing operations includes the elimination of subsidiary, associate and minority interest income and the addition of dividends received from associates.   2 Other fixed charges is the interest component of rental expense.

Supplemental Guarantor Consolidating Income Statement (June 2009)

Supplemental Guarantor Consolidating Income Statement
CHF million

For the six months ended	UBS AG	UBS		Consolidating
30 June 2009	Parent Bank [1]	Americas Inc.	Subsidiaries	Entries	UBS Group

Operating income
Interest income	10,816	2,707	4,226	(4,068)	13,680
Interest expense	(10,101)	(1,313)	(3,293)	4,068	(10,638)

Net interest income	715	1,394	932	0	3,042
Credit loss (expense) / recovery	(670)	(789)	(63)	0	(1,523)

Net interest income after credit loss expense	44	605	869	0	1,519

Net fee and commission income	3,849	3,081	1,814	0	8,744
Net trading income	(1,047)	(116)	753	0	(410)
Income from subsidiaries	(1,206)	0	0	1,206	0
Other income	1,077	324	(514)	0	887

Total operating income	2,717	3,894	2,923	1,206	10,740

Operating expenses
Personnel expenses	4,260	2,935	1,347	0	8,542
General and administrative expenses	1,210	1,402	723	0	3,334
Depreciation of property and equipment	347	97	94	0	537
Impairment of goodwill	0	0	1,123	0	1,123
Amortization of intangible assets	0	50	34	0	84

Total operating expenses	5,816	4,482	3,320	0	13,621

Operating profit from continuing operations before tax	(3,099)	(588)	(399)	1,206	(2,881)

Tax expense / (benefit)	277	(11)	(179)	0	86

Net profit / (loss) from continuing operations	(3,376)	(577)	(220)	1,206	(2,967)

Net profit / (loss) from discontinued operations	0	0	17	0	17

Net profit / (loss)	(3,376)	(577)	(202)	1,206	(2,949)

Net profit / (loss) attributable to minority interests	0	(3)	430	0	427

Net profit / (loss) attributable to UBS shareholders	(3,376)	(574)	(632)	1,206	(3,376)

1 UBS AG Parent Bank prepares its financial statements in accordance with Swiss banking law requirements. For the purpose of this disclosure, the accounts have been adjusted to IFRS.

Supplemental Guarantor Consolidating Income Statement (June 2008)

Supplemental Guarantor Consolidating Income Statement
CHF million

For the six months ended	UBS AG	UBS		Consolidating
30 June 2008	Parent Bank [1]	Americas Inc.	Subsidiaries	Entries	UBS Group

Operating income
Interest income	28,527	13,150	16,341	(20,266)	37,752
Interest expense	(27,742)	(11,609)	(15,752)	20,266	(34,837)

Net interest income	785	1,541	589	0	2,915
Credit loss (expense) / recovery	(32)	(297)	0	0	(329)

Net interest income after credit loss expense	753	1,244	589	0	2,586

Net fee and commission income	5,382	4,075	2,979	0	12,436
Net trading income	(5,352)	(12,078)	2,255	0	(15,175)
Income from subsidiaries	(10,525)	0	0	10,525	0
Other income	532	555	(984)	0	103

Total operating income	(9,210)	(6,204)	4,839	10,525	(50)

Operating expenses
Personnel expenses	5,412	2,784	1,691	0	9,887
General and administrative expenses	1,292	2,757	1,025	0	5,074
Depreciation of property and equipment	389	76	93	0	558
Impairment of goodwill	0	344	(3)	0	341
Amortization of intangible assets	1	42	55	0	98

Total operating expenses	7,094	6,003	2,860	0	15,957

Operating profit from continuing operations before tax	(16,304)	(12,207)	1,978	10,525	(16,008)

Tax expense / (benefit)	(4,248)	(212)	334	0	(4,126)

Net profit / (loss) from continuing operations	(12,056)	(11,995)	1,644	10,525	(11,882)

Net profit / (loss) from discontinued operations	43	0	135	0	178

Net profit / (loss)	(12,012)	(11,995)	1,779	10,525	(11,703)

Net profit / (loss) attributable to minority interests	0	2	307	0	309

Net profit / (loss) attributable to UBS shareholders	(12,012)	(11,997)	1,472	10,525	(12,012)

1 UBS AG Parent Bank prepares its financial statements in accordance with Swiss banking law requirements. For the purpose of this disclosure, the accounts have been adjusted to IFRS.

Supplemental Guarantor Consolidating Balance Sheet (June 2009)

Supplemental Guarantor Consolidating Balance Sheet
CHF million
	UBS AG		UBS		Consolidating
As of 30 June 2009	Parent Bank	[1]	Americas Inc.	Subsidiaries	Entries	UBS Group

Assets
Cash and balances with central banks	27,209		6	10,453	0	37,668
Due from banks	80,838		10,433	131,703	(173,092)	49,882
Cash collateral on securities borrowed	43,709		87,898	10,608	(42,669)	99,546
Reverse repurchase agreements	186,641		83,372	121,948	(188,595)	203,366
Trading portfolio assets	135,034		43,616	49,156	3,888	231,694
Trading portfolio assets pledged as collateral	66,335		8,343	1,300	(22,068)	53,910
Positive replacement values	540,039		10,998	190,253	(198,749)	542,541
Financial assets designated at fair value	5,962		7,277	13,486	(14,652)	12,073
Loans	304,131		51,764	27,437	(67,495)	315,837
Financial investments available-for-sale	1,228		607	3,594	0	5,429
Accrued income and prepaid expenses	2,325		4,170	1,134	(1,174)	6,455
Investments in associates	68,354		35	52	(67,564)	877
Property and equipment	5,033		911	616	0	6,560
Goodwill and intangible assets	255		9,570	1,777	0	11,602
Deferred tax assets	6,704		1,648	412	0	8,764
Assets of disposal groups held for sale	0		295	5,428	0	5,723
Other assets	7,552		3,698	3,488	(6,792)	7,946

Total assets	1,481,349		324,641	572,845	(778,962)	1,599,873

Liabilities
Due to banks	160,290		59,597	61,951	(173,092)	108,746
Cash collateral on securities lent	15,668		27,588	10,281	(42,669)	10,868
Repurchase agreements	37,116		136,995	112,400	(188,595)	97,916
Trading portfolio liabilities	42,783		13,836	994	(4,780)	52,833
Negative replacement values	517,038		10,587	194,713	(198,749)	523,589
Financial liabilities designated at fair value	92,129		682	31,277	(19,247)	104,841
Due to customers	372,540		63,847	77,224	(67,495)	446,116
Accrued expenses and deferred income	6,960		2,264	425	(1,174)	8,475
Debt issued	143,751		1,841	33,764	(8,805)	170,552
Liabilities associated with disposal groups held for sale	0		41	3,390	0	3,431
Other liabilities	8,957		5,271	23,515	(6,792)	30,951

Total liabilities	1,397,232		322,549	549,933	(711,398)	1,558,317

Equity attributable to UBS shareholders	84,117		(933)	17,926	(67,564)	33,545

Minority interests	0		3,025	4,986	0	8,011

Total equity	84,117		2,092	22,912	(67,564)	41,556

Total liabilities and equity	1,481,349		324,641	572,845	(778,962)	1,599,873

1 UBS AG Parent Bank prepares its financial statements in accordance with Swiss banking law requirements. For the purpose of this disclosure, the accounts have been adjusted to IFRS.

Supplemental Guarantor Consolidating Balance Sheet (December 2008)

Supplemental Guarantor Consolidating Balance Sheet
CHF million
	UBS AG		UBS		Consolidating
As of 31 December 2008	Parent Bank	[1]	Americas Inc.	Subsidiaries	Entries	UBS Group

Assets
Cash and balances with central banks	27,030		332	5,382	0	32,744
Due from banks	111,563		11,490	192,206	(250,808)	64,451
Cash collateral on securities borrowed	48,874		109,783	16,914	(52,674)	122,897
Reverse repurchase agreements	206,087		79,178	145,851	(206,468)	224,648
Trading portfolio assets	145,012		47,558	57,230	22,038	271,838
Trading portfolio assets pledged as collateral	71,736		12,655	1,531	(45,706)	40,216
Positive replacement values	862,459		18,215	293,896	(320,470)	854,100
Financial assets designated at fair value	5,120		7,755	12,741	(12,734)	12,882
Loans	326,548		53,774	35,193	(75,207)	340,308
Financial investments available-for-sale	1,237		638	3,373	0	5,248
Accrued income and prepaid expenses	3,684		2,700	2,666	(2,909)	6,141
Investments in associates	66,255		58	50	(65,473)	890
Property and equipment	5,093		971	642	0	6,706
Goodwill and intangible assets	250		9,393	3,292	0	12,935
Deferred tax assets	6,607		1,757	516	0	8,880
Assets of disposal groups held for sale						0
Other assets	8,934		2,148	6,333	(7,484)	9,931

Total assets	1,896,489		358,405	777,816	(1,017,895)	2,014,815

Liabilities
Due to banks	196,723		68,213	111,500	(250,808)	125,628
Cash collateral on securities lent	25,248		32,884	8,605	(52,674)	14,063
Repurchase agreements	30,988		140,197	137,844	(206,468)	102,561
Trading portfolio liabilities	51,034		17,086	903	(6,592)	62,431
Negative replacement values	855,005		16,792	300,537	(320,470)	851,864
Financial liabilities designated at fair value	88,505		1,716	35,973	(24,648)	101,546
Due to customers	422,688		70,242	57,051	(75,207)	474,774
Accrued expenses and deferred income	7,417		2,584	3,104	(2,909)	10,196
Debt issued	127,408		2,439	72,569	(5,162)	197,254
Liabilities associated with disposal groups held for sale						0
Other liabilities	12,598		4,313	24,538	(7,484)	33,965

Total liabilities	1,817,614		356,466	752,624	(952,422)	1,974,282

Equity attributable to UBS shareholders	78,875		(1,097)	20,226	(65,473)	32,531

Minority interests	0		3,036	4,966	0	8,002

Total equity	78,875		1,939	25,192	(65,473)	40,533

Total liabilities and equity	1,896,489		358,405	777,816	(1,017,895)	2,014,815

1 UBS AG Parent Bank prepares its financial statements in accordance with Swiss banking law requirements. For the purpose of this disclosure, the accounts have been adjusted to IFRS.

Supplemental Guarantor Consolidating Cash Flow Statement (June 2009)

Supplemental Guarantor Consolidating Statement of Cash Flows
CHF million

For the six month-period ended		UBS AG	UBS
30 June 2009		Parent Bank [1]	Americas Inc.	Subsidiaries	UBS Group

Net cash flow from / (used in) operating activities		(38,065)	(410)	45,426	6,953

Cash flow from / (used in) investing activities
Investments in subsidiaries and associates		(78)	0	0	(78)
Disposal of subsidiaries and associates		181	0	0	181
Purchase of property and equipment		(263)	(98)	(40)	(401)
Disposal of property and equipment		14	26	3	44
Net (investment in) / divestment of financial investments available-for-sale		57	45	323	426

Net cash flow from / (used in) investing activities		(90)	(26)	287	171

Cash flow from / (used in) financing activities
Net money market paper issued/ (repaid)		12,943	(553)	(38,088)	(25,698)
Net movements in treasury shares and own equity derivative activity		163	0	0	163
Capital issuance		3,775	0	0	3,775
Issuance of long-term debt, including financial liabilities designated at fair value		53,207	0	472	53,679
Repayment of long-term debt, including financial liabilities designated at fair value		(51,307)	(1,089)	(3,300)	(55,696)
Increase in minority interests		0	(5)	7	2
Dividend payments to / purchase from minority interests		0	(11)	(17)	(28)
Net activity in investments in subsidiaries		1,645	381	(2,026)	0

Net cash flow from / (used in) financing activities		20,426	(1,277)	(42,952)	(23,803)
Effects of exchange rate differences		4,881	180	428	5,489

Net increase / (decrease) in cash and cash equivalents		(12,847)	(1,534)	3,189	(11,189)
Cash and cash equivalents at the beginning of the period		132,782	24,422	22,490	179,693

Cash and cash equivalents at the end of the period		119,935	22,888	25,679	168,504

Cash and cash equivalents comprise:
Cash and balances with central banks		27,209	6	10,467	37,682
Money market paper	[2]	59,805	21,044	3,199	84,047
Due from banks with original maturity of less than three months		32,919	1,838	12,017	46,775

Total		119,933	22,888	25,684	168,504

1 UBS AG Parent Bank prepares its financial statements in accordance with Swiss banking law requirements. For the purpose of this disclosure, the accounts have been adjusted to IFRS.   2 Money market paper is included in the Balance sheet under “Trading portfolio assets”, “Trading portfolio assets pledged as collateral” and “Financial investments available-for-sale”. CHF 30,024 million was pledged at 30 June 2009.

Supplemental Guarantor Consolidating Cash Flow Statement (June 2008)

Supplemental Guarantor Consolidating Statement of Cash Flows
CHF million

For the six-month period ended		UBS AG	UBS
30 June 2008		Parent Bank [1]	Americas Inc.	Subsidiaries	UBS Group

Net cash flow from / (used in) operating activities		(34,446)	(1,056)	28,761	(6,741)

Cash flow from / (used in) investing activities
Investments in subsidiaries and associates		(1,111)	0	0	(1,111)
Disposal of subsidiaries and associates		1,183	0	0	1,183
Purchase of property and equipment		(486)	(169)	(359)	(1,014)
Disposal of property and equipment		48	1		49
Net (investment in) / divestment of financial investments available-for-sale		(218)	41	88	(89)

Net cash flow from / (used in) investing activities		(584)	(127)	(271)	(982)

Cash flow from / (used in) financing activities
Net money market paper issued/ (repaid)		(4,272)	(682)	(19,021)	(23,975)
Net movements in treasury shares and own equity derivative activity		910	0	0	910
Capital issuance	[2]	26,380	0	0	26,380
Issuance of long-term debt, including financial liabilities designated at fair value		54,721	0	3,653	58,374
Repayment of long-term debt, including financial liabilities designated at fair value		(28,161)	(3,558)	(8,639)	(40,358)
Increase in minority interests		0	301	1,368	1,669
Dividend payments to / purchase from minority interests		0	(85)	(327)	(412)
Net activity in investments in subsidiaries		(10,770)	11,486	(716)	0

Net cash flow from / (used in) financing activities		38,808	7,462	(23,682)	22,588
Effects of exchange rate differences		(16,625)	(636)	(6,234)	(23,495)

Net increase / (decrease) in cash and cash equivalents		(12,847)	5,643	(1,426)	(8,630)
Cash and cash equivalents at the beginning of the period		109,110	15,532	24,463	149,105

Cash and cash equivalents at the end of the period		96,263	21,175	23,037	140,475

Cash and cash equivalents comprise:
Cash and balances with central banks		7,861	23	8,513	16,397
Money market paper	[3]	50,470	18,463	3,952	72,885
Due from banks with original maturity of less than three months		37,932	2,689	10,572	51,193

Total		96,263	21,175	23,037	140,475

1 UBS AG Parent Bank prepares its financial statements in accordance with Swiss banking law requirements. For the purpose of this disclosure, the accounts have been adjusted to IFRS.   2 Includes cash flows resulting from the issuance of mandatory convertible notes through subsidiaries.   3 Money market paper is included in the Balance sheet under “Trading portfolio assets”, “Trading portfolio assets pledged as collateral” and “Financial investments available-for-sale”. CHF 13,441 million was pledged at 30 June 2008. The previously disclosed amount of pledged money market paper at 30 June 2008 has been adjusted to include positions recognized in the Balance Sheet under “Trading portfolio assets pledged as collateral.”

Introduction

Guarantee of Other Securities

UBS AG, acting through wholly owned finance subsidiaries, has issued the following trust preferred securities:

Guarantee of other securities
USD billion, unless otherwise indicated			Outstanding on 30.6.09
Issuing Entity	Type of security		Date issued	Interest (%)	Amount

UBS Preferred Funding Trust I	Trust preferred securities		October 2000	8.622	1.5
UBS Preferred Funding Trust II	Trust preferred securities	[1]	June 2001	7.247	0.5
UBS Preferred Funding Trust IV	Floating rate noncumulative trust preferred securities		May 2003	one-month LIBOR + 0.7	0.3
UBS Preferred Funding Trust V	Trust preferred securities		May 2006	6.243	1.0

1 In June 2006, USD 300 million (at 7.25%) of Trust preferred securities also issued in June 2001 were redeemed.

UBS AG has fully and unconditionally guaranteed all of these securities. UBS’s obligations under the trust preferred securities guarantees are subordinated to the prior payment in full of the deposit liabilities of UBS and all other liabilities (including those in respect of bonds, notes and debentures) not by their terms subordinated to the same extent as UBS’s obligations under these guarantees. At 30 June 2009, the amount of senior liabilities of UBS to which the holders of the subordinated debt securities would be subordinated is approximately CHF 1,545 billion.

INCORPORATION BY REFERENCE

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Numbers 333-153882; 333-156695; and 333-156695-01 to -17) and Form S-8 (Registration Numbers 333-57878; 333-50320; 333-49216; 333-49214; 333-49212; 333-49210; 333-103956; 333-127180; 333-127182; 333-127183; and 333-127184) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-Ks of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 (Registration Number 033-91744) and May 13, 2004 (Registration Number 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG
By:	/s/ Oswald J. Grübel
	Name:	Oswald J. Grübel
	Title:	Group Chief Executive Officer

By:	/s/ John Cryan
	Name:	John Cryan
	Title:	Group Chief Financial Officer

Date: August 4, 2009